Supplement Dated__________, 2020
(for Applications signed on or after _______________, 2020) to the
Prospectus dated__________, 2020 for
Protective ~~[insert product name]~~ Investors Benefit Advisory Variable Annuity
Issued by
Protective Life Insurance Company
Protective Variable Annuity Separate Account

This Rate Sheet Prospectus Supplement should be read carefully and retained with the Prospectus dated _______________, 2020 for the Protective ~~[insert product name]~~ Investors Benefit Advisory variable annuity. You may obtain a current Prospectus by calling 1-800-456-6330.

This Rate Sheet Prospectus Supplement provides the current Maximum Withdrawal Percentage under the SecurePay living benefit rider as described in the "PROTECTED LIFETIME INCOME BENEFIT-Determining the Amount of Your SecurePay Withdrawals" section of the Prospectus. This Supplement must be used in conjunction with an effective Protective ~~[insert product name]~~ **Investors Benefit Advisory** variable annuity Prospectus.

The Rate Sheet Prospectus Supplement and ~~-~~rates below are effective until superseded by a subsequent Rate Sheet Prospectus Supplement. The rates apply for applications that are signed on or after ___________, 2020, and that we receive in Good Order within ten calendar days of the date this Supplement is ~~no longer effective~~ superseded by the subsequent Rate Sheet Prospectus Supplement. We must also receive at least the minimum initial Purchase Payment ~~in the amount and time frame described in the Prospectus~~ ($5,000) within the ten calendar days. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance.

Before submitting your application for a Protective ~~[insert product name]~~ **Investors Benefit Advisory** variable annuity, please obtain a current Rate Sheet Prospectus Supplement. To obtain a current Rate Sheet Prospectus Supplement:

- Contact your financial advisor
- Contact us toll-free at 1-800-456-6330
- https://protective.onlineprospectus.net/protective/Protective~~[insertproductname~~Investors BenefitAdvisory~~]i~~index.html or
- Go to www.sec.gov under File No. 333-237747~~XXXXXX~~.

The Maximum Withdrawal Percentage applicable to your Contract will not change for the life of your Contract.

MAXIMUM WITHDRAWAL PERCENTAGE

Election Age	Guaranteed Withdrawal Percentage (% of Benefit Base)
60-64	3.50%
65	4.00%
66	4.10%
67	4.20%
68	4.30%
69	4.40%

70	4.50%
71	4.55%
72	4.60%
73	4.65%
74	4.70%
75	4.75%
76	4.80%
77	4.85%
78	4.90%
79	4.95%
80	5.00%

If you have any questions regarding this Rate Sheet Prospectus Supplement, please contact us toll free at 1-800-456-6330. **Please keep this Rate Sheet Prospectus Supplement for future reference.**

PROSPECTUS
~~May 1,~~ August ____, 2020

Protective [~~ ~~]Investors Benefit Advisory Variable Annuity

Protective Life Insurance Company
Protective Variable Annuity Separate Account
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330
www.protective.com

This Prospectus describes an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life Insurance Company (the "Contract"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans. This Contract is only available through Financial Intermediaries that may charge an Advisory Fee for their services. The fee that your Financial Intermediary charges you for the management of the Contract Value ("Advisory Fee") is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). If the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. **Certain Contract features and/or certain investment options offered under the Contract ~~may~~ will not be available through all Financial Intermediaries.** For further details, please contact us at 1-800-456-6330.

You generally may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the Protective Variable Annuity Separate Account. The value of your Contract that is allocated to the Sub-Account will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts. If you purchase the SecurePay Pro rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See "PROTECTED LIFETIME INCOME BENEFITS.") Once the you begin taking withdrawals under the SecurePay Pro rider or beginning two years after the date the SecurePay Pro rider is issued, whichever comes first, you will not be able to make any additional Purchase Payments under the Contract. This restriction on further Purchase Payments may limit: (1) the ability to increase Contract Value; (2) death benefits (such as the Return of Purchase Payments Death Benefit); and (3) the values under the SecurePay Pro rider. The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Oppenheimer V.I.Global Fund, Series II
Invesco Oppenheimer V.I. Government Money Fund, Series I
Invesco Oppenheimer V.I. Main Street Fund, Series II
Invesco V.I. Balanced Risk Allocation Fund, Series II
Invesco V.I. Comstock Fund, Series II
Invesco V.I. Equity and Income Fund, Series II
Invesco V.I. Global Real Estate Fund, Series II
Invesco V.I. Government Securities Fund, Series II
Invesco V.I. Growth and Income Fund, Series II
Invesco V.I. International Growth Fund, Series II

American Funds Insurance Series®
IS Asset Allocation Fund, Class 4
IS Blue Chip Income and Growth Fund, Class 4
IS Bond Fund, Class 4
IS Capital Income Builder® Fund, Class 4
IS Global Growth Fund, Class 4
IS Global Growth and Income Fund, Class 4
IS Global Small Capitalization Fund, Class 4
IS Growth Fund, Class 4
IS Growth-Income Fund, Class 4
IS International Fund, Class 4
IS New World Fund®, Class 4
IS US Government, Class 4

Clayton Street Trust
Protective Life Dynamic Allocation Series-Conservative Portfolio
Protective Life Dynamic Allocation Series-Growth Portfolio
Protective Life Dynamic Allocation Series-Moderate Portfolio

DFA Investment Dimensions Group Inc.
VA International Small Portfolio

VA International Value Portfolio
VA U.S. Large Value Portfolio
VA U.S. Targeted Value Portfolio
VA Global Moderate Allocation Portfolio
VA Global Bond Portfolio
VA Short-Term Fixed Portfolio
VA Equity Allocation Portfolio

Fidelity® Variable Insurance Products
VIP Investment Grade Bond Portfolio, SC2
VIP Mid Cap Portfolio, SC2

Franklin Templeton Variable Insurance Products Trust
Franklin Flex Cap Growth VIP Fund, Class 2
Franklin Income VIP Fund, Class 2
Franklin Mutual Global Discovery VIP Fund, Class 2
Franklin Mutual Shares VIP Fund, Class 2
Franklin Rising Dividends VIP Fund, Class 2
Franklin Small Cap Value VIP Fund, Class 2
Franklin Small-Mid Cap Growth VIP Fund, Class 2
Franklin Strategic Income VIP Fund, Class 2
Templeton Developing Markets VIP Fund, Class 2
Templeton Foreign VIP Fund, Class 2
Templeton Global Bond VIP Fund, Class 2

Goldman Sachs Variable Insurance Trust
Core Fixed Income Fund, Service Class
Global Trends Allocation Fund, Service Class
Growth Opportunities Fund, Service Class
Mid Cap Value Fund, Service Class
Strategic Growth Fund, Service Class

Legg Mason Partners Variable Equity Trust
ClearBridge Variable Mid Cap Portfolio, Class II
ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio, Value Class

Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)
Fundamental Equity Portfolio, Value Class
Growth Opportunities Portfolio, Value Class

PIMCO Variable Insurance Trust
All Asset Portfolio, Advisor Class
Global Diversified Allocation Portfolio, Advisor Class
Long-Term US Government Portfolio, Advisor Class
Low Duration Portfolio, Advisor Class
Real Return Portfolio, Advisor Class
Short-Term Portfolio, Advisor Class
Total Return Portfolio, Advisor Class

Royce Capital Fund
Small-Cap Fund, Service Class

Vanguard Variable Insurance Fund
Vanguard VIF Balanced Portfolio
Vanguard VIF Capital Growth Portfolio
Vanguard VIF Conservative Allocation Portfolio
Vanguard VIF Diversified Value Portfolio
Vanguard VIF Equity Income Portfolio
Vanguard VIF Equity Index Portfolio
Vanguard VIF Global Bond Index Portfolio
Vanguard VIF Growth Portfolio
Vanguard VIF High Yield Bond Portfolio
Vanguard VIF International Portfolio
Vanguard VIF Mid-Cap Index Portfolio
Vanguard VIF Moderate Allocation Portfolio
Vanguard VIF Money Market Portfolio
Vanguard VIF Real Estate Index Portfolio
Vanguard VIF Short Term Investment Grade Portfolio
Vanguard VIF Total Bond Market Index Portfolio
Vanguard VIF Total International Stock Market Index Portfolio
Vanguard VIF Total Stock Market Index Portfolio

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

This Prospectus sets forth ~~basic information~~ a description of all material features about the Contract and the Variable Account that a prospective investor should know before investing. This Prospectus also describes all material state variations to the Contract. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission ("SEC"), contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of Additional Information free of charge by writing or calling Protective Life at the address or telephone number shown above. You may also obtain an

DEFINITIONS

"We", "us", "our", "Protective Life", and "Company"   refer to Protective Life Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office   Protective Life Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Advisory Fee   Advisory Fees are fees paid to your Financial Intermediary for providing investment advice regarding your Contract and for managing your Contract Value. Advisory Fees may be paid directly by you or, subject to certain restrictions, be paid out of your Contract Value.

Annual Withdrawal Amount or AWA   The maximum amount that may be withdrawn from the Contract under the SecurePay ~~Pro~~ rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date   The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option   The payout option under which the Company makes annuity income payments.

Annuity Value   The amount we apply to the Annuity Option you have selected.

Assumed Investment Return   The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date   The date you choose to start your SecurePay Withdrawals.

Benefit Period   The period between the Benefit Election Date and any event which would cause the rider to terminate.

Code   The Internal Revenue Code of 1986, as amended.

Contract   The Protective Investors Benefit Advisory Annuity, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary   The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value   Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year   Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person   The person or persons upon whose lives the benefits of the SecurePay ~~Pro~~ rider, as applicable, are based. There may not be more than two Covered Persons.

DCA   Dollar cost averaging.

DCA Accounts   A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit   The amount we pay to the beneficiary if an Owner dies before the Annuity Date.

Due Proof of Death   Receipt at our Administrative Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.

Excess Withdrawals   Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under one of the Protected Lifetime Income Benefits.

Financial Intermediary   A bank, or an investment adviser registered as such with the ~~SEC.~~SEC or state securities regulatory authorities.

Fixed Account   A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund   Any investment portfolio in which a corresponding Sub-Account invests.

Good Order ("good order")   A request or transaction generally is considered in "Good Order" if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, take a withdrawal from or surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account. ~~We may also deduct state premium taxes, if applicable.~~These fees and expenses do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner for the provision of investment advice. If such charges were reflected, costs would be higher.

OWNER TRANSACTION EXPENSES

Sales Charge Imposed on Purchase Payments	None
Transfer Fee(1)	$25
Premium Tax(2)	3.5%

(1) *Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future for each transfer after the first 12 transfers in any Contract Year. We will give written notice thirty (30) days before we impose a Transfer Fee. (See "CHARGES AND DEDUCTIONS.")*

(2) *Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a surrender or withdrawal, death or annuitization.*

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES
(other than Fund expenses)

Annual Contract Maintenance Fee(1)	$35

Variable Account Annual Expenses
(as a percentage of average Variable Account value)

Mortality and Expense Risk Charge	0.20%
Administration Charge	0.10%
Total Variable Account Annual Expenses (excluding optional benefit charges)	0.30%

Optional Benefit Charges

Return of Purchase Payments Death Benefit Fee (as an annualized percentage of the death benefit, beginning on the 1st Monthly Anniversary Date)	0.20%

Protected Lifetime Income Benefits

SecurePay Pro Rider Fee(2) (as an annualized percentage of the Benefit Base(3) on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)

	Maximum	Current
Purchase of SecurePay Pro rider at Contract Purchase	2.00%	1.50%
Purchase of SecurePay Pro rider under RightTime	2.20%	1.60%

(1) *We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders, is $100,000 or more. (See "CHARGES AND DEDUCTIONS.")*

(2) *We will give you at least 30 days' written notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base. See "THE SECUREPAY RIDER" in this Prospectus.*

(3) *The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. ~~On~~ If the ~~Rider Issue Date,~~ rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract ~~Value.~~ Value on the Rider Issue Date. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see "THE SECUREPAY RIDER" in this Prospectus.*

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2019. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS		
	Minimum	**Maximum**
Total Annual Fund Operating Expenses[1] . . . . (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.11%	– 1.82%

[1] *The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.*

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, Variable Account Annual Expenses (mortality and expense risk charge, administration charge, and any optional rider charges), and both maximum and minimum Total Annual Fund Operating Expenses.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each ~~year, net~~ year. The examples do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of ~~advisory~~ the Owner, and that if such fees ~~being paid.~~ were reflected, costs would be higher.

- The first example assumes that you purchased the SecurePay ~~Pro~~ rider with RightTime at the maximum and current rider fees.

- The second example assumes that you have not purchased the the SecurePay ~~Pro~~ rider.

- The examples also assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.

- The examples do not reflect premium taxes, which may range up to 3.5% depending on the jurisdiction.

(1) If you purchased the SecurePay ~~Pro~~ rider under RightTime:

    (a) ~~If you surrender the Contract at the end of the applicable time period:~~

        (i) ~~reflecting the maximum charge:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense~~	$	$	$	$
~~Minimum Fund Expense~~	$	$	$	$

        (ii) ~~reflecting the current charge:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense~~	$	$	$	$
~~Minimum Fund Expense~~	$	$	$	$

(b) If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:

   (i) reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense.	$448	$1349	$2258	$4561
Minimum Fund Expense	$278	$ 850	$1444	$3033

   (ii) reflecting the current charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense.	$398	$1203	$2023	$4136
Minimum Fund Expense	$227	$ 697	$1190	$2525

(2) If you have not purchased the SecurePay ~~Pro~~ rider:

   (a) ~~If you surrender the Contract at the end of the applicable time period:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense. . . . .~~	$	$	$	$
~~Minimum Fund Expense . . . .~~	$	$	$	$

If you surrender, annuitize[1] or remain invested in the Contract at the end of the applicable time period:

   (b) ~~If you annuitize[2] or remain invested in the Contract at the end of the applicable time period:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense. . . . .~~	$	$	$	$
~~Minimum Fund Expense . . . .~~	$	$	$	$

	1 year	3 years	5 years	10 years
Maximum Fund Expense.	$248	$760	$1295	$2737
Minimum Fund Expense	$ 77	$235	$ 401	$ 855

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

---

[1] ~~You may not annuitize your Contract within 3 years after we accept your most recent Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date."~~ *The death benefit fee does not apply after the Annuity Date.*

[2]

SUMMARY

The Contract

What is the Protective Investors Benefit Advisory Variable Annuity Contract?

The Protective Investors Benefit Advisory Variable Annuity is an individual flexible premium deferred variable and fixed annuity contract issued by Protective Life. (See "The Contract.")

What are the Company's obligations under the Contract?

The benefits under the Contract are paid by us from our general account assets and/or your Contract Value held in the Variable Account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts of the Variable Account, which is not part of our general account. Our general account assets support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, or the SecurePay ~~Pro rider~~ rider) are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability.

It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

How may I purchase a Contract?

Protective Life sells the Contracts through financial advisers associated with Financial Intermediaries such as investment advisers registered with the ~~Securities and Exchange Commission~~ SEC or state securities regulatory authorities (registered investment advisers) or banks. (See "DISTRIBUTION OF THE CONTRACTS.")

Protective Life will issue your Contract when it receives and accepts your complete application information and an initial Purchase Payment through the Financial Intermediary you have selected. (See "Issuance of a Contract.")

What are the Purchase Payments?

The minimum amount that Protective Life will accept as an initial Purchase Payment is $5,000. Purchase Payments may be made at any time prior to the oldest Owner's or Annuitant's 86th birthday. ~~No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect.~~ The minimum subsequent Purchase Payment we will accept is $100, or $50 if the payment is made under our current automatic purchase payment plan. If you purchase the SecurePay ~~Pro~~ rider, the automatic purchase payment plan will terminate two years after the Rider Issue Date. The maximum aggregate Purchase Payment(s) we will accept without prior Administrative Office approval is $1,000,000. We may impose conditions for our acceptance of aggregate Purchase Payments greater than $1,000,000, such as limiting the death benefit options that are available under your Contract.

If you purchase the SecurePay ~~Pro~~ rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. (See ~~"SecurePay Pro").~~ "SecurePay"). *We reserve the right to limit, suspend, or reject any and all Purchase Payments at any time.* We will give written notice at least five (5) days before any changes to Purchase Payment limitations go into effect. (See "Purchase Payments.")

Can I cancel the Contract?

You have the right to return the Contract within a certain number of days (which varies by state and is never less than ten) after you receive it. The returned Contract will be treated as if it were never issued. Protective Life will refund the Contract Value in states where permitted. This amount may be more or less than the Purchase Payments. In states requiring the return of Purchase Payments, we will refund the greater of the Contract Value or the Purchase Payments. (See "Right to Cancel.")

Can I transfer amounts in the Contract?

Before the Annuity Date, you may transfer amounts among the Investment Options. There are, however, limitations on transfers: any transfer must be at least $100; no amounts may be transferred into a DCA Account.

that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For more information about transfers, how to request transfers and limitations on transfers, see "Transfers — *Limitations on Transfers*". We also deduct a contract maintenance fee from your Contract Value on each Contract Anniversary prior to the Annuity Date and on any other day that you surrender your Contract. We may waive the contract maintenance fee under certain circumstances. We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Return of Purchase Payments Death Benefit and the SecurePay ~~Pro~~ rider.

We will deduct any applicable state premium tax from Purchase Payments or Contract Value if premium taxes apply to your Contract. The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

(See the "FEES AND EXPENSES" tables preceding this Summary and the "CHARGES AND DEDUCTIONS" section later in this Prospectus.)

What is the SecurePay ~~Pro~~ Rider?

The SecurePay ~~Pro~~ rider guarantees the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed even if your Contract Value declines due to poor market performance. You may select the SecurePay ~~Pro~~ rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The SecurePay ~~Pro~~ rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Note: We do not accept Purchase Payments after the Benefit Election Date or those we receive two years or more after the Rider Issue Date, whichever comes first.

Under the SecurePay ~~Pro~~ rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits. All withdrawals, including SecurePay ~~Pro~~ Withdrawals, will reduce the Contract Value and the death benefit under the ~~Contract.~~ Contract, and may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age 59 ½..

Under the SecurePay ~~Pro~~ rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay ~~Pro~~ rider are probably not appropriate for you. Please see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS."

We charge an additional fee if you purchase the SecurePay ~~Pro~~ rider. If you elect the rider, you will begin paying this fee as of the date the SecurePay ~~Pro~~ rider is issued. You may not cancel the SecurePay ~~Pro~~ rider for the first ten years following the date of its issue. To purchase the SecurePay ~~Pro~~ rider, the youngest Owner and Annuitant must be age 60 or older and the oldest Owner and Annuitant must be age 80 or younger on the Rider Issue Date. (See "THE SECUREPAY ~~PRO~~ RIDER.")

Withdrawals from your Contract while your Contract Value is greater than zero will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. Therefore, it is possible that the Owner may not receive lifetime income benefit payments derived from the Company's assets.

What is the RightTime Option?

You may elect the SecurePay ~~Pro~~ rider at the time you purchase your Contract, or you may purchase the rider later under our RightTime option *so long as you satisfy the rider's issue requirements and the rider is still available for sale*. If you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is issued. Currently, the annual rider fee is 0.10% higher for the SecurePay ~~Pro~~ rider if you exercise the RightTime option to elect the rider than if you elect the rider when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFITS."

What Annuity Options are available?

We apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "ANNUITY PAYMENTS.")

Is the Contract available for qualified retirement plans?

You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, Qualified Retirement Plans.")

Where may I find financial information about the Sub-Accounts?

You may find financial information about the Sub-Accounts in Appendix D to this Prospectus and in the Statement of Additional Information.

Can Advisory Fees be paid from the Contract Value?

~~If you have purchased this Contract through a~~ The fee that your Financial Intermediary ~~who manages your~~ charges you for the management of the Contract Value ~~for a fee ("Advisory Fee"), that Advisory Fee~~ ("Advisory Fee") is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this ~~prospectus.~~ prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments ("Advisory Fee Authorization"). The deduction of the Advisory Fee will reduce your Contract ~~Value, but~~ Value and, as a result, also may reduce the death benefits under your Contract and the potential for increases in the SecurePay Pro rider benefits. We will not ~~reduce~~ treat Advisory Fees paid from your Contract as taxable withdrawals for income tax reporting purposes if certain conditions are met. See "Description of the ~~value~~ Contract – Surrenders and Withdrawals – Payment of ~~any optional benefit~~ Advisory Fees" for more information on the applicable conditions. Regardless of whether we tax report Advisory Fees from your Contract, federal and/or state taxing authorities could determine that such Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you ~~have purchased.~~ attained age 59½. You should consult with your tax adviser regarding the tax treatment of Advisory Fees deducted from your Contract Value. (See "DESCRIPTION OF THE CONTRACT, *Payment of Advisory Fees*" and "FEDERAL TAX MATTERS.")

Other contracts

We issue other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their sub-accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our Administrative Office in writing or by telephone.

Federal Tax Status

Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a surrender or withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply to distributions from non-Qualified as well as Qualified Contracts. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "FEDERAL TAX MATTERS.")

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life Insurance Company

The Contracts are issued by Protective Life. Protective Life is a Tennessee corporation and was founded in 1907. Protective Life markets individual life insurance, credit life and disability insurance, guaranteed investment contracts, guaranteed funding agreements, fixed and variable annuities and extended service contracts. Protective Life is currently licensed to transact life insurance business in 49 states and the District of Columbia. As of December 31, 2019, Protective Life had total assets of approximately $120.5 billion. Protective Life is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding company and a wholly-owned subsidiary of The Dai-ichi Life Insurance Company, Limited ("Dai-ichi"). Dai-ichi is a top 20 global life insurance company. Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion.

The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay Pro rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

Protective Variable Annuity Separate Account

The Protective Variable Annuity Separate Account is a separate investment account of Protective Life. The Variable Account was established under Tennessee law by the Board of Directors of Protective Life on October 11, 1993. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

If you select the SecurePay Pro rider your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

Administration

Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the investment companies listed below.

If you select the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

Fund	Fund Manager/ Investment Adviser	Subadvisor(s)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.	
American Funds Insurance Series	Capital Research and Management Company	
Clayton Street Trust	Janus Capital Management LLC	
DFA Investment Dimensions Group Inc.	DFA Investment Dimensions Group Inc.	
Fidelity Variable Insurance Products	Fidelity Management and Research Company	FMR Co., Inc. Strategic Advisors, Inc. Fidelity Investments Money Management, Inc.
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc. (Franklin Flex Cap Growth VIP Fund, Franklin Income VIP Fund, Franklin Mutual Global Discovery VIP Fund, Franklin Small-Mid Cap Growth VIP Fund, Franklin Strategic Income VIP Fund, Franklin U.S. Government Securities VIP Fund and the Templeton Global Bond VIP Fund) Franklin Advisory Services, LLC (Franklin Rising Dividends VIP Fund and the Franklin Small Cap Value VIP Fund) Franklin Mutual Advisers, LLC(Franklin Mutual Global Discovery VIP Fund, Franklin Mutual Shares VIP Fund and Franklin Strategic Income VIP Fund) Templeton Investment Counsel, LLC(Templeton Foreign VIP Fund) Templeton Global Advisors Limited (Templeton Growth VIP Fund) Templeton Asset Management Ltd. (Templeton Developing Markets VIP Fund)	
Goldman Sachs Variable Insurance Trust	Goldman Sachs Asset Management L.P.	

Parties to the Contract

Owner

The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of all Owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts. Protective Life will only issue a Contract prior to each Owner's 86th birthday. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

The Owner of this Contract may be changed by Written Notice provided:

1. each new Owner's 86th birthday is after the Issue Date; and

2. each new Owner's 95th birthday is on or after the Annuity Date.

For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract ~~Value.~~ Value regardless of whether the Return of Purchase Payments Death Benefit has been selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "TAXATION OF ANNUITIES IN GENERAL.") If you select the SecurePay ~~Pro~~ rider, changing and/or adding Owners may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Beneficiary

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of the Owner.

> Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

> Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

If no Beneficiary designation is in effect or if no Beneficiary is living at the time of the Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. If you select the SecurePay ~~Pro~~ rider, changing and/or adding Beneficiaries may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Annuitant

The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 86th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

The Owner may change the Annuitant by Written Notice prior to the Annuity Date. However, if any Owner is not a natural person, then the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Date in effect when the change of Annuitant is requested. If you select the SecurePay ~~Pro~~ rider, changing the Annuitant will result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Payee

The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. for any reason permitted or required by law. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Investment Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the Administrative Office at the Accumulation Unit Value next determined for the portion of the Purchase Payment allocated to the Sub-Account. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 86th birthday. ~~No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect.~~ The minimum initial Purchase Payment is $5,000. The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment in our sole discretion. Under certain circumstances, we may be required by law to reject a Purchase Payment.

If you select the SecurePay ~~Pro~~ rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever is first. (See "THE SECUREPAY ~~PRO~~ RIDER.")

Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive your payment and a completed transaction service form at our Administrative Office at the Accumulation Unit Value next determined for the portion of the Purchase Payment allocated to the Sub-Account. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

The maximum aggregate Purchase Payment(s) that can be made without prior Administrative Office approval is currently $1,000,000.

We reserve the right to change the maximum aggregate Purchase Payment(s) that we will accept at any time, and to condition acceptance of Purchase Payments over any established maximum amount upon prior approval by our Administrative Office and to impose conditions upon the acceptance of aggregate Purchase Payments greater than the established maximum, such as limiting the death benefit options that are available under your Contract. We also reserve the right to limit, suspend, or reject any and all Purchase Payments at any time. We would suspend, reject, and/or place limitations on the acceptance of initial and/or subsequent Purchase Payments in order to limit our exposure to the risks associated with offering the Contracts or riders under the Contracts. We also reserve the right to limit the Investment Options to which you may direct Purchase Payments for the same reasons, because changes in our arrangements with a Fund, or the investment manager or distributor of a Fund, or because a Fund has or will become unavailable for purchase under the Contracts. We will give written notice at least five (5) days before any changes regarding Purchase Payment limitations, or the allocation of Purchase Payments go into effect unless otherwise required to do so earlier by law or order of a government authority with appropriate jurisdiction.

If we exercise our right to suspend, reject, and/or place limitations on the acceptance and/or allocation of subsequent Purchase Payments, you may be unable to, or limited in your ability to, increase your Contract Value through subsequent Purchase ~~Payments.~~ Payments and therefore may limit increases in the Return of Purchase Payments Death Benefit and the values of the SecurePay Rider. This could also prevent you from making future contributions to a Qualified Contract, including periodic contributions to an employer-sponsored retirement plan or an IRA. (See "QUALIFIED RETIREMENT PLANS."). The Company restricts Purchase Payments in connection with the SecurePay Rider. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.") Before you purchase this Contract and determine the amount of your initial Purchase Payment, you decreased by withdrawals (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

Determination of Accumulation Units

Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Date as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

- surrenders;
- withdrawals;
- automatic withdrawals;
- transfer from a Sub-Account and any applicable transfer fee;
- payment of a death benefit claim;
- application of the Contract Value to an Annuity Option;
- deduction of Advisory Fees; and
- deduction of the monthly death benefit fee, the monthly SecurePay Pro Fee and the annual contract maintenance fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. The deduction of the advisory fee, the monthly death benefit fee, the monthly SecurePay Pro Fee and the annual contract maintenance fee results in the cancellation of Accumulation Units without notice or instruction. The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

Determination of Accumulation Unit Value

The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor.

Net Investment Factor

The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

1. is the result of:

   a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

   b. the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.

2. is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

3. is a factor representing the mortality and expense risk charge and the administration charge for the number of days in the Valuation Period and a charge or credit for any taxes attributed to the investment operations of the Sub-Account, as determined by the Company.

Transfers

Before the Annuity Date, you may instruct us to transfer Contract Value between and among the Investment Options. When we receive your transfer instructions on a completed transaction service form at our Administrative Office, we will allocate the Contract Value you transfer at the next price determined for the Investment Options you indicate. Prices for the Investment Options are determined as of the end of each Valuation Period. Accordingly, transfer requests received in "good order" at our Administrative Office before the end of a Valuation Period are processed at the price determined as of the end of the Valuation Period on the day the requests are received; transfer requests received at our Administrative Office after the end of a Valuation Period are processed at the price determined as of the end of the next Valuation Period. A transfer request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. We may defer transfer requests under the same conditions that payment of withdrawals and surrenders may be delayed. (See "SUSPENSION OR DELAY IN PAYMENTS.") There are limitations on transfers, which are described below.

After the Annuity Date, when variable income payments are selected, transfers are allowed between Sub-Accounts, but are limited to one transfer per month. Dollar cost averaging and portfolio rebalancing are not allowed. No transfers are allowed within the Guaranteed Account or from a Sub-Account and Guaranteed Account.

If you select the SecurePay Pro rider, your options for transferring Contract Value will be restricted. You must transfer Contract Value in accordance with our Allocation Guidelines and Restrictions. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

In the event of the Owner's death, all automatic transfers under the Contract, such as dollar cost averaging and portfolio rebalancing will cease upon our receipt of Due Proof of Death at our Administrative Office.

A surviving spouse who elects to continue the Contract as the new Owner may decide to participate in either dollar cost averaging or portfolio rebalancing, or both, subject to the terms and conditions set forth in this Prospectus.

Any Beneficiary who elects a Death Benefit payment option that provides for the payment of Death Benefit proceeds either over the lifetime of the Beneficiary or within 5 years of the Owner's death may transfer Contract Value among the Sub-Accounts and participate in the portfolio rebalancing program. Because that Beneficiary may not make additional premium payments, however, the Beneficiary may not participate in dollar cost averaging. See "DEATH BENEFIT-Payment of the Death Benefit."

How to Request Transfers

Before or after the Annuity Date, owners may request transfers by Written Notice at any time. Owners also may request transfers by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). From time to time and at our sole discretion, we may introduce additional methods for requesting transfers or discontinue any method for making non-written instructions for such transfers. We will require a form of personal identification prior to acting on non-written instructions and we will record telephone requests. We will send you a confirmation of all transfer requests communicated to us. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent transfer requests.

Reliability of Communications Systems

The Internet and telephone systems may not always be available. Any computer or telephone system, whether it is yours, your service providers', your registered representative's, or ours, can experience unscheduled outages or slowdowns for a variety of reasons. Such outages or delays may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you experience problems, you can request your transaction by writing to us.

Limitations on Transfers

We reserve the right to modify, limit, suspend or eliminate the transfer privileges (including acceptance of non-written instructions submitted by telephone, automated telephone system, the Internet or facsimile) with prior notice for any Contract or class of Contracts at any time for any reason.

transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner at any time for any reason.

Surrenders and Withdrawals

At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under the SecurePay rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59½. (See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.") A surrender value may be available under certain Annuity Options. (See "Annuitization.") In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request in "good order" at our Administrative Office. (See "Suspension or Delay in Payments.") A surrender or withdrawal request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

Surrenders

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals

At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. ~~If you request~~ We will treat a request for withdrawal that ~~would reduce~~ reduces your Contract Value below $5,000 or ~~request~~ a request for withdrawal while your Contract Value is below $5,000, as a request to surrender your Contract. If you make such a request, we will ~~consider~~ first attempt to contact you to confirm your instruction to surrender the Contract before we process the request and pay you the surrender value in a lump sum. If we are unable to ~~be not~~ contact you within five days of our receipt of your request in Good Order, we will ~~notify you that we will not~~ process your request ~~and~~ as a request ~~further instructions from you. However, we will~~ for surrender. We will, however, process deductions from your Contract Value to pay Advisory Fees pursuant to a valid Advisory Fee Authorization, even if they reduce your Contract Value below $5,000 or are deducted while your Contract Value is below ~~$5,000.~~ $5,000. We do not treat such deductions to pay Advisory Fees as a request to surrender the Contract.

You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently we accept requests for withdrawals by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For withdrawals exceeding 25% of the Contract Value and/or $50,000 we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawals by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

You may specify the amount of the withdrawal to be made from any Investment Option. If you do not so specify, or if the amount in the designated Investment Option(s) is inadequate to comply with the request, the withdrawal will be made from each Investment Option based on the proportion that the value of each Investment Option bears to the total Contract Value.

Signature Guarantees

Signature guarantees are required for withdrawals or surrenders of $50,000 or more.

Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim's account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a written request for the disbursement of funds.

An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

Surrender Value

The surrender value of any surrender or withdrawal request is equal to the Contract Value surrendered or withdrawn minus any applicable contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your request in "good order" at our Administrative Office. A surrender or withdrawal request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any request received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

~~The amount we will pay~~ If you ~~if you~~ request a ~~withdrawal~~ withdrawal, the amount you will receive depends on whether you request a ~~"gross"~~ "gross" withdrawal or a ~~"net"~~ "net" withdrawal. ~~For~~ If you request a ~~"gross"~~ "net" withdrawal, ~~this amount is equal to~~ you will receive the ~~Contract Value withdrawn minus~~ exact amount you requested although any applicable premium ~~tax. For~~ taxes will be withdrawn from the Contract Value in excess of your requested net withdrawal amount. If you request a ~~"net"~~ "gross" withdrawal, ~~this~~ you will receive an amount ~~is~~ equal to the Contract Value ~~withdrawn.~~ withdrawn minus any applicable premium tax.

Cancellation of Accumulation Units

Surrenders and withdrawals will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Withdrawal Restrictions

The Owner's right to make surrenders and withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Automatic Withdrawals

Currently, we offer an automatic withdrawal plan. This plan allows you to pre-authorize periodic withdrawals before the Annuity Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. To participate in the plan you must have:

1. made an initial Purchase Payment of at least $5,000; or
2. a Contract Value as of the previous Contract Anniversary of at least $5,000.

The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments.") There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59½. You should consult your tax adviser before participating in any withdrawal program. (See "Taxation of Surrenders and Withdrawals.")

When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. The automatic withdrawal plan may be discontinued by the Owner by Written

Notice at any time for any reason. Upon receipt of Due Proof of Death of an Owner at our Administrative Office, we will terminate the automatic withdrawal plan.

There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select the SecurePay rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date.

Note: If you purchase the SecurePay rider, however, you should consider whether to elect an automatic withdrawal plan, keeping in mind that any withdrawals taken before the Benefit Election Date will proportionately reduce the rider's Benefit Base, which is used to determine the amount of the SecurePay withdrawals available to you, in the same proportion that each withdrawal reduces the Contract Value on the date of the withdrawal. Automatic withdrawals will ultimately reduce the value of the SecurePay withdrawals available to you. See "PROTECTED LIFETIME INCOME BENEFITS ('SECUREPAY RIDER') – Calculating the Benefit Base before the Benefit Election Date."

Payment of Advisory Fees

You purchased this Contract through a Financial Intermediary that manages your Contract Value for a fee ("Advisory Fee"). The Advisory Fee for this service is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses described in this Prospectus. Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments (an "Advisory Fee Authorization").

Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. In that regard, the IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such contracts. More recently, between August 2019 and March 2020, the IRS issued 20 PLRs reaching the same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts. PLRs generally can be relied upon only by the taxpayers who obtained them. Protective Life has not obtained such a PLR as of the date of this prospectus, but plans to do so in the future. In any event, Protective Life will follow the conclusions reached in those PLRs, provided that the requirements of those PLRs are met. To meet those requirements, you and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser. The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services. During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser. The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid. Because the only IRS guidance addressing the treatment of advisory fees paid from your Contract are PLRs rather than more precedential guidance, the federal income tax treatment of Advisory Fees paid from your Contract Value remains somewhat uncertain. Regardless of how Protective Life treats the payment of such Advisory Fees for tax reporting purposes, federal and/or state taxing authorities could determine that the Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your ContractValue and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See"FEDERAL TAX MATTERS" and "ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.")

The deduction of the Advisory Fee will reduce your Contract Value, but will not be treated as a withdrawal and will not reduce the value of your Benefit Base or adjusted aggregate Purchase Payments for the Return of Purchase Payments Death Benefit. However, because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly. Ongoing deductions will also not count as withdrawals under the SecurePay rider, however, they will reduce the Contract Value and therefore may limit the potential for increasing the rider's Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

Maximum Permitted Advisory Fee Paid from Contract Value. If you elect to have the Advisory Fee paid out of your Contract Value, we will deduct the amount of the Fee pro-rata from the Investment Options (*i.e.*, in the same proportion that each Investment Option has to Contract Value). The deduction of the Advisory Fee will reduce your Contract Value, but will not reduce the value of any optional benefit you have purchased. The maximum Advisory

Fee permitted to be deducted from your Contract Value is 1.5%. If you have selected the SecurePay rider (at issue or under RightTime) or the Return of Purchase Payments Death Benefit the maximum Advisory Fee permitted to be deducted from your Contract Value is 1.0%.

~~Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. However, the federal income tax treatment of Advisory Fees paid from your Contract Value is uncertain. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See "FEDERAL TAX MATTERS" and "ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.")~~

<u>If you elect to have the Advisory Fee paid out of your Contract Value, the Advisory Fee will be calculated as a percentage of Contract Value and may be deducted on a monthly, quarterly, or annual basis. Both the Advisory Fee rate and frequency of deduction are based upon the agreement between you and your Financial Intermediary.   The Advisory Fee will be calculated based upon the Contract Value as of the last day of the end of the previous period. If the Advisory Fee is deducted on a period shorter than annual, the annual rate will be applied to the Contract Value and prorated for the number of days in the period. The Advisory Fee may be charged in advance or arrears.</u>

Once you submit the Advisory Fee Authorization to us to pay your Advisory Fee from your Contract Value, we will continue to make such payments unless you or your Financial Intermediary instruct us to terminate such payment. Owners or their Financial Intermediaries may instruct us to terminate this Advisory Fee Authorization by Written Notice at any time. The Advisory Fee Authorization may also be terminated by telephone, ~~[facsimile,~~ <u>facsimile,</u> automated telephone system or via the Internet at ~~www.protective.com]~~ <u>www.protective.com</u> ("non-written instructions"). For non-written instructions regarding ~~allocations,~~ <u>termination of your Advisory Fee Authorization</u> we <u>receive via telephone, facsimile or the internet, we</u> may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason. For any changes to the Advisory Fee, you must submit a new Advisory Fee Authorization.

~~We will not verify that the amount of the Advisory Fee deducted from your Contract Value is the amount called for in your Advisory Fee Authorization, but we will send you a confirmation of the amount deducted, which you should review to verify that the Advisory Fee amount is accurate.~~

<u>We will verify that the amount of the Advisory Fee deducted from your Contract is the amount called for in your Advisory Fee Authorization. We will send you a confirmation of the amount deducted, and you should review to verify that the Advisory Fee amount is accurate.</u>

~~We understand the importance to you of getting advice from a Financial Intermediary regarding your investments in the Contract. We~~ <u>Please note that we</u> have not made any independent ~~investigation~~ <u>assessment</u> of <u>the qualifications of</u> your Financial ~~Intermediary,~~ <u>Intermediary or its financial advisors to provide investment advisory services,</u> nor do we endorse any Financial Intermediaries or <u>their financial advisers or</u> make any representations as to ~~their~~ <u>those</u> qualifications.

THE GUARANTEED ACCOUNT

The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this Prospectus are for the Owner's information. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

The Guaranteed Account consists of the Fixed Account and the DCA Accounts. We may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts in your state at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account or any DCA Accounts are available in your Contract.

From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum ~~rate.~~ <u>rate.</u> Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates. The guaranteed minimum interest rate is set forth in the specifications pages to the policy form for each Contract and is subject to change every year on May 1st. Therefore, the subject sentence has been modified to read as follows, "The guaranteed minimum interest for each account in the Guaranteed Account is currently 1%. However, the guaranteed minimum interest is reset annually on May 1st of every year for new Contracts we issue on or after May 1st. If you previously submitted an application but your Contract has not been issued by May 1st, then the guaranteed minimum interest may not be what is disclosed here. The current interest rate for each account in the Guaranteed Account under your Contract is available on our website (www.protective.com) to you through your myprotective.com account or by calling toll-free 1-800-456-6330.1-800-456-6330."

Our General Account

The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Accounts.

The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, the SecurePay rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on both a statutory basis, as required by state regulators, and according to accounting principles generally accepted in the United States of America ("GAAP").

Our audited GAAP financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this Prospectus). In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account

You generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See "Transfers.")

The interest rates we apply to Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments and transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

If you elect the SecurePay rider, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

The DCA Accounts

DCA Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Accounts. The maximum period for dollar cost averaging transfers from DCA Account 1 is six months and from DCA Account 2 is twelve months.

The DCA Accounts are available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Account when that DCA Account value is greater than $0, and all funds must be transferred from a DCA Account before allocating a Purchase Payment to that DCA Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

Guaranteed Account Value

Any time prior to the Annuity Date, the Guaranteed Account value is equal to the sum of:

1. Purchase Payments allocated to the Guaranteed Account; plus

2. amounts transferred into the Guaranteed Account; plus

3. interest credited to the Guaranteed Account; minus

4. amounts transferred out of the Guaranteed Account including any transfer fee; minus

5. the amount of any surrenders removed from the Guaranteed Account, including any premium tax; minus

6. fees deducted from the Guaranteed Account, including the contract maintenance fee, fees for any optional benefit you have purchased and the Advisory Fee, if you have instructed us to deduct the Advisory Fee from the Contract.

For the purposes of interest crediting, amounts deducted, transferred or withdrawn from accounts within the Guaranteed Account will be separately accounted for on a "first-in, first-out" (FIFO) basis.


DEATH BENEFIT


If any Owner dies before the Annuity Date and while the Contract is in force, we will pay a death benefit, less any applicable premium tax, to the Beneficiary. The death benefit terminates on the Annuity Date.

We will determine the death benefit as of the end of the Valuation Period during which we receive at our Administrative Office Due Proof of Death of the Owner, either by certified death certificate or by judicial order from a court of competent jurisdiction or similar tribunal. If we receive Due Proof of Death of the Owner after the end of the Valuation Period, we will determine the death benefit on the next Valuation Date. Only one death benefit is payable under the Contract, even though the Contract may, in some circumstances, continue beyond the time of an Owner's death. If any Owner is not a natural person, the death of the Annuitant is treated as the death of an Owner. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. The following discussion generally applies to Qualified Contracts and Non-Qualified Contracts, except where noted otherwise. In that regard, the post-death distribution requirements for Qualified Contracts and Non-Qualified Contracts are similar, but there are some significant differences. For a discussion of the post-death distribution requirements for Qualified Contracts, see "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death."

The death benefit provisions of this Contract shall be interpreted to comply with the requirements of Section 72(s) of the Code in the case of a Non-Qualified Contract, and Section 401(a)(9) of the Code in the case of a Qualified Contract. We reserve the right to endorse the Contract, as necessary, to conform with regulatory requirements. We will send you a copy of any endorsement containing such Contract modifications.

Please note that any death benefit payment we make in excess of the Variable Account value is subject to our financial strength and claims-paying ability.

Payment of the Death Benefit

The Beneficiary may take the death benefit in one sum immediately, in which event the Contract will terminate.

If the death benefit is not taken in one sum immediately, the death benefit will become the new Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death of the Owner, and the entire Contract Value must be distributed under one of the following options:

a. the entire Contract Value must be distributed over the life of the Beneficiary, or over a period not extending beyond the life expectancy of the Beneficiary, with distributions beginning within one year of the Owner's death, and subject to certain further limits in the case of a Qualified Contract; or,

b. the entire Contract Value must be distributed (i) within 5 years of the Owner's death if the Contract is a Non-Qualified Contract or, in some cases, a Qualified Contract, or (ii) within 10 years of the Owner's death

Beneficiary who is not recognized as a spouse of the deceased Owner generally must surrender the Contract within 5 or 10 years of the Owner's death, or take distributions from the Contract over the Beneficiary's life or life expectancy, beginning within one year of the deceased Owner's death, with the applicable rules different depending on whether the Contract is a Non-Qualified Contract or a Qualified Contract.

U.S. Treasury Department regulations provide that for federal tax purposes, the term "spouse" does not include individuals (whether of the opposite sex or the same sex) who have entered into a registered domestic partnership, civil union, or other similar formal relationship that is not denominated as a marriage under the laws of the state where the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased Owner and the Owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract.

If you have questions concerning your status as a spouse for federal tax purposes and how that status might affect your rights under the Contract, you should consult your legal adviser.

Whether a beneficiary continues the Contract as a spouse could also affect the rights and benefits under the Protected Lifetime Income Benefit riders. If state law affords legal recognition to domestic partnerships or civil unions, the riders will treat individuals who are in a bona fide civil union or domestic partnership as married and spouses for purposes of the riders. However, as described above, for federal tax law purposes such individuals are not treated as "spouses." As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the Contract. In some circumstances, these required distributions could substantially reduce or eliminate the riders' benefit while the surviving Beneficiary is still alive.

In addition, if the rider allows the surviving spouse of a deceased owner who continues the Contract and becomes the new owner to either continue the rider or purchase a new rider (depending on the date of death and whether the rider provides single or joint life coverage), this right is only available to an individual who was the spouse of the deceased owner within the meaning of federal tax law because only such a spouse is eligible to continue the Contract under federal tax law.

An individual who is a party to a civil union or a domestic partnership should not purchase a Protected Lifetime Income Benefit rider before consulting legal and financial advisors and carefully evaluating whether the Protected Lifetime Income Benefit rider is suitable for his or her needs.

Selecting a Death Benefit

This Contract offers two different death benefits: (1) the Contract Value Death Benefit and (2) the Return of Purchase Payments Death Benefit. These death benefits are described more completely below.

You must determine the type of death benefit you want when you apply for your Contract. **You may not change your death benefit selection after your Contract is issued.**

The Contract Value Death Benefit is included with your Contract at no additional charge. You may select the optional Return of Purchase Payments Death Benefit for an additional fee.

You should carefully consider each of these death benefits and consult a qualified financial adviser to help you carefully consider the death benefits offered with the Contract, and if you select the Return of Purchase Payments Death Benefit, the relative costs, benefits and risks of the fee options in your particular situation.

Contract Value Death Benefit

The Contract Value Death Benefit will equal the Contract Value as of the date we receive Due Proof of ~~Death.~~Death. Note that the Contract Value is reduced by fees and charges. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and therefore the death benefit amount.

For example, assume that your starting Contract Value is $100,000 and that your agreement with your financial advisor includes an Advisory Fee of 1.00% annual rate taken at the beginning of each quarter. Assuming a linear growth rate of 5% annually (net of all other fees and charges), if you choose to take advisory fees from the contract, by the end of one year you will pay $1,014.71 to your advisor and your Contract Value will be $103,953.93. Had you chosen not to take Advisory Fees from your Contract, your Contract Value at the end of the year, and therefore your Contract Value Death Benefit at that time, would have been $105,000. You should discuss with your advisor whether it is in your best interest to take advisory fees from your Contract or pay them from another source.

Return of Purchase Payments Death Benefit

The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each withdrawal (including a withdrawal made under the SecurePay rider); provided, however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Return of Purchase Payments Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn reduces the Contract Value. Deduction of the fee(s) for any optional benefit purchased (including the fee for the Return of Purchase Payments Death Benefit) and deduction of the Advisory Fee (if elected) ~~do~~ are not treated as withdrawals for purposes of adjusting the Return of Purchase Payments Death Benefit. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the ~~death benefit.~~ Contract Value and could therefore reduce the Return of Purchase Payments Death Benefit amount. **If the value of the Return of Purchase Payments Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn.** See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit. Please note that election of the SecurePay rider will limit the Owner's ability to make additional Purchase Payments, and therefore may limit the value of the Return of Purchase Payments Death Benefit.

Return of Purchase Payments Death Benefit Fee

We assess a fee for the Return of Purchase Payments Death Benefit. If you select this death benefit, you must pay a fee based on the value of the death benefit on the day the fee is assessed. This fee is assessed on a monthly basis. (See "CHARGES AND DEDUCTIONS, Death Benefit Fee.") It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "FEDERAL TAX MATTERS.")

Suspension of the Enhanced Value of the Return of Purchase Payments Death Benefit

For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value, regardless of whether the Return of Purchase Payments Death Benefit option is selected (or purchased). During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death at our Administrative Office. The Company will continue to assess the fee for Return of Purchase Payments Death Benefit during the one-year period of suspension. If death occurs after the one-year period has ended, we will include the value of the Return of Purchase Payments Death Benefit option when calculating the death benefit payable to the beneficiary.

Escheatment of Death Benefit

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the contract's annuity commencement date or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary of the death benefit, or the beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the Owner last resided, as shown on our books and records, or to our state of domicile. We will withhold tax and tax report on the amount that escheats to the state. This "escheatment" is revocable, however, and the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim the death benefit with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to our Administrative Office.


PROTECTED LIFETIME INCOME BENEFITS


If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge an optional protected lifetime income benefit rider — the SecurePay rider. Under this rider, we guarantee the right to make withdrawals each Contract Year for life (subject to certain conditions) — even if your Contract Value declines, or reduces to zero, due to poor market performance.

Please note that any amounts in excess of the Variable Account value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

THE SECUREPAY RIDER

In general, the SecurePay rider guarantees the right to make withdrawals ("SecurePay Withdrawals") based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions of the rider. ~~Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Benefit Base. (For~~ **Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Annual Withdrawal Amount and the Benefit Base, perhaps significantly. If said withdrawals reduce the Contract Value to zero, the Contract and the SecurePay Rider will terminate. (For** more information regarding the effect of withdrawals and Excess Withdrawals on the Benefit Base, see "Calculating the Benefit Base Before the Benefit Election Date" and "Calculating the Benefit Base On or After the Benefit Election Date.") In order to maintain your SecurePay rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The SecurePay rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Under the SecurePay rider, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make SecurePay Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount ("AWA") — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay Withdrawals), if you satisfy the SecurePay rider requirements.

You may purchase the SecurePay rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay Rider."

SecurePay does not guarantee Contract Value or the performance of any Investment Option.

Important Considerations

- If you purchase the SecurePay rider, your options for allocating Purchase Payments and Contract Value are ~~restricted.~~ restricted to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life's general account. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits".

- You may not make any additional Purchase Payments two years or more after the date the rider is issued (the "Rider Issue Date"), or on or after the Benefit Election Date, whichever comes first. Such restrictions on Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date may limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit). In most cases, if the Company receives a Purchase Payment two years or more after the Rider Issue Date or on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

If an Owner chooses to pay Advisory Fees from his or her Contract Value, such deductions will not count as withdrawals under the rider and will not reduce the Annual Withdrawal Amount or the Benefit Base, but such ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

- Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

- On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

- The SecurePay rider may not be available in all states, and we may otherwise limit its availability.

The ways to purchase the SecurePay rider, conditions for continuation of the benefit, process for beginning SecurePay Withdrawals, and the manner in which your AWA is calculated are discussed below.

- All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.

- You may not make additional Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

- You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

- Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.

Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.

Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

- *All* withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59½. See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

  The SecurePay ~~Pro~~ rider is designed for you to take SecurePay ~~Pro~~ Withdrawals each Contract Year. SecurePay ~~Pro~~ Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase the SecurePay ~~Pro~~ rider if you intend to take Excess Withdrawals.

  - **Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).**

  - **Excess Withdrawals may result in a significantly lower AWA in the future.**

  - **Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.**

If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

Rate Sheet Prospectus Supplement Information

The Rate Sheet Prospectus Supplement contains the Maximum Withdrawal Percentage(s) for the SecurePay ~~Pro~~ rider applicable to contracts applied for while that Rate Sheet Prospectus Supplement remains in effect (the "Effective Period"). The Effective Period is described in each Rate Sheet Prospectus Supplement. See "Maximum Withdrawal Percentage".

In order for us to use the percentages in any particular Rate Sheet Prospectus Supplement, your necessary application information must be signed during it's Effective Period. We must receive your necessary application information and payment of at least the minimum initial Purchase Payment ($5,000) within ten calendar days of the end of the Effective Period. If you plan to pay the initial Purchase Payment by exchanging another annuity contract that you own, we must receive your necessary application information within ten calendar days of the end of the Effective Period and the exchanged amount within 90 calendar days of the end of the Effective Period. If those conditions (the "Rate Sheet Eligibility Conditions") are met, or if the then current Rate Sheet Prospectus Supplement percentages are identical to those **set forth in the Rate Sheet Prospectus Supplement** attached to your prospectus, we will follow our established procedures for issuing the Contract. See "Issuance of a Contract."

If any of these conditions are not met, we will consider your application not to be in Good Order. In that case, we will inform your financial advisor and request instructions as whether to apply the initial Purchase Payment and issue the Contract with the percentages in effect under the current Rate Sheet Prospectus Supplement or cancel the application and return your Purchase Payment. If your financial advisor instructs us to issue the Contract, we will provide you with the Rate Sheet Prospectus Supplement that applies to your Contract and an amendment to your application upon delivery of the Contract. If we are unable to contact your financial advisor within five business days after we determine the application is not in Good Order, we will return your Purchase Payment. You, or your financial advisor may also instruct us to issue the Contract without the SecurePay ~~Pro~~ rider. Once we receive both the necessary application information and at least the minimum initial Purchase Payment, we will follow our established procedures for issuing the Contract.

If any of the Rate Sheet Eligibility Conditions are not met because of reasons reasonably beyond your control, Protective Life may, in its sole discretion, modify, terminate, suspend or waive the Rate Sheet Eligibility Conditions on such terms and conditions as it deems advisable (each a "Rate Sheet Eligibility Condition Change"). Any such Rate Sheet Eligibility Condition Change shall be effected by the Company on a basis that is not unfairly discriminatory.

Percentages reflected in a Rate Sheet Prospectus Supplement with an Effective Period that does not include the date you signed your application will not apply to your Contract. You should not purchase the SecurePay ~~Pro~~ rider without first obtaining the applicable Rate Sheet Prospectus Supplement. Please contact us at 1-800-456-6330 to obtain the current Rate Sheet Prospectus Supplement. The current Rate Sheet Prospectus Supplement is also available online at https://protective.onlineprospectus.net/protective/Protective[productname]index.html and www.sec.gov under File Number [333-XXXXXX]. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance. The relevant information from all superseded Rate Sheet Prospectus Supplements can be found in Appendix H to the Prospectus.

Determining the Amount of Your SecurePay Withdrawals

The AWA is the maximum amount of SecurePay ~~Pro~~ Withdrawals permitted each Contract Year. We determine your initial AWA as of the end of the Valuation Period during which we receive your completed SecurePay ~~Pro~~ Benefit Election form at our Administrative Office in "good order" by multiplying your Benefit Base on that date by the "Maximum Withdrawal Percentage" applicable to your Contract and determined according to the Rate Sheet Prospectus Supplement effective when you purchase it. The Benefit Election form will be deemed in "good order" if it is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

Maximum Withdrawal Percentage

The Maximum Withdrawal Percentage is set forth in the Rate Sheet Prospectus Supplement attached to your prospectus. See "Rate Sheet Prospectus Supplement Information."

Under certain circumstances, we may increase your AWA. See "SecurePay ~~Pro~~ NHSM: Increased AWA Because of Confinement in Nursing Home," and "Required Minimum Distributions." In no event will the AWA increase once the Contract Value is reduced to zero and an Annuity Date is established. (See "Reduction of Contract Value to Zero.")

Calculating the Benefit Base Before the Benefit Election Date

The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, both the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

> **Note: The Benefit Base is *only* used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.**

~~Under~~ If the ~~SecurePay Pro rider,~~ rider is purchased at issue, your initial Benefit Base is equal to your initial ~~Purchase Payment.~~ purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date.

Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. **We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.**

Example: Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 withdrawal, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

Because all withdrawals made prior to the Benefit Election Date reduce the Benefit Base, you should carefully consider the impact of these withdrawals prior to scheduling them. Withdrawals prior to the Benefit Election Date could significantly reduce or even eliminate the value of the SecurePay Benefit.

On each Contract Anniversary following the Rider Issue Date, we also will increase the Benefit Base to equal the "SecurePay ~~Pro~~ Anniversary Value" if that value is higher than the Benefit Base. On each Contract Anniversary, the "SecurePay ~~Pro~~ Anniversary Value" is equal to your Contract Value on that Contract Anniversary. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay ~~Pro~~ Anniversary Value.

Calculating the Benefit Base On or After the Benefit Election Date

We continue calculating the Benefit Base after the Benefit Election Date in the same manner as we did prior to the Benefit Election Date, *except withdrawals are treated differently*. The effect of a withdrawal on the Benefit Base depends on whether the withdrawal is a SecurePay Withdrawal or an Excess Withdrawal. An Excess Withdrawal is any withdrawal after the Benefit Election Date which, when aggregated with all prior withdrawals during that Contract Year, exceeds the Contract Year's Annual Withdrawal Amount.

SecurePay Withdrawals

SecurePay Withdrawals do not reduce the Benefit Base. Therefore, if all your withdrawals during the Benefit Period are SecurePay Withdrawals, your Annual Withdrawal Amount will never decrease and you may continue to withdraw at least that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage).

If your Benefit Base increases on a Contract Anniversary because the SecurePay Anniversary Value exceeds the Benefit Base on that date, your Annual Withdrawal Amount and therefore SecurePay Withdrawals available to you in subsequent Contract Years will also increase.

Important Consideration

SecurePay Withdrawals are not cumulative. If you choose to receive only a part of, or none of, your AWA in any given Contract Year, you should understand that you cannot carry over any unused SecurePay Withdrawals to any future Contract Years.

For example, assume your Maximum Withdrawal Percentage is 5.0% and your Benefit Base is $100,000, which means your AWA is $5,000 ($100,000 x .05). If you withdraw only $4,000 during the Contract Year, the AWA will not increase the next Contract Year by the $1,000 you did not withdraw.

Excess Withdrawals

During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an Excess Withdrawal. Therefore, a withdrawal during the Benefit Period that causes the aggregate withdrawals for that Contract Year to exceed the Annual Withdrawal Amount may include amounts that qualify as a SecurePay Withdrawal as well as amounts that are Excess Withdrawals.

An Excess Withdrawal will reduce the Benefit Base. The effect of the Excess Withdrawal on the Benefit Base depends, in part, on the relationship of the Benefit Base to the Contract Value at that time.

a. If, at the time of the Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is greater than the Benefit Base, we will reduce the Benefit Base by the amount of the Excess Withdrawal.

b. If, at the time of Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is less than or equal to the Benefit Base, we will reduce the Benefit Base in the same proportion that the Excess Withdrawal bears to the Contract Value minus the SecurePay ~~Withdrawal.~~ Withdrawal. An Excess Withdrawal could reduce the Benefit Base by substantially more than the actual amount of the withdrawal. Furthermore, a $1,000 Excess Withdrawal will reduce the Benefit Base by more than $1,000.

SecurePay Fee

We deduct a fee for the SecurePay ~~Pro~~ rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay ~~Pro~~ Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay ~~Pro~~ Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. The monthly fee is deducted from the Sub-Accounts in the same proportion that the value of each Sub-Account bears to the total Contract Value in the Variable Account on that date. ~~Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.~~ The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

The SecurePay Pro Fee is currently ~~1.40% (1.50%~~ 1.50% (1.60% under RightTime) of the Benefit Base. We may increase the SecurePay Pro Fee. However, we will not increase the SecurePay Pro Fee above a maximum 2.00% (2.20% under RightTime) of the Benefit Base.

We reserve the right to increase the SecurePay ~~Pro~~ fee up to the maximum stated above if, in our sole discretion, the increase is necessary or appropriate to cover the costs Protective Life incurs to mitigate the risks associated with offering the rider. If we increase the SecurePay ~~Pro~~ Fee, we will give you at least 30 days' written notice prior to the increase which notice will identify the date the increase in the SecurePay ~~Pro~~ Fee will take place and provide instructions on how to accept or decline the increase. You may elect not to pay the increase in your SecurePay ~~Pro~~ Fee. If you elect not to pay the increased SecurePay ~~Pro~~ Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay ~~Pro~~ Fee. See "SecurePay ~~Pro~~ Rider."

Terminating the SecurePay Rider

The SecurePay ~~Pro~~ rider will terminate upon the earliest of:

- the Valuation Date you terminate your SecurePay rider (permitted after the rider has been in effect for at least ten years);

- the Valuation Date the Contract is surrendered or terminated;

- the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

- the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a SecurePay Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under "Reduction of Contract Value to Zero");

- the Valuation Date on or after the Benefit Election Date we receive instructions from you that results in a change in Covered Person(s);

- for a SecurePay rider with one Covered Person, the date of the Covered Person's death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);

- for a SecurePay ~~Pro~~ rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;

- the Annuity Date;

- the Maximum Annuity Date (being the Owner's choice of the options outlined under "Benefit Available on Maximum Annuity Date (Oldest Owner's or Annuitant's 95th Birthday)"); or

- the Valuation Date we receive instructions that are not in compliance with our Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.

Deduction of the monthly fee for the SecurePay rider ceases upon termination. We will not refund the SecurePay fees you have paid if your SecurePay rider terminates for any reason. If your SecurePay rider terminates, you may not reinstate it or purchase a new rider except as described below under "Spousal Continuation" and "Reinstating Your SecurePay Rider Within 30 Days of Termination."

Spousal Continuation

Upon the death of the Owner *before* the Benefit Election Date, if the surviving spouse elects to continue the Contract and become the new Owner, the surviving spouse may also continue the SecurePay rider, provided the surviving

Category 3

Minimum Allocation: 0%

Maximum Allocation: 25%

American Funds IS Blue Chip Income and Growth	Invesco V.I. Growth and Income
American Funds IS Global Growth	Invesco V.I. International Growth
American Funds IS Global Growth and Income	~~Lord Abbett Growth Opportunitites~~
American Funds IS Growth	Lord Abbett Calibrated Dividend Growth
American Funds IS Growth-Income	Lord Abbett Fundamental Equity
DFA Equity Allocation	Protective Life Dynamic Allocation Series – Growth
DFA US Large Value	Vanguard VIF Capital Growth
Fidelity VIP Mid Cap	Vanguard VIF Diversified Value
Franklin Mutual Global Discovery VIP	Vanguard VIF Equity Income
Franklin Mutual Shares VIP	Vanguard VIF Equity Index
Franklin Rising Dividends VIP	Vanguard VIF Growth
Goldman Sachs VIT Strategic Growth	Vanguard VIF Mid-Cap Index
Invesco Oppenheimer V.I. Main Street	Vanguard VIF Total Stock Market Index
Invesco V.I. Comstock	

Category 4

No Allocation Permitted if SecurePay ~~Pro~~ is Selected

American Funds IS Global Small Capitalization	~~Invesco V.I. Balanced Risk Allocation~~
American Funds IS International	Invesco V.I. Global Real Estate
American Funds IS New World	Legg Mason ClearBridge Variable Mid ~~Cap Core~~Cap
DFA International Small	Legg Mason ClearBridge Variable Small Cap Growth
DFA International Value	Lord Abbett Growth Opportunities
DFA US Targeted Value	~~PIMCO Global Diversified Allocation~~
Franklin Flex Cap Growth VIP	Royce Capital Small-Cap
Franklin Small Cap Value VIP	Templeton Developing Markets VIP
Franklin Small-Mid Cap Growth VIP	Templeton Foreign VIP
Goldman Sachs VIT Growth Opportunities	Vanguard VIF International
Goldman Sachs VIT Mid Cap Value	Vanguard VIF Real Estate Index
Invesco Oppenheimer V.I.Global	Vanguard VIF Total International Stock Market Index

The Benefit Allocation Model Portfolios. Each of the Model Portfolios except the Growth Focus model will satisfy our Allocation Guidelines and Restrictions, (the "Benefit Allocation Model Portfolios"). See "Asset Allocation Model Portfolios."

In general, the investment strategies employed by the Benefit Allocation Model Portfolios all include allocations that focus on conservative, high quality bond funds, that combine bond funds and blended stock funds, or that emphasize blended stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. If you are seeking a more aggressive growth strategy, the Benefit Allocation Model Portfolios are probably not appropriate for you.

The Benefit Allocation Model Portfolios may include Funds that employ volatility management strategies. For more information on how Funds with volatility management strategies may affect your Contract Value, and how such Funds offering the riders. We will not make changes more than once per calendar year. You will be notified at least 30 days prior to the date of any change in frequency.

If you terminate the rebalancing of your Variable Account value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay ~~Pro~~ rider (see below).

> **Note: Changes to the Allocation Guidelines and Restrictions, to the frequency of portfolio rebalancing or to the composition of the Model Portfolios, when and if applied to your Contract Value allocations, may negatively affect the overall performance of the Investment Options in the affected Sub-Accounts.**

Prohibited Allocation Instructions.   If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals, in a manner that is not consistent with our Allocation Guidelines and Restrictions (a "Prohibited Allocation instruction"), we will terminate your SecurePay ~~Pro~~ rider. For example, if you are following the Allocation by Investment Category guidelines and you provide new instructions allocating 30% of your Contract Value to the Fidelity VIP ~~Contrafund~~ Mid Cap Sub-Account, we will consider this to be a Prohibited Allocation Instruction because the maximum allocation you may make to the Sub-Accounts in Category 3 is 25% of your Contract Value.

For purposes of allocating your Purchase Payments and Contract Value, a Prohibited Allocation Instruction includes:

    a.   allocating a Purchase Payment so that the allocation of your Contract Value following the Purchase Payment is inconsistent with the Allocation Guidelines and Restrictions;

    b.   directing a dollar cost averaging transfer so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions;

    c.   transferring any Contract Value so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions;

    d.   deducting the proceeds of a withdrawal from an Investment Option so that the allocation of your Contract Value following the withdrawal is inconsistent with the Allocation Guidelines and Restrictions; or

    e.   terminating the rebalancing of your Contract Value.

If we terminate your SecurePay ~~Pro~~ rider due to a Prohibited Allocation instruction, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay ~~Pro~~ Rider Within 30 Days of Termination," as applicable.


SUSPENSION OR DELAY IN PAYMENTS


Payments of a withdrawal or surrender of the Variable Account value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a withdrawal or surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

    1.   when the New York Stock Exchange is ~~closed;~~ closed other than the customary weekend and holiday closures;

    2.   when trading on the New York Stock Exchange is restricted;

    3.   when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account);

    4.   when the SEC, by order, so permits for the protection of security holders; or

    5.   your premium check has not cleared your bank.

If, pursuant to SEC rules, the Invesco Oppenheimer V.I. Government Money Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, withdrawal, surrender, or death benefit from the Invesco Oppenheimer V.I Government Money Fund Sub-Account until the Fund is ~~liquidated.~~ liquidated. We will also delay execution of the following: (a) transfers and variable income payments from the Variable Account; (b) variable income payments from the Invesco Oppenheimer V.I. Government Money Fund Sub-Account; and (c) transfers, fixed income payments, and payment of death benefit from the Guaranteed Account.

We may delay payment of a withdrawal or surrender from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about you and your account to government regulators or law enforcement authorities. In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Mortality and Expense Risk Charge

To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 0.20% of the average daily net assets of the Variable Account attributable to your Contract.

The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. ***We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.***

Administration Charge

We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fees

Return of Purchase Payments Death Benefit. If you select the Return of Purchase Payments Death Benefit, we assess a fee to compensate us for the cost of providing this optional death benefit. The fee is deducted from Contract Value and equal, on an annualized basis, to 0.20% of your death benefit value measured on each Monthly Anniversary Date. The value of your Return of Purchase Payments Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value or (2) your Purchase Payments less withdrawals. (See "DEATH BENEFIT, Return of Purchase Payment Death Benefit" for a more complete description.)

SecurePay Fee

We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

The SecurePay Fee is currently 1.40% (1.50% 1.50% (1.60% under RightTime) of the Benefit Base. We reserve the right to increase the SecurePay Fee up to the maximum stated above below if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not increase the SecurePay Fee above a maximum of 2.00% (2.20% under RightTime) of the Benefit Base, however.

If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (*i.e.*, your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See "SecurePay Pro." "SecurePay."

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

Prior to the Annuity Date, we deduct a contract maintenance fee of $35 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Investment Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders equals or exceeds $100,000 on the date we are to deduct the contract maintenance ~~fee.~~fee. We deduct the contract maintenance fee to compensate us for certain fixed costs we bear in administering the Contract.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

Some states impose premium taxes at rates currently ranging up to 3.5%. If premium taxes apply to your Contract, we will deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

We sell the Contracts through financial advisors associated with Financial Intermediaries. These financial advisors are also appointed and licensed as insurance agents of Protective Life. We intend to recover marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "DISTRIBUTION OF THE CONTRACTS" for more information about these expenses.

ANNUITY PAYMENTS

Annuity Date

On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). ~~You may not choose an Annuity Date that is less than 3 years after the most recent Purchase Payment.~~ Distributions from Qualified Contracts may be required before the Annuity Date. We will terminate the SecurePay rider if in effect on the Annuity Date. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Changing the Annuity Date

The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive Written Notice and no later than the oldest Owner's or Annuitant's 95th~~birthday. You may not choose a new Annuity Date that is less than 3 years after the most recent Purchase Payment. You also must elect as your Annuity Option either payments for the life of the Annuitant with no certain period or for a certain period of no less than 10 years.~~birthday.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

PayStream Plus® Annuitization Benefit

(not available in New Hampshire or Utah)

If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain ~~period.~~period. You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or annually. The mortality and expense risk charge and the administration charge will continue to be subtracted as part of the net investment factor.

Fixed Income Payments

Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments

Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). "Commuted value" is the present value of the future variable income payments made over the selected certain period, discounted back at an Assumed Investment Return. Refer to Appendix C for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units

On the Annuity Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Date. If the Annuity Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments

We will determine the amount of your variable income payment no earlier than five Valuation Dates before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

a. is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

b. is the Annuity Unit value for the preceding Valuation Period; and

c. is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

Option B — Life Income Without a Certain Period will result in larger annuity payments than Option B — Life Income with a Certain Period (although the Payee will receive more payments under Option B — Life Income with a Certain Period if the Annuitant dies before the end of the certain period). You should consult your sales representative to discuss which Annuity Option would be most appropriate for your circumstances.

At this time Protective does not allow a "partial annuitization," *i.e.,* we do not allow you to apply a portion of your Contract Value to an annuity option while maintaining the remaining Contract Value available for withdrawals or a surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

Minimum Amounts

If your Annuity Value is less than $2,000 on the Annuity Date, we reserve the right to pay the Annuity Value in one lump sum if, in our sole discretion, we determine that a single payment is necessary to avoid excessive administrative costs. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the ~~minimum.~~minimum. The current minimum payment amount is $50, but we reserve the right to change that amount in the future.

Death of Annuitant or Owner After Annuity Date

In the event of the death of any Owner on or after the Annuity Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Date and before all benefits under the Annuity Option you selected have been paid, we generally will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. However, in the case of a Qualified Contract, the Required Minimum Distribution rules of Code Section 401(a)(9) may require any remaining portion of such benefits to be paid more rapidly than originally scheduled. In that regard, it is important to understand that in the case of a Qualified Contract, once annuity payments start under an Annuity Option it may be necessary to modify those payments following the Annuitant's death in order to comply with the Required Minimum Distribution rules. See "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death." After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.

YIELDS AND TOTAL RETURNS

From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. ***These figures are based on historic results and do not indicate or project future performance.***

Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. See the prospectuses for the Funds.

Yields

The yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The SEC Standardized yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The SEC Standardized effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Information regarding the current yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account as well as the performance of the other Sub-Accounts can be found at https://apps.myprotective.com/vavulperformance/Views/default.aspx. Both SEC standardized and non-SEC standardized data are available.

Total Returns

The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This SEC standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the ~~Contract and any surrender charges that would apply if you terminated the Contract at the end of each indicated period,~~ Contract, but excluding any deductions for premium ~~taxes.~~taxes. Please note that yields and total returns for the Sub-Accounts do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value, and that if such fees were reflected, performance would be lower.

When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this Prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

Until a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the contract maintenance fee. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Such performance comparisons of sub-accounts do not reflect any advisory fees paid to financial intermediaries from contract value, and if such fees were reflected performance would be lower for both Protective and other variable annuity issuers.

Other Matters

Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address Federal estate, gift, or generation skipping transfer taxes, or any state or local tax consequences associated with the purchase of the Contract. In addition, *Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.*

Temporary Rules under CARES Act

On March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Among other provisions, the CARES Act includes temporary relief from certain tax rules applicable to IRAs and qualified plans. This relief generally only applies during 2020. These changes are discussed below under "Qualified Retirement Plans." The CARES Act does not change the tax rules applicable to nonqualified contracts.

The Company's Tax Status

Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

Tax Consequences of Protected Lifetime Income Benefits

Withdrawals, pledges, or gifts. In general, SecurePay Withdrawals are treated for tax purposes as withdrawals. As described elsewhere, in the case of a withdrawal, an assignment or pledge of any portion of a Contract, or a transfer of the Contract without adequate consideration, the Owner will be required to include in income an amount determined by reference to the excess of his or her Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract" at the time of the transaction. If you purchase the SecurePay ~~Pro,~~ rider, the IRS may determine that the income in connection with such transactions should be determined by reference to the excess of the greater of (1) the AWA , or (2) the Contract Value ("cash surrender value" in the case of a transfer without adequate consideration) over the "investment in the contract."

Annuity Payments. If the oldest Owner's or Annuitant's 95th birthday occurs while the SecurePay rider is in effect, and we provide monthly payments equal to the greater of (1) the AWA ~~or Optimal Withdrawal Amount, as applicable,~~ divided by 12, and (2) payments under a life annuity with a 10 year certain period, we will treat such monthly payments as annuity income payments. Also, if the Contract Value is reduced to zero due to the deduction of fees and charges or a SecurePay Withdrawal, we will treat periodic payments made on or after the Annuity Date established under the SecurePay settlement as annuity income payments. As described above, annuity income payments are includable in gross income to the extent they exceed the exclusion amount. Once the total amount of the investment in the contract is excluded from income, annuity income payments will be fully taxable. It is possible that the total amount of the investment in the contract will be excluded from income as a result of withdrawals taken prior to the Annuity Date established under the SecurePay settlement, in which case all payments made on or after that date will be fully includable in income.

SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe that the increased AWA payable because of confinement in a nursing home will be treated as a taxable payment under your annuity contract (as described above) and will not be excludable from your income as a payment under a long term care insurance contract. It is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage. In that event, (1) you could be treated as in receipt of some amount of income attributable to the value of the benefit even though you have not received a payment from your Contract, and (2) the amount of income attributable to AWA payments could differ from the amounts described above.

Taxation of Death Benefit Proceeds

Prior to the Annuity Date, we may distribute amounts from a Contract because of the death of an Owner or, in certain circumstances, the death of the Annuitant. Such death benefit proceeds are includable in income as follows:

1. if distributed in a lump sum, they are taxed in the same manner as a surrender, as described above; or

2. if distributed under an Annuity Option, they are taxed in the same manner as annuity income payments, as described above.

After the Annuity Date, if a guaranteed period exists under a life income Annuity Option and the Annuitant dies before the end of that period, payments we make to the Beneficiary for the remainder of that period are includable in income as follows:

1. if received in a lump sum, they are included in income to the extent that they exceed the unrecovered investment in the contract at that time; or

2. if distributed in accordance with the existing Annuity Option selected, they are fully excluded from income until the remaining investment in the contract is deemed to be recovered, and all annuity income payments thereafter are fully includable in income.

Proceeds payable on death may be subject to federal income tax withholding requirements. (See "FEDERAL INCOME TAX WITHHOLDING.")

Assignments, Pledges, and Gratuitous Transfers

Other than in the case of Qualified Contracts (which generally cannot be assigned or pledged), any assignment or pledge of (or agreement to assign or pledge) any portion of the Contract Value is treated for federal income tax purposes as a withdrawal of such amount or portion. If the entire Contract Value is assigned or pledged, subsequent increases in the Contract Value are also treated as withdrawals for as long as the assignment or pledge remains in place. The investment in the contract is increased by the amount includable as income with respect to such assignment or pledge, though it is not affected by any other aspect of the assignment or pledge (including its release). If an Owner transfers a Contract without adequate consideration to a person other than the Owner's spouse (or to a compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization under a Section 457 plan will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Protected Lifetime Income Benefits

The Company offers for an additional charge an optional Protected Lifetime Income Benefit rider – the SecurePay ~~Pro~~ rider. As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a benefit such as the SecurePay ~~Pro~~ rider. *Plan fiduciaries should consult a tax advisor before purchasing a Qualified Contract with a SecurePay ~~Pro~~ rider because the purchase of a SecurePay ~~Pro~~ rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.*

For example, it is unclear whether a SecurePay ~~Pro~~ rider is part of the "balance of the employee's account" within the meaning of Code Section 411(a)(7), and, if so, whether a discontinuance or adjustment in ~~SecurePay Pro~~ SecurePay coverage (such as upon the participant taking an "excess" withdrawal, or reallocating to another investment option within the plan) can result in an impermissible forfeiture under Code Section 411(a). In addition, certain types of Qualified Plans, such as a profit sharing plan under Section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules ("QJSA rules") if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the SecurePay ~~Pro~~ rider is unclear. For example, it is unclear what actions under a SecurePay ~~Pro~~ rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with your Contract. There may be other aspects of the SecurePay ~~Pro~~ rider that could affect a Qualified Plan's tax status which are not discussed here.

When the SecurePay ~~Pro~~ rider is purchased, one of the benefits available is the SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of "incidental benefit." The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

Direct Rollovers

If your Contract is used in connection with a pension or profit-sharing plan qualified under Section 401(a) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain eligible retirement plans (such as an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.


ADVISORY FEES PAID FROM YOUR CONTRACT VALUE


We will not treat Advisory Fees paid from your Contract Value as withdrawals for income tax reporting purposes if certain conditions are met. To meet those conditions, you and your Financial Intermediary must provide a completed written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your Financial Intermediary. The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your Financial Intermediary only for investment advice provided to you with respect to the Contract and not for any other services. During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the owner, may not pay such Advisory Fees directly to the Financial Intermediary. The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and Advisory Fees accrued but not yet paid. Regardless of whether we tax report Advisory Fees from your Contract, the Internal Revenue Service could determine that the fees should be treated as taxable withdrawals, in which case the amount of the fee deducted from your Contract Value could be included in your gross income and could be subject to the 10% penalty tax. In addition, we may begin tax reporting Advisory Fees as withdrawals at any time, including retroactively, and withhold tax from such amounts accordingly if we conclude that such treatment is more appropriate under federal income tax law, such as if the Internal Revenue Service provides guidance requiring such treatment.

Whether you have a non-Qualified Contract or a Qualified Contract, the federal income tax treatment of Advisory Fees paid from your Contract Value is uncertain. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you.

FEDERAL INCOME TAX WITHHOLDING

In General

Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract, including amounts that escheat to the state, unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding federal withholding tax consequences to annuity contract purchasers or beneficiaries that are U.S. citizens or residents. Purchasers or beneficiaries that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a tax advisor regarding federal tax withholding with respect to the distributions from a Contract.

FATCA Withholding

In order for the Company to comply with income tax withholding and information reporting rules which may apply to annuity contracts, the Company may request documentation of "status" for tax purposes. "Status" for tax purposes generally means whether a person is a "U.S. person" or a foreign person with respect to the United States; whether a person is an individual or an entity; and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If the Company does not have appropriate certification or documentation of a person's status for tax purposes on file, it could affect the rate at which the Company is required to withhold income tax. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act ("FATCA"), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, the Company may be required to report contract values and other information for certain contractholders. For this reason the Company may require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor,type of payee and type of distributee or recipient.

GENERAL MATTERS

Error in Age or Gender

When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were

Minimum Values

The values available under the Contract are at least equal to the minimum values required in the state where the Contract is delivered.

Application of Law

The provisions of the Contract are to be interpreted in accordance with the laws of the state where the Contract is delivered, with the Code and with applicable regulations.

No Default

The Contract will not be in default if subsequent Purchase Payments are not made.


DISTRIBUTION OF THE CONTRACTS


Distribution

We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of Protective Life, and its home office shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member firm of the Financial Industry Regulatory Authority, Inc. ("FINRA").

IDI does not sell Contracts directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with Financial Intermediaries, including ProEquities, Inc., a registered investment adviser and an affiliate of Protective Life and IDI for the sale of the Contracts. Financial advisers of these Financial Intermediaries sell the Contracts directly to purchasers. These financial advisers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

Commissions

We do not pay Commissions to the Financial Intermediaries that sell this Contract. Financial Intermediaries receive compensation in connection with the Contract in the form of Advisory Fees paid by the Owner pursuant to an agreement between you and the Financial Intermediary. These Financial Intermediaries may include broker-dealers or their affiliated insurance agencies. Financial Intermediaries may also be registered investment advisers, or be affiliated with or in a contractual relation with, a registered investment adviser. If you have entered into an agreement with an investment adviser, your investment adviser is paid pursuant to that investment advisory agreement. We do not set the amount, or receive any of the amount paid to your investment adviser. You should ask your Financial Intermediary about compensation they receive related to this Contract.

Under certain circumstances, described below in the discussion of "Additional Payments," your financial adviser's Financial Intermediary may receive payments as well as other, non-cash compensation, from us so that we have access to the financial advisers in order to educate them about the Contracts, as well as other products offered by Protective Life, and to encourage sales of this Contract. You may wish to speak with your financial adviser or an appropriate person at his/her associated selling Financial Intermediary about these payments, sometimes referred to as "revenue sharing arrangements", and the potential conflict of interest that they may create for your Financial Intermediary.

We intend to recoup sales and marketing expenses through fees and charges deducted under the Contracts or from our general account. In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Contracts, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events in accordance with all applicable federal and state rules, including FINRA's non-cash compensation rules.

Additional Payments. Subject to FINRA, broker-dealer and other rules, we or our affiliates also may pay the following types of fees to, among other things, encourage the sale of this Contract. These additional payments could create an incentive for your Financial Intermediary to recommend products that pay them more than others, which may not necessarily be to your benefit. All or a portion of the payments we make to Financial Intermediaries may be passed on to financial advisers according to a Financial Intermediary's internal compensation practices.

APPENDIX C

EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

The purpose of the following example is to illustrate variable income payments under the Contract. The example is based on hypothetical Annuity Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Assuming an Annuity Value of $100,000 on the Annuity Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Date is calculated using an interest assumption of 5%, as shown below.

There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Date.		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Date.

The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

EXPLANATION OF THE COMMUTED VALUE CALCULATION

A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," ~~above. If the Contract is surrendered while variable income payments are being made under Annuity Option A within 7 years, the amount payable will be reduced by any applicable surrender charge. (See "Annuity Income Payments, *Variable Income Payments.*")~~above.

APPENDIX D

CONDENSED FINANCIAL INFORMATION

Sub-Accounts

The date of inception of each of the Sub-Accounts available in the Contract ~~as follows:~~is August __, 2020.

~~March 14, 1994 —~~ Invesco Oppenheimer V.I. Government Money Fund

~~October 2, 2000 —~~ Invesco V.I. Mid Cap Growth II

~~May 1, 2002 —~~ Lord Abbett Bond-Debenture, Value Class

~~Lord Abbett Mid-Cap Stock, Value Class~~

~~June 2, 2003 —~~ Invesco V.I. Comstock II

~~Invesco V.I. Growth and Income II~~

~~Lord Abbett Calibrated Dividend Growth, Value Class~~

~~Lord Abbett Growth Opportunities, Value Class~~

~~Invesco Oppenheimer V.I. Capital Appreciation, Series II~~

~~Invesco Oppenheimer V.I. Global, Series II~~

~~Invesco Oppenheimer V.I. Global Strategic Income, Series II~~

~~Invesco Oppenheimer V.I. Main Street Fund, Series II~~

~~December 19, 2003 —~~ Invesco V.I. Equity and Income II

~~Invesco V.I. Government Securities II~~

~~May 1, 2006 —~~ Fidelity VIP Contrafund®-SC2

~~Fidelity VIP Index 500-SC2~~

~~Fidelity VIP Investment Grade Bond-SC2~~

~~Fidelity VIP Mid Cap-SC2~~

~~Franklin Flex Cap Growth VIP-C2~~

~~Franklin Income VIP-C2~~

~~Franklin Mutual Shares VIP-C2~~

~~Franklin Rising Dividends VIP-C2~~

~~Franklin Small-Mid Cap Growth VIP-C2~~

~~Templeton Foreign VIP-C2~~

~~Templeton Growth VIP-C2~~

~~May 1, 2007 —~~ Franklin U.S. Government Securities VIP-C2

~~Templeton Global Bond VIP-C2~~

~~May 1, 2008 —~~ Goldman Sachs Strategic Growth, Service Class

~~Goldman Sachs International Equity Insights, Service Class~~

~~November 2, 2009 —~~ ClearBridge Variable Mid Cap, Class II

~~ClearBridge Variable Small Cap Growth, Class II~~

~~Franklin Small Cap Value VIP-C2~~

~~Goldman Sachs Growth Opportunities, Service Class~~

~~Invesco V.I. American Value II~~

~~Invesco V.I. Balanced Risk Allocation II~~

~~Lord Abbett Fundamental Equity, Value Class~~

~~PIMCO Long-Term US Government, Advisor Class~~

~~PIMCO Low Duration, Advisor Class~~

~~PIMCO Real Return, Advisor Class~~

~~PIMCO Short-Term, Advisor Class~~

~~PIMCO Total Return, Advisor Class~~

~~Royce Capital Small-Cap, Service Class~~

~~May 1, 2010 —~~ Goldman Sachs Mid Cap Value, Service Class

~~May 1, 2012 —~~ Invesco V.I. Global Real Estate II

~~Invesco V.I. International Growth II~~

~~Invesco V.I. Small Cap Equity II~~

~~PIMCO All Asset, Advisor Class~~

~~QS Legg Mason Dynamic Multi-Strategy VIT, Class II~~

~~Templeton Developing Markets VIP-C2~~

~~May 1, 2013 —~~ Goldman Sachs Global Trends Allocation, Service Class

~~PIMCO Global Diversified Allocation, Advisor Class~~

May 13, 2015 — American Funds Asset Allocation – C4

American Funds Blue Chip Income and Growth – C4

American Funds Global Growth – C4

American Funds Global Small Capitalization- C4

American Funds Growth – C4

American Funds International – C4

American Funds New World – C4

Goldman Sachs Core Fixed Income, Service Class

May 2, 2016 — Protective Life Dynamic Allocation Series- Conservative

Protective Life Dynamic Allocation Series- Moderate

Protective Life Dynamic Allocation Series- Growth

January 17, 2017 — American Funds IS Bond 4

American Funds IS Capital Income Builder® 4

American Funds IS Global Growth & Income 4

American Funds IS Growth-Income 4

American Funds IS US Government/ AAA-Rated Securities 4

Franklin Mutual Global Discovery VIP 2

Franklin Strategic Income VIP 2

Accumulation Units

Because sales of the Contracts had not commenced prior to December 31, 2019 there is no Accumulation Unit value information for the Sub-Accounts.

PROTECTIVE LIFE INSURANCE COMPANY
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330

STATEMENT OF ADDITIONAL INFORMATION
PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT
A FLEXIBLE PREMIUM
DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT

This Statement of Additional Information contains information in addition to the information described in the Prospectus for the individual flexible premium deferred variable and fixed annuity contract (the "Contract") offered by Protective Life Insurance Company. This Statement of Additional Information is not a Prospectus. It should be read only in conjunction with the Prospectuses for the Contract and the Funds. The Prospectus for the Contract is dated August _ 2020. You may obtain a copy of the Prospectus by writing or calling us at our address or phone number shown above.

THE DATE OF THIS STATEMENT OF ADDITIONAL INFORMATION IS AUGUST _ 2020.

8. (a) Participation Agreement (Vanguard Variable Insurance Fund) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (333-232740), as filed with the Commission on October 29, 2019.

8. (a) (i) Amendment No. 1 to Participation Agreement (Vanguard Variable Insurance Fund) is incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement (File No. 333-52215), as filed with the Commission on April 27, 2017.

8. (b) Participation Agreement (Lord Abbett Series Fund) is incorporated herein by reference to Post-Effective Amendment No. 3 to the Form N-4 Registration Statement (File No. 333-94047), filed with the Commission on April 25, 2002.

8. (c) Form of Participation Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-112892), filed with the Commission on February 17, 2004.

8. (c) (i) Amendment to Participation Agreement re Summary Prospectus (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (d) Participation Agreement (Fidelity Variable Insurance Products) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-107331), filed with the Commission on November 26, 2003.

8. (e) Amended and Restated Participation Agreement (Fidelity Variable Insurance Products) is Incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-116813), filed with the Commission on April 28, 2006.

8. (f) Participation Agreement (and Amendment No. 1) (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-116813), filed with the Commission on April 28, 2006.

8. (f) (i) Amendment to Participation Agreement re Summary Prospectus (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (g) Rule 22c-2 Shareholder Information Agreement (Fidelity Variable Insurance Products) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

8. (h) Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

8. (i) Rule 22c-2 Shareholder Information Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

8. (j) Rule 22c-2 Shareholder Information Agreement (Lord Abbett Series Fund) is incorporated herein by reference to Post-Effective Amendment No.17 to the Form N-4 Registration Statement (File No. 33-70984), filed with the Commission on April 27, 2007.

8. (k) Participation Agreement (DFA Investment Dimensions Group Inc.) is incorporated herein by reference to Post-Effective Amendment No. 28 to the Form N-6 Registration Statement (File No. 52215), as filed with the Commission on November 27, 2017.

8. (l) Participation Agreement (Legg Mason) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

8. (m) Participation Agreement (PIMCO) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

8. (m)(i) Form of Novation of and Amendment to Participation Agreement (PIMCO Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (m) (ii) Form of Amendment to Participation Agreement re Summary Prospectuses (PIMCO Variable Insurance Trust) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (n) Participation Agreement (Royce Capital) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

8. (o) Rule 22c-2 Information Sharing Agreement (Royce) is incorporated herein by reference to Post-Effective Amendment No. 15 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on October 28, 2009.

8. (p) Participation Agreement (AIM Variable Insurance Funds (Invesco Variable Insurance Funds)) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (q) Form of Participation Agreement (American Funds) is incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-201919), filed with the Commission on June 19, 2015.

8. (r) Participation Agreement (Clayton Street Funds) is incorporated herein by reference to Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (File No. 333-190294), filed with the Commission on April 26, 2016.

C-7

Toppan Merrill 20-12022-1 Wed Jul 22 21:24:01 2020 (V 2.4m-2-P95609CBE)   Chksum: 794558   Cycle 4.0

N-4/A   Protective Life Corporation - PIBA
109764   c:\jms\109764\20-12022-1\task9766356\12022-1-GA.pdf   EDGAR :Redline:On   Doc 1 Page 15

Item 26. *Persons Controlled by or Under Common Control With the Depositor or the Registrant.*

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of Dai-ichi Life Holdings, Inc. Protective Life Corporation is described more fully in the prospectus included in this registration statement.

For more information regarding the company structure of Protective Life Corporation and Dai-ichi Life Holdings, Inc., please refer to the attached organizational chart.

a. Protective Life Corporation and Dai-ichi Life Holdings, Inc Organizational Chart filed as an exhibit herein

Item 27. *Number of Contractowners.*

As of July 31, 2020, sales of Protective Investors Benefit Advisory Individual Flexible Premium Deferred Variable and Fixed Annuity Contracts had not yet commenced, and therefore as of that date, there were no owners of qualified or non-qualified Contracts.

Item 28. *Indemnification of Directors and Officers.*

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on August   , 2020.

PROTECTIVE VARIABLE ANNUITY SEPARATE ACCOUNT

By: _____*_____
    Richard J. Bielen, *President*
    Protective Life Insurance Company

  PROTECTIVE LIFE INSURANCE COMPANY

By: _____*_____
    Richard J. Bielen, *President*
    Protective Life Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Richard J. Bielen	Chairman of the Board, President Chief Executive Officer, and Director (Principal Executive Officer)	August , 2020
* Steven G. Walker	Executive Vice President, Chief Financial Officer, and Director (Principal Financial and Accounting Officer)	August , 2020
* Philip E. Passafiume	Senior Vice President and Chief Investment Officer	August , 2020
* Michael G. Temple	Vice Chairman, Chief Operating Officer, and Director	August , 2020
*BY: /S/ BRAD RODGERS Brad Rodgers *Attorney-in-Fact*		August , 2020

C-17

Exhibit 99.26

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020 [1]


Dai-ichi Life Holdings, Inc. (Japan) (Ultimate Controlling Person)
TAL Dai-ichi Life Australia Pty Ltd. (Australia)
70%
Dai-ichi Life Realty Asset Management Co., Ltd.6 (Japan)
Dai-ichi Life Insurance (Cambodia) PLC.2 (Cambodia)
QOLead, Ltd. (Japan)
Dai-ichi Life International Limited (Japan)
DLI North America Inc. (USA)
The Dai-ichi Life Insurance Company, Limited 2 (Japan)
THE DAI-ICHI BUILDING CO., LTD. (Japan)
Protective Life Corporation 3 (USA)
Asteron Life & Superannuation Limited 2 (Australia)
TAL Dai-ichi Life Group Pty Ltd. (Australia)
Dai-ichi Life International Holdings LLC (Japan)
TAL Life Limited 2 (Australia)
TAL Distribution Holdings Limited (Australia)
Dai-ichi Life International (Europe) Limited (UK)
The Neo First Life Insurance Company, Limited 2 (Japan)
36.84%
PT Panin International (Indonesia)
45.94%
Star Union Dai-ichi Life Insurance Company Limited 2 (India)
Affinia Financial Advisers Limited (Australia)
TAL Superannuation Limited (Australia)
TAL Direct Pty Limited (Australia)
TAL Services Limited (Australia)
51.25%
The Dai-ichi Life Research Institute Inc. 4 (Japan)
DLI Asia Pacific Pte. Ltd. (Singapore)
16.88%
Janus Henderson Group plc 5 (U.K.)
24%
OCEAN LIFE INSURANCE PUBLIC COMPANY 2 (Thailand)
TAL Australia Distribution Limited (Australia)
InsuranceLine Limited (New Zealand)
International Life Solutions Proprietary Limited (South Africa)
National Financial Solutions Pty Ltd. (Australia)
The Dai-ichi Frontier Life Insurance Co., Ltd. 2 (Japan)
49%
Asset Management One Co., Ltd. (Japan)
Lifebroker Pty Ltd. (Australia)
Lifebroker NZ Ltd. (New Zealand)
Dai-ichi Life Insurance Company of Vietnam, Limited 2 (Vietnam)
Dai-ichi Life Vietnam Fund Management Company Limited (Vietnam)

1 Except as otherwise indicated, chart does not reflect less than 50% ownership interests
2 Insurance company
3 Pages 3 – 5 contain a list of Protective Life Corporation's subsidiaries
4 The voting rights pertaining to The Dai-ichi Life Research Institute Inc. are split among other affiliates of Dai-ichi Life Holdings, Inc. as follows:
- THE DAI-ICHI BUILDING CO., LTD. – 28.25%
- DAI-ICHI SEIMEI CARD SERVICE Co., LTD. – 9.58%
- NIHON BUSSAN CO., LTD. – 6.75%
- The Dai-ichi Life Information Systems Co., Ltd. – 4.17%

As such, the Dai-ichi group owns 100% of the voting rights pertaining to The Dai-ichi Life Research Institute Inc.

5 As of 6/30/20, Dai-ichi Life Holdings, Inc.'s voting rights in Janus Henderson Group plc were 16.88%. This amount excludes any options that may be exercised in the future.
6 The voting rights pertaining to Dai-ichi Life Realty Asset Management Co., Ltd. are split among other affiliates of Dai-ichi Life Holdings, Inc. as follows:
- SOHGO HOUSING CO., Ltd. – 30%

As such, the Dai-ichi group owns 100% of the voting rights pertaining to Dai-ichi Life Realty Asset Management Co., Ltd.

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020


Dai-ichi Life Holdings, Inc.
(Japan)
(Ultimate Controlling Person)
The Dai-ichi Life Insurance Company, Limited
(Japan)
100%
Dai-ichi Life Business Service Co., Ltd.
(Japan)
100%
Dai-ichi Life Challenged Co., Ltd.
(Japan)
100%
The Dai-ichi Life Information Systems Co., Ltd.
(Japan)
50.1%
DAI-ICHI SEIMEI CARD SERVICE Co., LTD. 1
(Japan)
100%
Alpha Consulting Co., Ltd.
(Japan)
10%
O.M. Building Management Inc. 2
(Japan)
49%
Corporate-pension Business Service Co., Ltd. 3
(Japan)
100%
Dai-ichi Life Insurance Myanmar Ltd.
(Myanmar)
68%
A.F. BUILDING MANAGEMENT CO., LTD.
(Japan)
100%
Dai-ichi Smart Co., LTD.
(Japan)
100%
Asset Guardian Company, Limited
(Japan)

[1] The voting rights pertaining to DAI-ICHI SEIMEI CARD SERVICE Co., LTD. are split among the other affiliates of Dai-ichi Life Holdings, Inc. as follows:
- THE DAI-ICHI BUILDING CO., LTD. – 11.57%
- NIHON BUSSAN CO., LTD. – 20%
- SOHGO HOUSING CO., Ltd. – 13%
- The Dai-ichi Life Information Systems Co., Ltd. – 3.33%

As such, the Dai-ichi group owns 95% of the voting rights pertaining to DAI-ICHI SEIMEI CARD SERVICE Co., LTD.

[2] The voting rights pertaining to O.M. Building Management Inc. are split among the other affiliates of Dai-ichi Life Holdings, Inc. as follows:
- THE DAI-ICHI BUILDING CO., LTD. – 40%

As such, the Dai-ichi group owns 50% of the voting rights pertaining to O.M. Building Management Inc.

[3] The voting rights pertaining to Corporate-pension Business Service Co., Ltd. are split among the other affiliates of Dai-ichi Life Holdings, Inc. as follows:
- The Dai-ichi Life Information Systems Co., Ltd. – 1%

As such, the Dai-ichi group owns 50% of the voting rights pertaining to Corporate-pension Business Service Co., Ltd.

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020



[1] insurance company

[2] captive insurance company

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020


Protective Life Corporation (DE)
TIN 95-2492236
Protective Investment Advisors, Inc. 1 (TN)
PLC owns 100% of stock
TIN 63-1100711
Investment Distributors, Inc. (TN)
PLC owns 100% of stock
TIN 63-1100710
Protective Real Estate Holdings, Inc. (DE)
PLC owns 100% of stock
TIN 52-1985171
ProEquities, Inc. 1 (AL)
PLC owns 100% of stock
TIN 63-0879387
First Protective Insurance Group, Inc. (AL)
PLC owns 100% of stock
TIN 63-0846761
Steel City, LLC (VT)
PLC owns 100% of membership
TIN 81-0732526
Empower Financial Resources, Inc. (DE)
PLC owns 100% of stock
TIN 46-5331907
(formerly known as Financial Leadership Alliance, Inc.)
Shades Creek Captive Insurance Company 2 (VT)
PLC owns 100% of Stock
TIN 46-1252145
NAIC 14688
Protective Life Reinsurance Bermuda Ltd.
(Bermuda)
PLC owns 100% of stock
TIN 98-1512479

[1] registered investment adviser
[2] captive insurance company

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020


Protective Life Corporation (DE)
TIN 95-2492236
Protective Life Insurance Company [1] (TN)
PLC owns 100% of stock
TIN 63-0169720
NAIC 68136
Chesterfield International Reinsurance Limited (Nevis)
PLC owns 100% of stock
Dealer Services Reinsurance, Ltd. (Bermuda)
PLC owns 100% of stock
First Protection Corporation (MN)
PLC owns 100% of stock
TIN 41-1368934
USWC Holding Company (USWC) (FL)
PLICO owns 100% of stock
Protective Property & Casualty Insurance Company [1] (MO)
PLICO owns 100% of stock
TIN 43-1139865
NAIC 35769
Western Diversified Services, Inc. (IL)
PLICO owns 100% of stock
Asset Protection Financial, Inc. (MO)
(formerly Lyndon Financial Corporation)
PPCIC owns 100% of stock
TIN 43-1819865
The Advantage Warranty Corporation [2] (FL)
WDS owns 100% of stock
United States Warranty Corp. [2] (FL)
USWC owns 100% of stock
New World Warranty Corp. [2] (FL)
USWC owns 100% of stock
USWC Installment Program, Inc. (FL)
USWC owns 100% of stock
New World Re [3] (NV)
USWC owns 100% of stock
Protective Asset Protection, Inc. (MO)
(formerly Lyndon Insurance Group, Inc.)
PLICO owns 100% of stock
TIN 43-1802403
Protective Administrative Services, Inc. (MO)
PAP owns 100% of stock
TIN 43-1724227
Western General Warranty Corporation [2] (FL)
PAP owns 100% of stock
Western General Dealer Services, Inc. (CA)
PAP owns 100% of stock
TIN 47-0939814
Lyndon-DFS Administrative Services, Inc. / Services De Gestion Lyndon-DFS, Inc. (CANADA)
PAP owns 100% of common stock
Warranty Business Services Corporation (MO)
PAP owns 100% of stock
TIN 43-1142677
First Protection Company (MN)
PAP owns 100% of stock
TIN 41-1703034
First Protection Corporation of Florida [2] (FL)
FPC owns 100% of stock
TIN 41-1637611
[1] insurance company
[2] specialty insurer
[3] captive insurance company

Supplement Dated_____, 2020
(for Applications signed on or after _____, 2020) to the
Prospectus dated_____, 2020 for
Protective ~~[insert product name]~~Investors Benefit Advisory Variable Annuity
Issued by
Protective Life and Annuity Insurance Company
Variable Annuity Account A of Protective Life

This Rate Sheet Prospectus Supplement should be read carefully and retained with the Prospectus dated _____, 2020 for the Protective ~~[insert product name]~~ Investors Benefit Advisory variable annuity. You may obtain a current Prospectus by calling 1-800-456-6330.

This Rate Sheet Prospectus Supplement provides the current Maximum Withdrawal Percentage under the SecurePay living benefit rider as described in the "PROTECTED LIFETIME INCOME BENEFIT-Determining the Amount of Your SecurePay Withdrawals" section of the Prospectus. This Supplement must be used in conjunction with an effective Protective ~~[insert product name]~~Investors Benefit Advisory variable annuity Prospectus.

The Rate Sheet Prospectus Supplement and rates below are effective until superseded by a subsequent Rate Sheet Prospectus Supplement. The rates apply for applications that are signed on or after _____, 2020, and that we receive in Good Order within ten calendar days of the date this Supplement is ~~no longer effective~~ superseded by the subsequent Rate Sheet Prospectus Supplement. We must also receive at least the minimum initial Purchase Payment ~~in the amount and time frame described in the Prospectus~~($5,000) within the ten calendar days. No new Rate Sheet Prospectus Supplement that supersedes a prior Rate Sheet Prospectus Supplement will become effective unless written notice of effectiveness of the new Rate Sheet Prospectus Supplement is given at least 10 business days in advance.

Before submitting your application for a Protective ~~[insert product name]~~Investors Benefit Advisory variable annuity, please obtain a current Rate Sheet Prospectus Supplement. To obtain a current Rate Sheet Prospectus Supplement:

- Contact your financial advisor
- Contact us toll-free at 1-800-456-6330
- https://protective.onlineprospectus.net/protective/Protective~~[insertproductname~~InvestorsBenefitAdvisory~~]~~index.html or
- Go to www.sec.gov under File No. 333-~~XXXXXX~~238855.

The Maximum Withdrawal Percentage applicable to your Contract will not change for the life of your Contract.

MAXIMUM WITHDRAWAL PERCENTAGE

Election Age	Guaranteed Withdrawal Percentage (% of Benefit Base)
60-64	3.50%
65	4.00%
66	4.10%
67	4.20%
68	4.30%
69	4.40%

70	4.50%
71	4.55%
72	4.60%
73	4.65%
74	4.70%
75	4.75%
76	4.80%
77	4.85%
78	4.90%
79	4.95%
80	5.00%

If you have any questions regarding this Rate Sheet Prospectus Supplement, please contact us toll free at 1-800-456-6330. **Please keep this Rate Sheet Prospectus Supplement for future reference.**

PROSPECTUS
August __, 2020

Protective® Investors Benefit Advisory Variable Annuity NY

Protective Life and Annuity Insurance Company
Variable Annuity Account A of Protective Life
P.O. Box 10648
Birmingham, Alabama 35202-0648
Telephone: 1-800-456-6330
www.protective.com

This Prospectus describes an individual flexible premium deferred variable and fixed annuity contract offered by Protective Life and Annuity Insurance Company (the "Contract"). The Contract is designed for investors who desire to accumulate capital on a tax deferred basis for retirement or other long term investment purposes. It may be purchased on a non-qualified basis or for use with certain qualified retirement plans. This Contract is only available through Financial Intermediaries that may charge an Advisory Fee for their services. The fee that your Financial Intermediary charges you for the management of the Contract Value ("Advisory Fee") is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). If the Owner elects to pay the Advisory Fee from his or her Contract Value, then this deduction may reduce the death benefits and may be subject to federal and state income taxes and a 10% federal penalty tax. **Certain Contract features and/or certain investment options offered under the Contract may not be available through all Financial Intermediaries.** For further details, please contact us at 1-800-456-6330.

You generally may allocate your investment in the Contract among the Guaranteed Account and the Sub-Accounts of the Variable Annuity Account A of Protective Life. The value of your Contract that is allocated to the Sub-Accounts will vary according to the investment performance of the Funds in which the selected Sub-Accounts are invested. You bear the investment risk on amounts you allocate to the Sub-Accounts. If you purchase the SecurePay Pro rider, your options for allocating Purchase Payments and Contract Value will be restricted. (See "Protected Lifetime Income Benefits.") Once the you begin taking withdrawals under the SecurePay Pro rider or beginning two years after the date the SecurePay Pro rider is issued, whichever comes first, you will not be able to make any additional Purchase Payments under the Contract. This restriction on further Purchase Payments may limit: (1) the ability to increase Contract Value; (2) death benefits (such as the Return of Purchase Payments Death Benefit); and (3) the values under the SecurePay Pro rider. The Sub-Accounts invest in the following Funds:

AIM Variable Insurance Funds (Invesco Variable Insurance Funds)
Invesco Oppenheimer V.I.Global Fund, Series II
Invesco Oppenheimer V.I. Government Money Fund, Series I
Invesco Oppenheimer V.I. Main Street Fund, Series II
Invesco V.I. Balanced Risk Allocation Fund, Series II
Invesco V.I. Comstock Fund, Series II
Invesco V.I. Equity and Income Fund, Series II
Invesco V.I. Global Real Estate Fund, Series II
Invesco V.I. Government Securities Fund, Series II
Invesco V.I. Growth and Income Fund, Series II
Invesco V.I. International Growth Fund, Series II

American Funds Insurance Series®
IS Asset Allocation Fund, Class 4
IS Blue Chip Income and Growth Fund, Class 4
IS Bond Fund, Class 4
IS Capital Income Builder® Fund, Class 4
IS Global Growth Fund, Class 4
IS Global Growth and Income Fund, Class 4
IS Global Small Capitalization Fund, Class 4
IS Growth Fund, Class 4
IS Growth-Income Fund, Class 4
IS International Fund, Class 4
IS New World Fund®, Class 4
IS US Government, Class 4

Clayton Street Trust
Protective Life Dynamic Allocation Series-Conservative Portfolio
Protective Life Dynamic Allocation Series-Growth Portfolio
Protective Life Dynamic Allocation Series-Moderate Portfolio

DFA Investment Dimensions Group Inc.
VA International Small Portfolio

VA International Value Portfolio
VA U.S. Large Value Portfolio
VA U.S. Targeted Value Portfolio
VA Global Moderate Allocation Portfolio
VA Global Bond Portfolio
VA Short-Term Fixed Portfolio
VA Equity Allocation Portfolio

Fidelity® Variable Insurance Products
VIP Investment Grade Bond Portfolio, SC2
VIP Mid Cap Portfolio, SC2

Franklin Templeton Variable Insurance Products Trust
Franklin Flex Cap Growth VIP Fund, Class 2
Franklin Income VIP Fund, Class 2
Franklin Mutual Global Discovery VIP Fund, Class 2
Franklin Mutual Shares VIP Fund, Class 2
Franklin Rising Dividends VIP Fund, Class 2
Franklin Small Cap Value VIP Fund, Class 2
Franklin Small-Mid Cap Growth VIP Fund, Class 2
Franklin Strategic Income VIP Fund, Class 2
Templeton Developing Markets VIP Fund, Class 2
Templeton Foreign VIP Fund, Class 2
Templeton Global Bond VIP Fund, Class 2

Goldman Sachs Variable Insurance Trust
Core Fixed Income Fund, Service Class
Global Trends Allocation Fund, Service Class
Growth Opportunities Fund, Service Class
Mid Cap Value Fund, Service Class
Strategic Growth Fund, Service Class

Legg Mason Partners Variable Equity Trust
ClearBridge Variable Mid Cap Portfolio, Class II
ClearBridge Variable Small Cap Growth Portfolio, Class II

Lord Abbett Series Fund, Inc.
Bond-Debenture Portfolio, Value Class

Dividend Growth Portfolio, Value Class (formerly Calibrated Dividend Growth Portfolio, Value Class)
Fundamental Equity Portfolio, Value Class
Growth Opportunities Portfolio, Value Class

PIMCO Variable Insurance Trust
All Asset Portfolio, Advisor Class
Global Diversified Allocation Portfolio, Advisor Class
Long-Term US Government Portfolio, Advisor Class
Low Duration Portfolio, Advisor Class
Real Return Portfolio, Advisor Class
Short-Term Portfolio, Advisor Class
Total Return Portfolio, Advisor Class

Royce Capital Fund
Small-Cap Fund, Service Class

Vanguard Variable Insurance Fund
Vanguard VIF Balanced Portfolio
Vanguard VIF Capital Growth Portfolio
Vanguard VIF Conservative Allocation Portfolio
Vanguard VIF Diversified Value Portfolio
Vanguard VIF Equity Income Portfolio
Vanguard VIF Equity Index Portfolio
Vanguard VIF Global Bond Index Portfolio
Vanguard VIF Growth Portfolio
Vanguard VIF High Yield Bond Portfolio
Vanguard VIF International Portfolio
Vanguard VIF Mid-Cap Index Portfolio
Vanguard VIF Moderate Allocation Portfolio
Vanguard VIF Money Market Portfolio
Vanguard VIF Real Estate Index Portfolio
Vanguard VIF Short Term Investment Grade Portfolio
Vanguard VIF Total Bond Market Index Portfolio
Vanguard VIF Total International Stock Market Index Portfolio
Vanguard VIF Total Stock Market Index Portfolio

Beginning January 1, 2021, we will no longer send you paper copies of shareholder reports for the Funds ("Reports") unless you specifically request paper copies from us. Instead, the Reports will be available on a website. We will notify you by mail each time the Reports are posted. The notice will provide the website links to access the Reports as well as instructions for requesting paper copies. If you wish to continue receiving your Reports in paper free of charge from us, please call 1-855-920-9713. Your election to receive the Reports in paper will apply to all Funds available with your Contract. If you have already elected to receive the Reports electronically, you will not be affected by this change and need not take any action. If you wish to receive the Reports and other SEC disclosure documents from us electronically, please contact us at 1-855-920-9713.

This Prospectus sets forth ~~basic information~~ a description of all material features about the Contract and the Variable Account that a prospective investor should know before investing. This Prospectus also describes all material state variations to the Contract. The Statement of Additional Information, which has been filed with the Securities and Exchange Commission ("SEC"), contains additional information about the Contract and the Variable Account. The Statement of Additional Information is dated the same date as this Prospectus and is incorporated herein by reference. The Table of Contents for the Statement of Additional Information is on the last page of this Prospectus. You may obtain a copy of the Statement of

DEFINITIONS

"We", "us", "our", "Protective Life", and "Company" refer to Protective Life and Annuity Insurance Company. "You", "your" and "Owner" refer to the person(s) who has been issued a Contract.

Accumulation Unit: A unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date.

Administrative Office Protective Life and Annuity Insurance Company, P. O. Box 10648, Birmingham, Alabama 35202-0648 (for Written Notice sent by U.S. postal service) or Protective Life and Annuity Insurance Company, 2801 Highway 280 South, Birmingham, Alabama 35223 (for Written Notice sent by a nationally recognized overnight delivery service).

Advisory Fee Advisory Fees are fees paid to your Financial Intermediary for providing investment advice regarding your Contract and for managing your Contract Value. Advisory Fees may be paid directly by you or, subject to certain restrictions, be paid out of your Contract Value.

Annual Withdrawal Amount or AWA The maximum amount that may be withdrawn from the Contract under the SecurePay ~~Pro~~ rider each Contract Year after the Benefit Election Date without reducing the Benefit Base.

Annuity Date The date as of which the Annuity Value is applied to an Annuity Option.

Annuity Option The payout option under which the Company makes annuity income payments.

Annuity Value The amount we apply to the Annuity Option you have selected.

Assumed Investment Return The assumed annual rate of return used to calculate the amount of the variable income payments.

Benefit Election Date The date you choose to start your SecurePay Withdrawals.

Benefit Period The period between the Benefit Election Date and any event which would cause the rider to terminate.

Code The Internal Revenue Code of 1986, as amended.

Contract The Protective® Investors Benefit Advisory Variable Annuity NY, a flexible premium, deferred, variable and fixed annuity contract.

Contract Anniversary The same month and day as the Issue Date in each subsequent year of the Contract.

Contract Value Before the Annuity Date, the sum of the Variable Account value and the Guaranteed Account value.

Contract Year Any period of 12 months commencing with the Issue Date or any Contract Anniversary.

Covered Person The person or persons upon whose lives the benefits of the SecurePay ~~Pro~~ rider, as applicable, are based. There may not be more than two Covered Persons.

DCA Dollar cost averaging.

DCA Accounts A part of the Guaranteed Account, but separate from the Fixed Account. The DCA Accounts are designed to transfer amounts to the Sub-Accounts of the Variable Account systematically over a designated period.

Death Benefit The amount we pay to the beneficiary if an Owner dies before the Annuity Date.

Due Proof of Death Receipt at our Administrative Office of a certified death certificate or judicial order from a court of competent jurisdiction or similar tribunal.

Excess Withdrawals Any portion of a withdrawal that, when aggregated with all prior withdrawals during a Contract Year, exceeds the maximum withdrawal amount permitted under one of the Protected Lifetime Income Benefits.

Financial Intermediary A bank, or an investment adviser registered as such with the ~~SEC.~~SEC or state securities regulatory authorities.

Fixed Account A part of the Guaranteed Account, but separate from the DCA Accounts. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account.

Fund Any investment portfolio in which a corresponding Sub-Account invests.

Good Order ("good order") A request or transaction generally is considered in "Good Order" if we receive it in our Administrative Office within the time limits, if any, prescribed in this Prospectus for a particular transaction or instruction, it includes all information necessary for us to execute the requested instruction or transaction, and is signed by the individual or individuals authorized to provide the instruction or engage in the transaction. A request or transaction may be rejected or delayed if not in Good Order. Good Order generally means the actual receipt by us of the instructions relating to the request or transaction in writing (or, when permitted, by telephone or Internet as described above) along with all forms, information and supporting legal documentation we require to effect the instruction or transaction. This information and documentation generally includes, to the extent applicable: the completed application or instruction form; your contract number; the transaction amount (in dollars or percentage terms); the names and allocations to and/or from the Investment Options affected by the requested transaction; the signatures of all Owners (exactly as indicated on the Contract), if necessary; Social Security Number or Tax I.D.; and any other information or supporting documentation that we may require, including any spousal or Joint Owner's consents. With respect to Purchase Payments, Good Order also generally includes receipt by us of sufficient funds to effect the purchase. We may, in our sole discretion, determine whether any particular transaction request is in Good Order, and we reserve the right to change or waive any Good Order requirement at any time. If you have any questions, you should contact us or your registered representative before submitting the form or request.

Guaranteed Account   The Fixed Account, the DCA Accounts and any other Investment Option we may offer with interest rate guarantees.

Investment Option   Any account to which you may allocate Purchase Payments or transfer Contract Value under this Contract. The Investment Options are the Sub-Accounts of the Variable Account and the Guaranteed Account available in this Contract.

Issue Date   The date as of which we credit the initial Purchase Payment to the Contract and the date the Contract takes effect.

Maximum Annuity Date   The latest date on which you must surrender or annuitize the Contract, currently the oldest Owner's or Annuitant's 95th birthday.

Monthly Anniversary Date   The same day each month as the Issue Date, or the last day of any month that does not have the same day as the Issue Date.

Owner   The person or persons who own the Contract and are entitled to exercise all rights and privileges provided in the Contract.

Prohibited Allocation Instruction   An instruction from you to allocate Purchase Payments or Contract Value or to take withdrawals that is not consistent with the Allocation Guidelines and Restrictions required in order to maintain ~~one of the Protected Lifetime Income Benefits.~~ SecurePay benefit. If we receive a Prohibited Allocation Instruction, we will terminate your ~~Protected Lifetime Income Benefits.~~SecurePay benefit.

Protected Lifetime Income Benefits   The optional SecurePay ~~Pro~~ benefit offered with the Contract.

Purchase Payment   The amount(s) paid by the Owner and accepted by the Company as consideration for this Contract.

Qualified Contracts   Contracts issued in connection with retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

~~**Quarterly Anniversary**   The same month and day as the Contract Issue Date in each calendar quarter prior to the Annuity Date. If any Quarterly Anniversary is not a Valuation Date, we will calculate the SecurePay Highest Quarterly Value as of the next Valuation Period. If, however, a Quarterly Anniversary does not occur during a month, then we will calculate that quarterly value as of the prior Valuation Date.~~

Qualified Plans   Retirement plans that receive favorable tax treatment under Sections 401, 408, 408A or 457 of the Code.

Rate Sheet Prospectus Supplement   A periodic supplement to this Prospectus which sets forth the current Maximum Withdrawal percentage under the SecurePay ~~Pro~~ living benefit rider available when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFIT ~~('SECUREPAY PRO')~~ ('SECUREPAY') – Determining the Amount of Your SecurePay ~~Pro~~ Withdrawals."

Rider Issue Date   The date a Protected Lifetime Income Benefit rider is issued.

RightTime   The ability to purchase the Protected Lifetime Income Benefit rider, ~~SecurePay Pro,~~ SecurePay, after your Contract is issued, so long as you satisfy the rider's issue requirements and the rider is still available for sale.

Sub-Account   A separate division of the Variable Account.

Valuation Date   Each day on which the New York Stock Exchange is open for business.

FEES AND EXPENSES

The following tables describe the fees and expenses that you will pay when buying, owning, and surrendering the Contract. The first table describes the fees and charges that you will pay at the time you buy the Contract, take a withdrawal from or surrender the Contract, or transfer amounts among the Sub-Accounts and/or the Guaranteed Account. ~~We may also deduct state premium taxes, if applicable.~~ These fees and expenses do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of the Owner for the provision of investment advice. If such charges were reflected, costs would be higher.

OWNER TRANSACTION EXPENSES	
Sales Charge Imposed on Purchase Payments.	None
Transfer Fee[1]	$25
Premium Tax[2]	0.0%

[1] *Protective Life currently does not charge this Transfer Fee, but reserves the right to do so in the future for each transfer after the first 12 transfers in any Contract Year. We will give written notice thirty (30) days before we impose a Transfer Fee. (See "CHARGES AND DEDUCTIONS.")*

[2] *New York does not currently impose premium taxes on variable annuities.*

The next table describes the fees and expenses that you will pay periodically during the time that you own the Contract, not including Fund fees and expenses.

PERIODIC FEES AND CHARGES		
(other than Fund expenses)		
Annual Contract Maintenance Fee[1]		$30

Variable Account Annual Expenses
(as a percentage of average Variable Account value)

Mortality and Expense Risk Charge	0.20%
Administration Charge	0.10%
Total Variable Account Annual Expenses (excluding optional benefit charges).	0.30%

Optional Benefit Charges

Return of Purchase Payments Death Benefit Fee (as an annualized percentage of the death benefit, beginning on the 1st Monthly Anniversary Date)	0.20%

Protected Lifetime Income Benefits

SecurePay Pro Rider Fee[2] (as an annualized percentage of the Benefit Base[3] on each Monthly Anniversary Date, beginning with the 1st Monthly Anniversary Date following election of the rider)

	Maximum	Current
Purchase of SecurePay Pro rider at Contract Purchase.	2.00%	1.50%
Purchase of SecurePay Pro rider under RightTime	2.20%	1.60%

[1] *We will waive the annual contract maintenance fee if your Contract Value or aggregate Purchase Payments, reduced by surrenders, is $100,000 or more. (See "CHARGES AND DEDUCTIONS.")*

[2] *We will give you at least 30 days' written notice before any increase in the SecurePay Fee. You may elect not to pay the increase in your SecurePay Fee. If you do, your SecurePay rider will not terminate, but your current Benefit Base will be capped at its then current value. You will continue to be assessed your current SecurePay Fee, however, even though you will have given up the opportunity for any future increases in your SecurePay Benefit Base. See "THE SECUREPAY RIDER" in this Prospectus.*

[3] *The Benefit Base is a value used to calculate the Annual Withdrawal Amounts, and the fees charged, under the SecurePay rider. ~~On~~ If the ~~Rider Issue Date,~~ rider is purchased at issue, your initial Benefit Base is equal to your initial purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract ~~Value.~~ Value on the Rider Issue Date. For more information on the SecurePay rider, the Benefit Base and how it is calculated, please see "THE SECUREPAY RIDER" in this Prospectus.*

The next table shows the minimum and maximum total operating expenses charged by the Funds that you may pay periodically during the time that you own the Contract. More detail concerning each Fund's fees and expenses is contained in the prospectus for each Fund.

The Fund expenses used to prepare the next table were provided to Protective Life by the Funds. The expenses shown are based on expenses incurred for the year ended December 31, 2019. Current or future expenses may be higher or lower than those shown.

RANGE OF EXPENSES FOR THE FUNDS

	Minimum		Maximum
Total Annual Fund Operating Expenses[1] . . . . (total of all expenses that are deducted from Fund assets, including management fees, 12b-1 fees, and other expenses)	0.11%	–	1.82%

[1] The range of Total Annual Fund Operating Expenses shown here does not take into account contractual and voluntary arrangements under which the Funds' advisers currently reimburse Fund expenses or waive fees. Please see the prospectus for each Fund for more information about that Fund's expenses.

Example of Charges

The following examples are intended to help you compare the cost of investing in the Contract with the cost of investing in other variable annuity contracts. The examples show the costs of investing in the Contract, including owner transaction expenses, the annual contract maintenance fee, Variable Account Annual Expenses (mortality and expense risk charge, administration charge, and any optional rider charges), and both maximum and minimum Total Annual Fund Operating Expenses.

The examples assume that you invest $10,000 in the Contract for the periods indicated. The examples also assume that your investment has a 5% return each ~~year, net~~ year. The examples do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value or other assets of ~~advisory~~ the Owner, and that if such fees ~~being paid.~~ were reflected, costs would be higher.

- The first example assumes that you purchased the SecurePay ~~Pro~~ rider with RightTime at the maximum and current rider fees.

- The second example assumes that you have not purchased the the SecurePay ~~Pro~~ rider.

- The examples also assume that the Return of Purchase Payments Death Benefit is in effect, and that all Contract Value is allocated to the Variable Account. The examples do not reflect transfer fees.

(1) If you purchased the SecurePay ~~Pro~~ rider under RightTime:

   (a) ~~If you surrender the Contract at the end of the applicable time period:~~

      (i) ~~reflecting the maximum charge:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense. . . . .~~	$	$	$	$
~~Minimum Fund Expense . . . .~~	$	$	$	$

      (ii) ~~reflecting the current charge:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense. . . . .~~	$	$	$	$
~~Minimum Fund Expense . . . .~~	$	$	$	$

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[1] You may not ~~annuitize your Contract within~~ choose an Annuity Date that is 1) less than 1 year after the Issue Date, or 2) less than 3 years after ~~we accept your~~ the most recent Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." The death benefit fee does not apply after the Annuity Date.

(b) If you ~~surrender,~~ annuitize[1] or remain invested in the Contract at the end of the applicable time period:

    (i)   reflecting the maximum charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$443	$1335	$2235	$4520
Minimum Fund Expense	$273	$ 835	$1420	$2989

    (ii) reflecting the current charge:

	1 year	3 years	5 years	10 years
Maximum Fund Expense	$393	$1189	$2000	$4094
Minimum Fund Expense	$222	$ 683	$1166	$2480

(2) If you have not purchased the SecurePay ~~Pro~~ rider:

    (a) ~~If you surrender the Contract at the end of the applicable time period:~~

	~~1 year~~	~~3 years~~	~~5 years~~	~~10 years~~
~~Maximum Fund Expense. . . . .~~	~~$~~	~~$~~	~~$~~	~~$~~
~~Minimum Fund Expense . . . .~~	~~$~~	~~$~~	~~$~~	~~$~~

    (b) If you ~~surrender,~~ annuitize[1] or remain invested in the Contract at the end of the applicable time period:

	1 year	3 years	5 years	10 years
	$			
Maximum Fund Expense	243	$746	$1271	$2692
Minimum Fund Expense	$ 72	$220	$ 376	$ 806

Please remember that the examples are an illustration and do not guarantee the amount of future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate of return may be more or less than the 5% rate of return assumed in the examples.

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[1] *You may not ~~annuitize your Contract within~~ choose an Annuity Date that is 1) less than 1 year after the Issue Date, or 2) less than 3 years after ~~we accept your~~ the most recent Purchase Payment. For more information, see "ANNUITY PAYMENTS, Annuity Date, Changing the Annuity Date." The death benefit fee does not apply after the Annuity Date.*

a contract maintenance fee from your Contract Value on each Contract Anniversary prior to the Annuity Date and on any other day that you surrender your Contract. We may waive the contract maintenance fee under certain circumstances. We also deduct from your Contract Value charges for any optional benefits and riders applicable to your Contract, such as the Return of Purchase Payments Death Benefit and the SecurePay Pro rider.

The Funds' investment management fees and other operating expenses are more fully described in the prospectuses for the Funds.

(See the "FEES AND EXPENSES" tables preceding this Summary and the "CHARGES AND DEDUCTIONS" section later in this Prospectus.)

What is the SecurePay Pro Rider?

The SecurePay Pro rider guarantees the right to make withdrawals based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed even if your Contract Value declines due to poor market performance. You may select the SecurePay Pro rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. The SecurePay Pro rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Note: We do not accept Purchase Payments after the Benefit Election Date or those we receive two years or more after the Rider Issue Date, whichever comes first.

Under the SecurePay Pro rider, withdrawals may be made over the lifetime of persons designated under the rider, provided the rider's requirements are satisfied. Annual aggregate withdrawals on or after the Benefit Election Date that exceed the Annual Withdrawal Amount (AWA) will result in a reduction of rider benefits, and may even significantly reduce or eliminate the value of such benefits, because we will reduce the Benefit Base and corresponding AWA. Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits. All withdrawals, including SecurePay Pro Withdrawals, will reduce the Contract Value and the death benefit under the Contract. Contract, and may be subject to federal and state income taxes, as well as a 10% federal tax penalty if made prior to age 59 ½..

Under the SecurePay Pro rider your options for allocating Purchase Payments and Contract Value will be restricted, because you must make all allocations in accordance with the rider's Allocation Guidelines and Restrictions. These Allocation Guidelines and Restrictions require you to allocate all of your Purchase Payments and Contract Value in accordance with Allocation by Investment Category guidelines or eligible Benefit Allocation Model Portfolios. Therefore, if you are seeking a more aggressive growth strategy, the portfolio allocations required for participation in the SecurePay Pro rider are probably not appropriate for you. Please see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS."

We charge an additional fee if you purchase the SecurePay Pro rider. If you elect the rider, you will begin paying this fee as of the date the SecurePay Pro rider is issued. You may not cancel the SecurePay Pro rider for the first ten years following the date of its issue. To purchase the SecurePay Pro rider, the youngest Owner and Annuitant must be age 60 or older and the oldest Owner and Annuitant must be age 80 or younger on the Rider Issue Date. (See "THE SECUREPAY PRO RIDER.")

Withdrawals from your Contract while your Contract Value is greater than zero will be deducted from your Contract Value and not from our General Account assets. If your Contract Value is reduced to zero (other than due to an Excess Withdrawal), the Company will make lifetime income benefit payments from its own assets. Therefore, it is possible that the Owner may not receive lifetime income benefit payments derived from the Company's assets.

What is the RightTime Option?

You may elect the SecurePay Pro rider at the time you purchase your Contract, or you may purchase the rider later under our RightTime option *so long as you satisfy the rider's issue requirements and the rider is still available for sale*. If you purchase the rider under the RightTime option, the rider will be subject to the terms and conditions in effect at the time the rider is issued. Currently, the annual rider fee is 0.10% higher for the SecurePay Pro rider if you exercise the RightTime option to elect the rider than if you elect the rider when you purchase your Contract. See "PROTECTED LIFETIME INCOME BENEFITS."

What Annuity Options are available?

We apply the Annuity Value to an Annuity Option on the Annuity Date, unless you choose to receive that amount in a lump sum. Annuity Options include: payments for a certain period and life income with or without payments for a certain period. Annuity Options are available on either a fixed or variable payment basis. (See "ANNUITY PAYMENTS.")

Is the Contract available for qualified retirement plans?

You may purchase the Contract for use within certain qualified retirement plans or arrangements that receive favorable tax treatment, such as individual retirement accounts and individual retirement annuities (IRAs), and pension and profit sharing plans (including H.R. 10 Plans). Many of these qualified plans, including IRAs, provide the same type of tax deferral as provided by the Contract. The Contract, however, provides a number of benefits and features not provided by such retirement plans or arrangements alone. There are costs and expenses under the Contract related to these benefits and features. You should consult a qualified tax or financial adviser for information specific to your circumstances to determine whether the use of the Contract within a qualified retirement plan is an appropriate investment for you. (See "DESCRIPTION OF THE CONTRACT, The Contract," and "FEDERAL TAX MATTERS, Qualified Retirement Plans.")

Where may I find financial information about the Sub-Accounts?

You may find financial information about the Sub-Accounts in Appendix D to this Prospectus and in the Statement of Additional Information.

Can Advisory Fees be paid from the Contract Value?

~~If you have purchased this Contract through a~~ The fee that your Financial Intermediary ~~who manages your~~ charges you for the management of the Contract Value ~~for a fee ("Advisory Fee"), that Advisory Fee~~ ("Advisory Fee") is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses for the Contract that are described in this ~~prospectus.~~ prospectus (although some Financial Intermediaries may choose not to charge you an Advisory Fee). Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments ("Advisory Fee Authorization"). The deduction of the Advisory Fee will reduce your Contract ~~Value, but~~ Value and, as a result, also may reduce the death benefits under your Contract and the potential for increases in the SecurePay Pro rider benefits. We will not ~~reduce~~ treat Advisory Fees paid from your Contract as taxable withdrawals for income tax reporting purposes if certain conditions are met. See "Description of the ~~value~~ Contract – Surrenders and Withdrawals – Payment of ~~any optional benefit~~ Advisory Fees" for more information on the applicable conditions. Regardless of whether we tax report Advisory Fees from your Contract, federal and/or state taxing authorities could determine that such Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you ~~have purchased.~~ attained age 59½. You should consult with your tax adviser regarding the tax treatment of Advisory Fees deducted from your Contract Value. (See "DESCRIPTION OF THE CONTRACT, *Payment of Advisory Fees"* and "FEDERAL TAX MATTERS.")

Other contracts

We issue other types of annuity contracts and insurance policies that also invest in the same Funds in which your Contract invests. These other types of contracts and policies may have different charges that could affect the value of their sub-accounts and may offer different benefits than the Contract. To obtain more information about these other contracts and policies, you may contact our Administrative Office in writing or by telephone.

Federal Tax Status

Generally all earnings on the investments underlying the Contract are tax-deferred until withdrawn or until annuity income payments begin. A distribution from a non-Qualified Contract, which includes a surrender or withdrawal or payment of a death benefit, will generally result in taxable income if there has been an increase in the Contract Value. In the case of a Qualified Contract, a distribution generally will result in taxable income even if there has not been an increase in the Contract Value. In certain circumstances, a 10% penalty tax may also apply to distributions from non-Qualified as well as Qualified Contracts. All amounts includable in income with respect to the Contract are taxed as ordinary income; no amounts are taxed at the special lower rates applicable to long term capital gains and corporate dividends. (See "FEDERAL TAX MATTERS.")

THE COMPANY, VARIABLE ACCOUNT AND FUNDS

Protective Life and Annuity Insurance Company

The Contracts are issued by Protective Life and Annuity Insurance Company (formerly American Foundation Life Insurance Company), a wholly owned subsidiary of Protective Life Insurance Company, which is the principal operating subsidiary of Protective Life Corporation ("PLC"), a U.S. insurance holding company and subsidiary of the Dai-ichi Life Insurance Company, Limited ("Dai-ichi"). Dai-ichi's stock is traded on the Tokyo Stock Exchange. As of December 31, 2019, PLC had total assets of approximately $121.1 billion. Protective Life and Annuity Insurance Company ("Protective Life") was organized as an Alabama company in 1978. Protective Life is authorized to transact business as an insurance company or a reinsurance company in 47 states (including New York) and Washington D.C. and offers a variety of individual life, individual and group annuity insurance products. The Company's statutory assets for fiscal year ending in 2019 were approximately $6.0 billion.

The assets of Protective Life's general account support its insurance and annuity obligations and are subject to its general liabilities from business operations and to claims by its creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits or the SecurePay ~~Pro~~ rider), are paid from Protective Life's general account, any amounts that Protective Life may pay under the Contract in excess of Variable Account value are subject to its financial strength and claims-paying ability. It is important to note that there is no guarantee that Protective Life will always be able to meet its claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider Protective Life's financial strength and claims paying ability to meet its obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

Variable Annuity Account A of Protective Life

The Variable Annuity Account A of Protective Life, also called the Variable Account, is a separate investment account of Protective Life. The Variable Account was established under Alabama law by the Board of Directors of Protective Life on December 1, 1997. The Variable Account is registered with the Securities and Exchange Commission (the "SEC") as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"), and meets the definition of a separate account under federal securities laws.

Protective Life owns the assets of the Variable Account. These assets are held separate from other assets and are not part of Protective Life's general account. You assume all of the investment risk for Purchase Payments and Contract Value allocated to the Sub-Accounts. Your Contract Value in the Sub-Accounts is part of the assets of the Variable Account. The portion of the assets of the Variable Account equal to the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account will not be charged with liabilities that arise from any other business Protective Life conducts. Protective Life may transfer to its general account any assets which exceed the reserves and other contract liabilities (which is equal to Contract Value) of the Variable Account. Protective Life may accumulate in the Variable Account the charge for mortality and expense risks and investment results applicable to those assets that are in excess of the net assets supporting the contracts. The income, gains and losses, both realized and unrealized, from the assets of the Variable Account are credited to or charged against the Variable Account without regard to any other income, gains or losses of Protective Life. The obligations under the Contracts are obligations of Protective Life.

~~If you select the SecurePay Pro rider your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")~~

Administration

Pursuant to an agreement with Protective Life, Protective Life Insurance Company performs the Contract administration at its Administrative Office at 2801 Highway 280 South, Birmingham, Alabama 35223. Contract administration includes processing applications for the Contracts and subsequent Owner requests; processing Purchase Payments, transfers, surrenders and death benefit claims as well as performing record maintenance and disbursing annuity income payments.

The Funds

The assets of each Sub-Account are invested solely in a corresponding Fund. Each Fund is an investment portfolio of one of the investment companies listed below.

If you select the SecurePay rider your options for allocating Purchase Payments and Contract Value will be restricted. You must allocate your Purchase Payments and Contract Value in accordance with our Allocation Guidelines and Restrictions. In general, the required allocations under these guidelines focus on conservative, high quality bond funds, combine bond funds and growth stock funds, or emphasize growth stock funds while including a significant weighting of bond funds with a goal of seeking to provide income and/or capital appreciation while avoiding excessive risk. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

Fund	Fund Manager/ Investment Adviser	Subadvisor(s)
AIM Variable Insurance Funds (Invesco Variable Insurance Funds)	Invesco Advisers, Inc.	
American Funds Insurance Series	Capital Research and Management Company	
Clayton Street Trust	Janus Capital Management LLC	
DFA Investment Dimensions Group Inc.	DFA Investment Dimensions Group Inc.	
Fidelity Variable Insurance Products	Fidelity Management and Research Company	FMR Co., Inc. Strategic Advisors, Inc. Fidelity Investments Money Management, Inc.
Franklin Templeton Variable Insurance Products Trust	Franklin Advisers, Inc. (Franklin Flex Cap Growth VIP Fund, Franklin Income VIP Fund, Franklin Mutual Global Discovery VIP Fund, Franklin Small-Mid Cap Growth VIP Fund, Franklin Strategic Income VIP Fund, Franklin U.S. Government Securities VIP Fund and the Templeton Global Bond VIP Fund) Franklin Advisory Services, LLC (Franklin Rising Dividends VIP Fund and the Franklin Small Cap Value VIP Fund) Franklin Mutual Advisers, LLC(Franklin Mutual Global Discovery VIP Fund, Franklin Mutual Shares VIP Fund and Franklin Strategic Income VIP Fund) Templeton Investment Counsel, LLC(Templeton Foreign VIP Fund) Templeton Global Advisors Limited (Templeton Growth VIP Fund) Templeton Asset Management Ltd. (Templeton Developing Markets VIP Fund)	
Goldman Sachs Variable Insurance Trust	Goldman Sachs Asset Management L.P.	

Parties to the Contract

Owner

The Owner is the person or persons who own the Contract and is entitled to exercise all rights and privileges provided in the Contract. Two persons may own the Contract together. In the case of two Owners, provisions relating to action by the Owner means both Owners acting together. Protective Life may accept instructions from one Owner on behalf of all Owners via the internet and only to transfer Contract Value among and/or between Sub-Accounts. Protective Life will only issue a Contract prior to each Owner's 86th birthday. Individuals as well as nonnatural persons, such as corporations or trusts, may be Owners. In the case of Owners who are nonnatural persons, age restrictions apply to the Annuitant.

The Owner of this Contract may be changed by Written Notice provided:

1. each new Owner's 86th birthday is after the Issue Date; and

2. each new Owner's 95th birthday is on or after the Annuity Date.

For a period of 1 year after any change of ownership involving a natural person, the death benefit will equal the Contract ~~Value.~~ Value regardless of whether the Return of Purchase Payments Death Benefit has been selected. Naming a nonnatural person as an Owner or changing the Owner may result in a tax liability. (See "TAXATION OF ANNUITIES IN GENERAL.") If you select the SecurePay ~~Pro~~ rider, changing and/or adding Owners may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Beneficiary

The Beneficiary is the person or persons who may receive the benefits of this Contract upon the death of the Owner.

> Primary — The Primary Beneficiary is the surviving Owner, if any. If there is no surviving Owner, the Primary Beneficiary is the person or persons designated by the Owner and named in our records.

> Contingent — The Contingent Beneficiary is the person or persons designated by the Owner and named in our records to be Beneficiary if the Primary Beneficiary is not living at the time of the Owner's death.

If no Beneficiary designation is in effect or if no Beneficiary is living at the time of the Owner's death, the Beneficiary will be the estate of the deceased Owner. If any Owner dies on or after the Annuity Date, the Beneficiary will become the new Owner.

Unless designated irrevocably, the Owner may change the Beneficiary by Written Notice prior to the death of any Owner. An irrevocable Beneficiary is one whose written consent is needed before the Owner can change the Beneficiary designation or exercise certain other rights. In the case of certain Qualified Contracts, Treasury Department regulations prescribe certain limitations on the designation of a Beneficiary. If you select the SecurePay ~~Pro~~ rider, changing and/or adding Beneficiaries may result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Annuitant

The Annuitant is the person or persons on whose life annuity income payments may be based. The first Owner shown on the application for the Contract is the Annuitant unless the Owner designates another person as the Annuitant. The Contract must be issued prior to the Annuitant's 86th birthday. If the Annuitant is not an Owner and dies prior to the Annuity Date, the Owner will become the new Annuitant unless the Owner designates otherwise. However, if the Owner is a nonnatural person, the death of the Annuitant will be treated as the death of the Owner.

The Owner may change the Annuitant by Written Notice prior to the Annuity Date. However, if any Owner is not a natural person, then the Annuitant may not be changed. The new Annuitant's 95th birthday must be on or after the Annuity Date in effect when the change of Annuitant is requested. If you select the SecurePay ~~Pro~~ rider, changing the Annuitant will result in termination of the rider. (See "PROTECTED LIFETIME INCOME BENEFITS.")

Payee

The Payee is the person or persons designated by the Owner to receive the annuity income payments under the Contract. The Annuitant is the Payee unless the Owner designates another party as the Payee. The Owner may change the Payee at any time.

Issuance of a Contract

To purchase a Contract, you must submit certain application information and an initial Purchase Payment to Protective Life through a licensed representative of Protective Life. Any such licensed representative must also be a registered representative of a broker/dealer having a distribution agreement with Investment Distributors, Inc. Protective Life reserves the right to accept or decline a request to issue a Contract, for any reason permitted or required by law. Contracts may be sold to or in connection with retirement plans which do not qualify for special tax treatment as well as retirement plans that qualify for special tax treatment under the Code.

If the necessary application information for a Contract accompanies the initial Purchase Payment, we will allocate the initial Purchase Payment (less any applicable premium tax) to the Investment Options as you direct on the appropriate form within two business days of receiving such Purchase Payment at the Administrative Office at the Accumulation Unit Value next determined for the portion of the Purchase Payment allocated to the Sub-Account. If we do not receive the necessary application information, Protective Life will retain the Purchase Payment for up to five business days while it attempts to complete the information. If the necessary application information is not complete after five business days, Protective Life will inform the applicant of the reason for the delay and return the initial Purchase Payment immediately unless the applicant specifically consents to Protective Life retaining it until the information is complete. Once the information is complete, we will allocate the initial Purchase Payment to the appropriate Investment Options within two business days. You may transmit information necessary to complete an application to Protective Life by telephone, facsimile, or electronic media.

Purchase Payments

We will only accept Purchase Payments before the earlier of the oldest Owner's and Annuitant's 86th birthday. No Purchase Payment will be accepted within 3 years of the Annuity Date then in effect. The minimum initial Purchase Payment is $5,000. The minimum subsequent Purchase Payment is $100 or $50 if made by electronic funds transfer. We reserve the right not to accept any Purchase Payment in our sole discretion. Under certain circumstances, we may be required by law to reject a Purchase Payment.

If you select the SecurePay ~~Pro~~ rider, you cannot make any Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever is first. (See "THE SECUREPAY ~~PRO~~ RIDER.")

Purchase Payments are payable at our Administrative Office. You may make them by check payable to Protective Life and Annuity Insurance Company or by any other method we deem acceptable. We will process Purchase Payments as of the end of the Valuation Period during which we receive your payment and a completed transaction service form at our Administrative Office at the Accumulation Unit Value next determined for the portion of the Purchase Payment allocated to the Sub-Account. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any Purchase Payment received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

The maximum aggregate Purchase Payment(s) that can be made without prior Administrative Office approval is currently $1,000,000.

We reserve the right to change the maximum aggregate Purchase Payment(s) that we will accept at any time, and to condition acceptance of Purchase Payments over any established maximum amount upon prior approval by our Administrative Office and to impose conditions upon the acceptance of aggregate Purchase Payments greater than the established maximum, such as limiting the death benefit options that are available under your Contract. We also reserve the right to limit, suspend, or reject any and all Purchase Payments at any time. We would suspend, reject, and/or place limitations on the acceptance of initial and/or subsequent Purchase Payments in order to limit our exposure to the risks associated with offering the Contracts or riders under the Contracts. We also reserve the right to limit the Investment Options to which you may direct Purchase Payments for the same reasons, because changes in our arrangements with a Fund, or the investment manager or distributor of a Fund, or because a Fund has or will become unavailable for purchase under the Contracts. We will give written notice at least five (5) days before any changes regarding Purchase Payment limitations, or the allocation of Purchase Payments go into effect unless otherwise required to do so earlier by law or order of a government authority with appropriate jurisdiction.

If we exercise our right to suspend, reject, and/or place limitations on the acceptance and/or allocation of subsequent Purchase Payments, you may be unable to, or limited in your ability to, increase your Contract Value through subsequent Purchase ~~Payments.~~ Payments and therefore may limit increases in the Return of Purchase Payments Death Benefit and the values of the SecurePay Rider. This could also prevent you from making future contributions to a Qualified Contract, including periodic contributions to an employer-sponsored retirement plan or an IRA. (See "QUALIFIED RETIREMENT PLANS."). The Company restricts Purchase Payments in connection with the SecurePay Rider. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME

BENEFITS.") *Before you purchase this Contract and determine the amount of your initial Purchase Payment, you should consider the fact that we may suspend, reject, or limit subsequent Purchase Payments at some point in the future. You should consult with your sales representative prior to purchase.*

Under the current automatic purchase payment plan, you may select a monthly or quarterly payment schedule pursuant to which Purchase Payments will be automatically deducted from a bank account. We currently accept automatic Purchase Payments on the 1st through the 28th day of each month. Each automatic Purchase Payment must be at least $50. You may not allocate payments made through the automatic purchase payment plan to any DCA Account. You may not elect the automatic purchase payment plan and the automatic withdrawal plan simultaneously. (See "Surrenders and Withdrawals".) If you purchase the SecurePay ~~Pro~~ rider, the automatic purchase payment plan will terminate two years after the Rider Issue Date. Upon receipt of Due Proof of Death of the Owner, the Company will terminate deductions under the automatic purchase payment plan.

We do not always receive your Purchase Payment or your application on the day you send it or give it to your sales representative. In some circumstances, such as when you purchase a Contract in exchange for an existing annuity contract from another company, we may not receive your Purchase Payment from the other company for a substantial period of time after you sign the application and send it to us.

Right to Cancel

You have the right to return the Contract within 10 days after you receive it by returning it, along with a written cancellation request, to our Administrative Office or the sales representative who sold it. Return of the Contract by mail is effective on being post-marked, properly addressed and postage pre-paid. We will treat the returned Contract as if it had never been issued. Protective Life will refund the Contract Value plus any fees deducted from either Purchase Payments or Contract Value. This amount may be more or less than the aggregate amount of your Purchase Payments up to that time.

For individual retirement annuities, we reserve the right to allocate all or a portion of your initial Purchase Payment (and any subsequent Purchase Payment made during the right-to-cancel period) that you allocated to the Sub-Accounts to the Invesco Oppenheimer V.I. Government Money Fund Sub-Account until the expiration of the right-to-cancel period. When we allocate your initial Purchase Payment (and any subsequent Purchase Payments) to the Invesco Oppenheimer V. I. Government Money Fund Sub-Account for the right-to-cancel period, we will refund the greater of the Contract Value without any deductions for fees or charges or the Purchase Payment. Thereafter, we will allocate all Purchase Payments according to your allocation instructions then in effect.

Allocation of Purchase Payments

Owners must indicate in the application how their initial and subsequent Purchase Payments are to be allocated among the Investment Options. If your allocation instructions are indicated by percentages, whole percentages must be used.

Owners may change allocation instructions by Written Notice at any time. Owners may also change instructions by telephone, facsimile, automated telephone system or via the Internet at www.protective.com ("non-written instructions"). For non-written instructions regarding allocations, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason.

If you select the SecurePay ~~Pro~~ rider, your options for allocating Purchase Payments will be restricted. You must allocate your Purchase Payments (and Contract Value) in accordance with our Allocation Guidelines and Restrictions. (See "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

Variable Account Value

Sub-Account Value

A Contract's Variable Account value at any time is the sum of the Sub-Account values and therefore reflects the investment experience of the Sub-Accounts to which it is allocated. There is no guaranteed minimum Variable Account value. The Sub-Account value for any Sub-Account as of the Issue Date is equal to the amount of the initial Purchase Payment allocated to that Sub-Account. On subsequent Valuation Dates prior to the Annuity Date, the Sub-Account value is equal to that part of any Purchase Payment allocated to the Sub-Account and any Contract Value transferred to the Sub-Account, adjusted by income, dividends, net capital gains or losses (realized or unrealized), decreased by withdrawals (including any applicable premium tax), Contract Value transferred out of the Sub-Account and fees deducted from the Sub-Account.

The Sub-Account value for a Contract may be determined on any day by multiplying the number of Accumulation Units attributable to the Contract in that Sub-Account by the Accumulation Unit value for the Accumulation Units in that Sub-Account on that day.

Determination of Accumulation Units

Purchase Payments allocated and Contract Value transferred to a Sub-Account are converted into Accumulation Units. An Accumulation Unit is a unit of measure used to calculate the value of a Sub-Account prior to the Annuity Date. We determine the number of Accumulation Units to be credited to a Contract by dividing the dollar amount directed to the Sub-Account by the Accumulation Unit value of the appropriate class of Accumulation Units of that Sub-Account for the Valuation Date as of which the allocation or transfer occurs. Purchase Payments allocated or amounts transferred to a Sub-Account under a Contract increase the number of Accumulation Units of that Sub-Account credited to the Contract. We execute such allocations and transfers as of the end of the Valuation Period in which we receive a Purchase Payment or Written Notice or other instruction requesting a transfer.

Certain events reduce the number of Accumulation Units of a Sub-Account credited to a Contract. The following events result in the cancellation of the appropriate number of Accumulation Units of a Sub-Account:

- surrenders;
- withdrawals;
- automatic withdrawals;
- transfer from a Sub-Account and any applicable transfer fee;
- payment of a death benefit claim;
- application of the Contract Value to an Annuity Option;
- deduction of Advisory Fees; and
- deduction of the monthly death benefit fee, the monthly SecurePay ~~Pro~~ Fee and the annual contract maintenance fee.

Accumulation Units are canceled as of the end of the Valuation Period in which we receive Written Notice of or other instructions regarding the event. The deduction of the <u>advisory fee, the </u>monthly death benefit fee, the monthly SecurePay ~~Pro~~ Fee and the annual contract maintenance fee results in the cancellation of Accumulation Units without notice or instruction. The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

Determination of Accumulation Unit Value

The Accumulation Unit value for each class of Accumulation Units in a Sub-Account at the end of every Valuation Date is the Accumulation Unit value for that class at the end of the previous Valuation Date times the net investment factor.

Net Investment Factor

The net investment factor measures the investment performance of a Sub-Account from one Valuation Period to the next. For each Sub-Account, the net investment factor reflects the investment performance of the Fund in which the Sub-Account invests and the charges assessed against that Sub-Account for a Valuation Period. Each Sub-Account has a net investment factor for each Valuation Period which may be greater or less than one. Therefore, the value of an Accumulation Unit may increase or decrease. The net investment factor for any Sub-Account for any Valuation Period is determined by dividing (1) by (2) and subtracting (3) from the result, where:

1. is the result of:

   a. the net asset value per share of the Fund held in the Sub-Account, determined at the end of the current Valuation Period; plus

   b. the per share amount of any dividend or capital gain distributions made by the Funds held in the Sub-Account, if the "ex-dividend" date occurs during the current Valuation Period.

2. is the net asset value per share of the Fund held in the Sub-Account, determined at the end of the most recent prior Valuation Period.

under the Contracts should be aware that we may not have the contractual authority or the operational capacity to apply the market timing policies and procedures of the Funds, except that, under SEC rules, we are required to: (1) enter into a written agreement with each Fund or its principal underwriter that obligates us to provide to the Fund promptly upon request certain information about the trading activity of individual Owners, and (2) execute instructions from the Fund to restrict or prohibit further purchases or transfers by specific Owners who violate the market timing policies established by the Fund.

Some of the Funds have reserved the right to temporarily or permanently refuse payments or transfer requests from us if, in the judgment of the Fund's investment adviser, the Fund would be unable to invest effectively in accordance with its investment objective or policies, or would otherwise potentially be adversely affected. To the extent permitted by law, we reserve the right to delay or refuse to honor a transfer request, or to reverse a transfer at any time we are unable to purchase or redeem shares of any of the Funds because of the Fund's refusal or restriction on purchases or redemptions. We will notify the Owner(s) of any refusal or restriction on a purchase or redemption by a Fund relating to that Owner's transfer request. Some Funds also may impose redemption fees on short-term trading (i.e., redemptions of mutual Fund shares within a certain number of business days after purchase). We reserve the right to implement, administer, and collect any redemption fees imposed by any of the Funds. You should read the prospectus of each Fund for more information about its ability to refuse or restrict purchases or redemptions of its shares, which may be more or less restrictive than our Market Timing Procedures and those of other Funds, and to impose redemption fees.

We apply our Market Timing Procedures consistently to all Owners without special arrangement, waiver or exception. We reserve the right to change our Market Timing Procedures at any time without prior notice as we deem necessary or appropriate to better detect and deter potentially harmful frequent transfer activity, to comply with state or federal regulatory requirements, or both. We may change our parameters to monitor for different dollar amounts, number of transfers, time period of the transfers, or any of these.

Owners seeking to engage in frequent transfer activity may employ a variety of strategies to avoid detection. Our ability to detect and deter such transfer activity is limited by operational systems and technological limitations. Furthermore, the identification of Owners determined to be engaged in transfer activity that may adversely affect others involves judgments that are inherently subjective. Accordingly, despite our best efforts, we cannot guarantee that our Market Timing Procedures will detect or deter every potential market timer. In addition, because other insurance companies, retirement plans, or both may invest in the Funds, we cannot guarantee that the Funds will not suffer harm from frequent transfer activity in contracts or policies issued by other insurance companies or by retirement plan participants.

Dollar Cost Averaging

Before the Annuity Date, you may instruct us by Written Notice to transfer automatically, on a monthly basis, amounts from a DCA Account or the Fixed Account to any Sub-Account of the Variable Account. This is known as the "dollar-cost averaging" ("DCA") method of investment. By transferring equal amounts of Contract Value on a regularly scheduled basis, as opposed to allocating a larger amount at one particular time, an Owner may be less susceptible to the impact of market fluctuations in the value of Sub-Account Accumulation Units. Protective Life, however, makes no guarantee that the dollar cost averaging method will result in a profit or protection against loss.

DCA transfers are made monthly; you may choose to make the transfers on the 1st through the 28th day of each month. Dollar cost averaging transfers cease upon our receipt of Due Proof of Death of the Owner at our Administrative Office. Any remaining balance designated for DCA transfers will be automatically transferred to the Sub-Accounts according to the Owner's current dollar cost averaging instructions.

There is no charge for dollar cost averaging. Automatic transfers made to facilitate dollar cost averaging will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to restrict the Sub-Accounts into which you may make DCA transfers or discontinue dollar cost averaging upon written notice to the Owner at any time for any reason.

In states where, upon cancellation during the right-to-cancel period, we are required to return your Purchase Payment, we reserve the right to delay commencement of dollar cost averaging transfers until the expiration of the right-to-cancel period.

If you select the SecurePay ~~Pro~~ rider, you may allocate your Purchase Payments to a DCA ~~Account only; your Account. Your~~ dollar-cost averaging transfers from ~~these Accounts~~ the DCA Account must be allocated, however, in accordance with our Allocation Guidelines and Restrictions. You may not allocate Purchase Payments to the Fixed

Account if you select the SecurePay ~~Pro~~ rider. (See ~~"Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")~~"ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS.")

Transfers from the DCA Accounts. If you allocate a Purchase Payment to one of the DCA Accounts, you must include instructions regarding the day of the month on which the transfers should be made, the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated. Currently, you may establish monthly transfers of equal amounts of Contract Value from DCA Account 1 monthly for a minimum of three to a maximum of six months and from the DCA Account 2 for a minimum of seven to a maximum of twelve months

From time to time, we may offer different maximum periods for dollar cost averaging amounts from a DCA Account. At times, the Company may credit a higher annual rate of interest to the balance held in DCA Account 2 than the balance held in DCA Account 1. Dollar cost averaging transfers will be made monthly. The periodic amount transferred from a DCA Account will be equal to the Purchase Payment allocated to the DCA Account divided by the number of dollar cost averaging transfers to be made.

The interest rates on the DCA Accounts apply to the declining balance in the account. Therefore the amount of interest actually paid with respect to a Purchase Payment allocated to the DCA Account will be substantially less than the amount that would have been paid if the full Purchase Payment remained in the DCA Account for the full period. Interest credited will be transferred from the DCA Account after the last dollar cost averaging transfer.

We will process dollar cost averaging transfers until the earlier of the following: (1) the DCA Account Value equals $0, or (2) the Owner instructs us by Written Notice to cancel the automatic transfers. If you terminate transfers from a DCA Account before the amount remaining in that account is $0, we will immediately transfer any amount remaining in that DCA Account according to your instructions. If you do not provide instructions, we will transfer the remaining amount to the Sub-Accounts according to your dollar cost averaging allocation instruction in effect at that time.

Transfers from the Fixed Account. You may also establish dollar-cost averaging transfers from the Fixed Account. The minimum period for dollar cost averaging transfers from the Fixed Account is twelve months; there is no maximum transfer period. If you wish to establish dollar-cost averaging transfers from the Fixed Account, you must include instructions regarding the day of the month on which the transfers should be made, the amount of the transfers (you must transfer the same amount each time), the period during which the dollar cost averaging transfers should occur, and the Sub-Accounts into which the transferred funds should be allocated.

Portfolio Rebalancing

Before the Annuity Date, you may instruct Protective Life by Written Notice to periodically transfer your Variable Account value among specified Sub-Accounts to achieve a particular percentage allocation of Variable Account value among such Sub-Accounts ("portfolio rebalancing"). The portfolio rebalancing percentages must be in whole numbers and must allocate amounts only among the Sub-Accounts. Unless you instruct otherwise, portfolio rebalancing is based on your Purchase Payment allocation instructions in effect with respect to the Sub-Accounts at the time of each rebalancing transfer. We deem portfolio rebalancing instructions from you that differ from your current Purchase Payment allocation instructions to be a request to change your Purchase Payment allocation.

You may elect portfolio rebalancing to occur on the 1st through the 28th day of a month on either a quarterly, semi-annual or annual basis. If you do not select a day, transfers will occur on the same day of the month as your Contract Anniversary, or on the 28th day of the month if your Contract Anniversary occurs on the 29th, 30th or 31st day of the month. You may change or terminate portfolio rebalancing by Written Notice, or by other non-written communication methods acceptable for transfer requests. Portfolio rebalancing ceases when we receive Due Proof of Death of the Owner at our Administrative Office. The Contract Value will remain in the Investment Options as of the date we receive Due Proof of Death of the Owner. A surviving spouse who elects to continue the Contract and become the new Owner, or any Beneficiary who elects to receive payment of the Death Benefit over their lifetime or within 5 years of the Owner's death, may provide us with new Contract allocation instructions. See "DEATH BENEFIT – Payment of the Death Benefit."

There is no charge for portfolio rebalancing. Automatic transfers made to facilitate portfolio rebalancing will not count toward the 12 transfers permitted each Contract Year if we elect to limit transfers, or the designated number of free transfers in any Contract Year if we elect to charge for transfers in excess of that number in any Contract Year. We reserve the right to discontinue portfolio rebalancing upon written notice to the Owner at any time for any reason.

Surrenders and Withdrawals

At any time before the Annuity Date, you may request a surrender of or withdrawal from your Contract. Federal and state income taxes may apply to surrenders and withdrawals (including withdrawals made under the SecurePay ~~Pro~~ rider), and a 10% federal penalty tax may apply if the surrender or withdrawal occurs before the Owner reaches age 59½. (See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders.") A surrender value may be available under certain Annuity Options. (See "Annuitization.") In accordance with SEC regulations, surrenders and withdrawals are payable within 7 calendar days of our receiving your request in "good order" at our Administrative Office. (See "Suspension or Delay in Payments.") A transaction request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office.

Surrenders

At any time before the Annuity Date, you may request a surrender of your Contract for its surrender value either by Written Notice or by facsimile. Surrenders requested by facsimile are subject to limitations. Currently, we accept requests by facsimile for surrenders of Contracts that have a Contract Value of $50,000 or less. For Contracts that have a Contract Value greater than $50,000, we will only accept surrender requests by Written Notice. We may eliminate your ability to request a surrender by facsimile or change the requirements for your ability to request a surrender by facsimile for any Contract or class of Contracts at any time without prior notice. We will pay you the surrender value in a lump sum.

Withdrawals

At any time before the Annuity Date, you may request a withdrawal of your Contract Value provided the Contract Value remaining after the withdrawal is at least $5,000. ~~If you request~~ We will treat a request for withdrawal that ~~would reduce~~ reduces your Contract Value below $5,000 or ~~request~~ a request for withdrawal while your Contract Value is below $5,000, as a request to surrender your Contract. If you make such a request, we will ~~consider~~ first attempt to contact you to confirm your instruction to surrender the Contract before we process the request and pay you the surrender value in a lump sum. If we are unable to ~~be not~~ contact you within five days of our receipt of your request in Good Order, we will ~~notify you that we will not~~ process your request ~~and~~ as a request ~~further instructions from you. However, we will~~ for surrender. We will, however, process deductions from your Contract Value to pay Advisory Fees pursuant to a valid Advisory Fee Authorization, even if they reduce your Contract Value below $5,000 or are deducted while your Contract Value is below ~~$5,000.~~ $5,000. We do not treat such deductions to pay Advisory Fees as a request to surrender the Contract.

You may request a withdrawal by Written Notice or by facsimile. If we have received your completed telephone withdrawal authorization form, you also may request a withdrawal by telephone. Withdrawals requested by telephone or facsimile are subject to limitations. Currently we accept requests for withdrawals by telephone or by facsimile for amounts not exceeding 25% of Contract Value, up to a maximum of $50,000. For withdrawals exceeding 25% of the Contract Value and/or $50,000 we will only accept withdrawal requests by Written Notice. We may eliminate your ability to make withdrawals by telephone or facsimile or change the requirements for your ability to make withdrawals by telephone or facsimile for any Contract or class of Contracts at any time without prior notice.

You may specify the amount of the withdrawal to be made from any Investment Option. If you do not so specify, or if the amount in the designated Investment Option(s) is inadequate to comply with the request, the withdrawal will be made from each Investment Option based on the proportion that the value of each Investment Option bears to the total Contract Value.

Signature Guarantees

Signature guarantees are required for withdrawals or surrenders of $50,000 or more.

Signature guarantees are relied upon as a means of preventing the perpetuation of fraud in financial transactions, including the disbursement of funds or assets from a victim's account with a financial institution or a provider of financial services. They provide protection to investors by, for example, making it more difficult for a person to take another person's money by forging a signature on a written request for the disbursement of funds.

An investor can obtain a signature guarantee from more than 7,000 financial institutions across the United States and Canada that participate in a Medallion signature guarantee program. The best source of a signature guarantee is a bank, savings and loan association, brokerage firm, or credit union with which you do business. Guarantor firms may, but frequently do not, charge a fee for their services.

A notary public cannot provide a signature guarantee. Notarization will not substitute for a signature guarantee.

Surrender Value

The surrender value of any surrender or withdrawal request is equal to the Contract Value surrendered or withdrawn minus any applicable contract maintenance fee and premium tax. We will determine the surrender value as of the end of the Valuation Period during which we receive your request in "good order" at our Administrative Office. A transaction request will be deemed in "good order" if the transaction service form is fully and accurately completed and signed by the Owner(s) and received by us at our Administrative Office. Valuation Periods end at the close of regular trading on the New York Stock Exchange. We will process any request received at our Administrative Office after the end of the Valuation Period on the next Valuation Date.

~~The amount we will pay~~ If you ~~if you~~ request a ~~withdrawal~~ withdrawal, the amount you will receive depends on whether you request a ~~"gross"~~ "gross" withdrawal or a ~~"net"~~ "net" withdrawal. ~~For~~ If you request a ~~"gross"~~ "net" withdrawal, ~~this amount is equal to~~ you will receive the ~~Contract Value withdrawn minus~~ exact amount you requested although any applicable premium ~~tax. For~~ taxes will be withdrawn from the Contract Value in excess of your requested net withdrawal amount. If you request a ~~"net"~~ "gross" withdrawal, ~~this~~ you will receive an amount ~~is~~ equal to the Contract Value ~~withdrawn.~~ withdrawn minus any applicable premium tax.

Cancellation of Accumulation Units

Surrenders and withdrawals will result in the cancellation of Accumulation Units from each applicable Sub-Account(s) and/or in a reduction of the Guaranteed Account value.

Surrender and Withdrawal Restrictions

The Owner's right to make surrenders and withdrawals is subject to any restrictions imposed by applicable law or employee benefit plan.

In the case of certain Qualified Plans, federal tax law imposes restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made.

Automatic Withdrawals

Currently, we offer an automatic withdrawal plan. This plan allows you to pre-authorize periodic withdrawals before the Annuity Date. You may elect to participate in this plan at the time of application or at a later date by properly completing an election form. Payments to you under this plan will only be made by electronic fund transfer. To participate in the plan you must have:

1. made an initial Purchase Payment of at least $5,000; or
2. a Contract Value as of the previous Contract Anniversary of at least $5,000.

The automatic withdrawal plan and the automatic purchase payment plan may not be elected simultaneously. (See "Purchase Payments.") There may be federal and state income tax consequences to automatic withdrawals from the Contract, including the possible imposition of a 10% federal penalty tax if the withdrawal occurs before the Owner reaches age 59½. You should consult your tax adviser before participating in any withdrawal program. (See "Taxation of Surrenders and Withdrawals.")

When you elect the automatic withdrawal plan, you will instruct Protective Life to withdraw a level dollar amount from the Contract on a monthly or quarterly basis. Automatic withdrawals may be made on the 1st through the 28th day of each month. The amount requested must be at least $100 per withdrawal. We will process withdrawals for the designated amount until you instruct us otherwise. Automatic withdrawals will be taken pro-rata from the Investment Options in proportion to the value each Investment Option bears to the total Contract Value. We will pay you the amount requested each month or quarter as applicable and cancel the applicable Accumulation Units.

If any automatic withdrawal transaction would result in a Contract Value of less than $5,000 after the withdrawal, the transaction will not be completed and the automatic withdrawal plan will terminate. Once automatic withdrawals have terminated due to insufficient Contract Value, they will not be automatically reinstated in the event that your Contract Value should reach $5,000 again. The automatic withdrawal plan may be discontinued by the Owner by Written Notice at any time for any reason. Upon receipt of Due Proof of Death of an Owner at our Administrative Office, we will terminate the automatic withdrawal plan.

There is no charge for the automatic withdrawal plan. We reserve the right to discontinue the automatic withdrawal plan upon written notice to you. If you select the SecurePay ~~Pro~~ rider under your Contract, any automatic withdrawal plan in effect will terminate on the Benefit Election Date.

Note: If you purchase the SecurePay ~~Pro~~ rider, however, you should consider whether to elect an automatic withdrawal plan, keeping in mind that any withdrawals taken before the Benefit Election Date will proportionately reduce the rider's Benefit Base, which is used to determine the amount of the SecurePay ~~Pro~~ withdrawals available to you, in the same proportion that each withdrawal reduces the Contract Value on the date of the withdrawal. Automatic withdrawals will ultimately reduce the value of the SecurePay ~~Pro~~ withdrawals available to you. See "PROTECTED LIFETIME INCOME BENEFITS ('SECUREPAY ~~PRO~~ RIDER') – Calculating the Benefit Base before the Benefit Election Date."

Payment of Advisory Fees

You purchased this Contract through a Financial Intermediary that manages your Contract Value for a fee ("Advisory Fee"). The Advisory Fee for this service is covered in a separate agreement between you and the Financial Intermediary, and is in addition to the fees and expenses described in this Prospectus. Subject to certain restrictions, you may elect to have the Advisory Fee paid out of your Contract Value. In order to do so, you will need to fill out an instruction or form authorizing these payments (an "Advisory Fee Authorization").

Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. In that regard, the IRS has issued multiple private letter rulings (PLRs) concluding that similar advisory fees paid from qualified annuity contracts (such as IRAs) do not result in taxable distributions from such contracts. More recently, between August 2019 and March 2020, the IRS issued 20 PLRs reaching the same conclusion with respect to similar advisory fees paid from non-qualified annuity contracts. PLRs generally can be relied upon only by the taxpayers who obtained them. Protective Life has not obtained such a PLR as of the date of this prospectus, but plans to do so in the future. In any event, Protective Life will follow the conclusions reached in those PLRs, provided that the requirements of those PLRs are met. To meet those requirements, you and your investment adviser must provide a written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your adviser. The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your adviser only for investment advice provided to you with respect to the Contract and not for any other services. During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the Owner, may not pay such Advisory Fees directly to the adviser. The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and to Advisory Fees accrued but not yet paid. Because the only IRS guidance addressing the treatment of advisory fees paid from your Contract are PLRs rather than more precedential guidance, the federal income tax treatment of Advisory Fees paid from your Contract Value remains somewhat uncertain. Regardless of how Protective Life treats the payment of such Advisory Fees for tax reporting purposes, federal and/or state taxing authorities could determine that the Advisory Fees should be treated as taxable withdrawals from your Contract, in which case the amount of the Advisory Fees deducted from your Contract Value could be included in your gross income for state and federal income tax purposes and a 10% additional tax could apply if the Advisory Fees were deducted from your Contract Value before you attained age 59½. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your ContractValue and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See "FEDERAL TAX MATTERS" and "ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.")

The deduction of the Advisory Fee will reduce your Contract Value, but will not be treated as a withdrawal and will not reduce the value of your Benefit Base or adjusted aggregate Purchase Payments for the Return of Purchase Payments Death Benefit. However, because such deduction will reduce the Contract Value, the death benefits under the Contract may also be reduced, perhaps significantly. Ongoing deductions will also not count as withdrawals under the SecurePay rider, however, they will reduce the Contract Value and therefore may limit the potential for increasing the rider's Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

Maximum Permitted Advisory Fee Paid from Contract Value. If you elect to have the Advisory Fee paid out of your Contract Value, we will deduct the amount of the Fee pro-rata from the Investment Options (*i.e.*, in the same proportion that each Investment Option has to Contract Value). The deduction of the Advisory Fee will reduce your Contract Value, but will not reduce the value of any optional benefit you have purchased. The maximum Advisory Fee permitted to be deducted from your Contract Value is 1.5%. If you have selected the SecurePay ~~Pro~~ rider (at issue or under RightTime) or the Return of Purchase Payments Death Benefit the maximum Advisory Fee permitted to be deducted from your Contract Value is 1.0%.

Generally, we will not treat the Advisory Fee paid from your Contract Value as a taxable withdrawal if certain conditions are met. However, the federal income tax treatment of Advisory Fees paid from your Contract Value is uncertain. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you. (See "FEDERAL TAX MATTERS" and "ADVISORY FEES PAID FROM YOUR CONTRACT VALUE.")

If you elect to have the Advisory Fee paid out of your Contract Value, the Advisory Fee will be calculated as a percentage of Contract Value and may be deducted on a monthly, quarterly, or annual basis. Both the Advisory Fee rate and frequency of deduction are based upon the agreement between you and your Financial Intermediary.   The Advisory Fee will be calculated based upon the Contract Value as of the last day of the end of the previous period. If the Advisory Fee is deducted on a period shorter than annual, the annual rate will be applied to the Contract Value and prorated for the number of days in the period. The Advisory Fee may be charged in advance or arrears.

Once you submit the Advisory Fee Authorization to us to pay your Advisory Fee from your Contract Value, we will continue to make such payments unless you or your Financial Intermediary instruct us to terminate such payment. Owners or their Financial Intermediaries may instruct us to terminate this Advisory Fee Authorization by Written Notice at any time. The Advisory Fee Authorization may also be terminated by telephone, [facsimile, facsimile, automated telephone system or via the Internet at www.protective.com] www.protective.com ("non-written instructions"). For non-written instructions regarding allocations, termination of your Advisory Fee Authorization we receive via telephone, facsimile or the internet, we may require a form of personal identification prior to acting on instructions and we will record any telephone voice instructions. If we follow these procedures, we will not be liable for any losses due to unauthorized or fraudulent instructions. We reserve the right to limit or eliminate any of these non-written communication methods for any Contract or class of Contracts at any time for any reason. For any changes to the Advisory Fee, you must submit a new Advisory Fee Authorization.

We generally will not verify that the amount of the Advisory Fee deducted from your Contract Value is the amount called for in your Advisory Fee Authorization, but we will send you a confirmation of the amount deducted, which you should review to verify that the Advisory Fee amount is accurate.

We will verify that the amount of the Advisory Fee deducted from your Contract is the amount called for in your Advisory Fee Authorization. We will send you a confirmation of the amount deducted, and you should review to verify that the Advisory Fee amount is accurate.

We understand the importance to you of getting advice from a Financial Intermediary regarding your investments in the Contract. We Please note that we have not made any independent investigation assessment of the qualifications of your Financial Intermediary, Intermediary or its financial advisors to provide investment advisory services, nor do we endorse any Financial Intermediaries or their financial advisers or make any representations as to their those qualifications.

THE GUARANTEED ACCOUNT

The Guaranteed Account has not been, and is not required to be, registered with the SEC under the Securities Act of 1933, as amended (the "1933 Act"), and neither these accounts nor the Company's general account have been registered as an investment company under the 1940 Act. Therefore, neither the Guaranteed Account, the Company's general account, nor any interests therein are generally subject to regulation under the 1933 Act or the 1940 Act. The disclosures relating to the Guaranteed Account included in this Prospectus are for the Owner's information. However, such disclosures are subject to certain generally applicable provisions of federal securities law relating to the accuracy and completeness of statements made in prospectuses.

The Guaranteed Account consists of the Fixed Account and the DCA Accounts. We may not always offer the Fixed Account or the DCA Accounts in new Contracts. If we are offering the Fixed Account or any of the DCA Accounts at the time you purchase your Contract, however, those accounts will always be available in your Contract. Please ask your sales representative whether the Fixed Account or any DCA Accounts are available in your Contract.

From time to time and subject to regulatory approval, we may offer Fixed Accounts or DCA Accounts with different interest guaranteed periods. We, in our sole discretion, establish the interest rates for each account in the Guaranteed Account. We will not declare a rate that yields values less than those required by the state in which the Contract is delivered. You bear the risk that we will not declare a rate that is higher than the minimum rate. rate. Because these rates vary from time to time, allocations made to the same account within the Guaranteed Account at different times may earn interest at different rates. The guaranteed minimum interest rate is set forth in the specifications pages to the policy form for each Contract and is subject to change every year on May 1st. Therefore, the subject sentence has been modified to read as follows, "The guaranteed minimum interest for each account in the Guaranteed Account is currently 1%. However, the guaranteed minimum interest is reset annually on May 1st of every year for new Contracts we issue on or after May 1st. If you previously submitted an application but your Contract has not been issued by May 1st, then the guaranteed minimum interest may not be what is disclosed here. The current interest rate for each account in the Guaranteed Account under your Contract is available ~~on our website (www.protective.com)~~ to you through your myprotective.com account or by calling toll-free ~~1-800-456-6330.~~1-800-456-6330."

Our General Account

The Guaranteed Account is part of our general account. Unlike Purchase Payments and Contract Value allocated to the Variable Account, we assume the risk of investment gain or loss on amounts held in the Fixed Account and the DCA Accounts.

The assets of our general account support our insurance and annuity obligations and are subject to our general liabilities from business operations and to claims by our creditors. Because amounts allocated to the Fixed Account and the DCA Accounts, plus any guarantees under the Contract that exceed your Contract Value (such as those associated with any enhanced death benefits, the SecurePay ~~Pro~~ rider), are paid from our general account, any amounts that we may pay under the Contract in excess of Variable Account value are subject to our financial strength and claims-paying ability. It is important to note that there is no guarantee that we will always be able to meet our claims-paying obligations, and that there are risks to purchasing any insurance product. For this reason, you should consider our financial strength and claims-paying ability to meet our obligations under the Contract when purchasing a Contract and making investment decisions under the Contract.

We encourage both existing and prospective Owners to read and understand our financial statements. We prepare our financial statements on a statutory basis as required by state regulators.

Our audited financial statements are included in the Statement of Additional Information (which is available at no charge by calling us at 1-800-456-6330 or writing us at the address shown on the cover page of this Prospectus). In addition, the Statement of Additional Information is available on the SEC's website at http://www.sec.gov.

You also will find on our website information on ratings assigned to us by one or more independent rating organizations. These ratings are opinions of our financial capacity to meet the obligations of our insurance and annuity contracts based on our financial strength and/or claims-paying ability.

The Fixed Account

You generally may allocate some or all of your Purchase Payments and may transfer some or all of your Contract Value to the Fixed Account. Amounts allocated or transferred to the Fixed Account earn interest from the date the funds are credited to the account. There are limitations on transfers involving the Fixed Account. Due to this limitation, if you want to transfer all of your Contract Value from the Fixed Account to the Variable Account, it may take several years to do so. You should carefully consider whether the Fixed Account meets your investment needs. (See "Transfers.")

The interest rates we apply to Purchase Payments and transfers into the Fixed Account are guaranteed for one year from the date the Purchase Payment or transfer is credited to the account. When an interest rate guarantee expires, we will set a new interest rate, which may not be the same as the interest rate then in effect for Purchase Payments and transfers allocated to the Fixed Account. The new interest rate is also guaranteed for one year.

If you elect the SecurePay ~~Pro~~ rider, you may not allocate any portion of your Purchase Payments or Contract Value to the Fixed Account. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits.")

The DCA Accounts

DCA Accounts are designed to systematically transfer amounts to the Sub-Accounts of the Variable Account over a designated period. (See "Transfers, Dollar Cost Averaging.") We currently offer two DCA Accounts. The maximum period for dollar cost averaging transfers from DCA Account 1 is six months and from DCA Account 2 is twelve months.

The DCA Accounts are available only for Purchase Payments designated for dollar cost averaging. Purchase Payments may not be allocated into any DCA Account when that DCA Account value is greater than $0, and all funds must be transferred from a DCA Account before allocating a Purchase Payment to that DCA Account. Where we agree, under current administrative procedures, to allocate a Purchase Payment to any DCA Account in installments from more than one source, we will credit each installment with the interest rate applied to the first installment we receive. The interest rate we apply to Purchase Payments allocated to a DCA Account is guaranteed for the period over which dollar cost averaging transfers are allowed from that DCA Account.

the relationship was entered into, regardless of domicile. As a result, if a Beneficiary of a deceased Owner and the Owner were parties to such a relationship, the Beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse Beneficiaries and will not be able to continue the Contract.

If you have questions concerning your status as a spouse for federal tax purposes and how that status might affect your rights under the Contract, you should consult your legal adviser.

Whether a beneficiary continues the Contract as a spouse could also affect the rights and benefits under the Protected Lifetime Income Benefit riders. If state law affords legal recognition to domestic partnerships or civil unions, the riders will treat individuals who are in a bona fide civil union or domestic partnership as married and spouses for purposes of the riders. However, as described above, for federal tax law purposes such individuals are not treated as "spouses." As a result, if a beneficiary of a deceased owner and the owner were parties to such a relationship, the beneficiary will be required by federal tax law to take distributions from the Contract in the manner applicable to non-spouse beneficiaries and will not be able to continue the Contract. In some circumstances, these required distributions could substantially reduce or eliminate the riders' benefit while the surviving Beneficiary is still alive.

In addition, if the rider allows the surviving spouse of a deceased owner who continues the Contract and becomes the new owner to either continue the rider or purchase a new rider (depending on the date of death and whether the rider provides single or joint life coverage), this right is only available to an individual who was the spouse of the deceased owner within the meaning of federal tax law because only such a spouse is eligible to continue the Contract under federal tax law.

An individual who is a party to a civil union or a domestic partnership should not purchase a Protected Lifetime Income Benefit rider before consulting legal and financial advisors and carefully evaluating whether the Protected Lifetime Income Benefit rider is suitable for his or her needs.

Selecting a Death Benefit

This Contract offers two different death benefits: (1) the Contract Value Death Benefit and (2) the Return of Purchase Payments Death Benefit. These death benefits are described more completely below.

You must determine the type of death benefit you want when you apply for your Contract. **You may not change your death benefit selection after your Contract is issued.**

The Contract Value Death Benefit is included with your Contract at no additional charge. You may select the optional Return of Purchase Payments Death Benefit for an additional fee.

You should carefully consider each of these death benefits and consult a qualified financial adviser to help you carefully consider the death benefits offered with the Contract, and if you select the Return of Purchase Payments Death Benefit, the relative costs, benefits and risks of the fee options in your particular situation.

Contract Value Death Benefit

The Contract Value Death Benefit will equal the Contract Value as of the date we receive Due Proof of ~~Death.~~ Death. Note that the Contract Value is reduced by fees and charges. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the Contract Value and therefore the death benefit amount.

For example, assume that your starting Contract Value is $100,000 and that your agreement with your financial advisor includes an Advisory Fee of 1.00% annual rate taken at the beginning of each quarter. Assuming a linear growth rate of 5% annually (net of all other fees and charges), if you choose to take advisory fees from the contract, by the end of one year you will pay $1,014.71 to your advisor and your Contract Value will be $103,953.93. Had you chosen not to take Advisory Fees from your Contract, your Contract Value at the end of the year, and therefore your Contract Value Death Benefit at that time, would have been $105,000. You should discuss with your advisor whether it is in your best interest to take advisory fees from your Contract or pay them from another source.

Return of Purchase Payments Death Benefit

The Return of Purchase Payments Death Benefit will equal the greater of (1) the Contract Value, or (2) the aggregate Purchase Payments less an adjustment for each withdrawal (including a withdrawal made under the SecurePay ~~Pro~~ rider); provided, however, that the Return of Purchase Payments Death Benefit will never be more than the Contract Value plus $1,000,000. The adjustment for each withdrawal in item (2) is the amount that reduces the Return of Purchase Payments Death Benefit at the time of the withdrawal in the same proportion that the amount withdrawn reduces the Contract Value. Deduction of the fee(s) for any optional benefit purchased (including the fee for the

Return of Purchase Payments Death Benefit) and deduction of the Advisory Fee (if elected) ~~do~~ are not treated as withdrawals for purposes of adjusting the Return of Purchase Payments Death Benefit. If an Owner chooses to pay Advisory Fees from his or her Contract Value, then these ongoing deductions will reduce the ~~death benefit.~~ Contract Value and could therefore reduce the Return of Purchase Payments Death Benefit amount. **If the value of the Return of Purchase Payments Death Benefit is greater than the Contract Value at the time of the withdrawal, the downward adjustment to the death benefit will be larger than the amount withdrawn.** See Appendix A for an example of the calculation of the Return of Purchase Payments Death Benefit. Please note that election of the SecurePay rider will limit the Owner's ability to make additional Purchase Payments, and therefore may limit the value of the Return of Purchase Payments Death Benefit.

~~For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value regardless of the type of death benefit that was selected. During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death at our Administrative Office. This means if death occurs after the one-year period has ended, we will include Purchase Payments received and withdrawals made during the one-year suspension when calculating the Return of Purchase Payments Death Benefit.~~

Return of Purchase Payments Death Benefit Fee

We assess a fee for the Return of Purchase Payments Death Benefit. If you select this death benefit, you must pay a fee based on the value of the death benefit on the day the fee is assessed. This fee is assessed on a monthly basis. (See "CHARGES AND DEDUCTIONS, Death Benefit Fee.") It is possible that this fee (or some portion thereof) could be treated for federal tax purposes as a withdrawal from the Contract. (See "FEDERAL TAX MATTERS.")

Suspension of the Enhanced Value of the Return of Purchase Payments Death Benefit

For a period of one year after any change of ownership involving a natural person, the death benefit will equal the Contract Value, regardless of whether the Return of Purchase Payments Death Benefit option is selected (or purchased). During the one-year suspension period, we will continue to calculate the Return of Purchase Payments Death Benefit; however, if any Owner dies during this period we will only pay the Contract Value as of the end of the Valuation Period during which we receive Due Proof of Death at our Administrative Office. The Company will continue to assess the fee for Return of Purchase Payments Death Benefit during the one-year period of suspension. If death occurs after the one-year period has ended, we will include the value of the Return of Purchase Payments Death Benefit option when calculating the death benefit payable to the beneficiary.

Escheatment of Death Benefit

Every state has unclaimed property laws which generally declare annuity contracts to be abandoned after a period of inactivity of 3 to 5 years from the contract's annuity date or date the death benefit is due and payable. For example, if the payment of a death benefit has been triggered, but, if after a thorough search, we are still unable to locate the beneficiary of the death benefit, or the beneficiary does not come forward to claim the death benefit in a timely manner, the death benefit will be paid to the abandoned property division or unclaimed property office of the state in which the beneficiary or the contract owner last resided, as shown on our books and records, or to our state of domicile. We will withhold tax and tax report on the amount that escheats to the state. This "escheatment" is revocable, however, and the state is obligated to pay the death benefit (without interest) if your beneficiary steps forward to claim the death benefit with the proper documentation. To prevent such escheatment, it is important that you update your beneficiary designations, including addresses, if and as they change. Such updates should be communicated in writing, by telephone, or other approved electronic means to our Administrative Office.

PROTECTED LIFETIME INCOME BENEFITS

If you are concerned that poor investment performance or market volatility in the Sub-Accounts may adversely impact the amount of money you can withdraw from your Contract, we offer for an additional charge an optional protected lifetime income benefit rider — the SecurePay ~~Pro~~ rider. Under this rider, we guarantee the right to make withdrawals each Contract Year for life (subject to certain conditions) — even if your Contract Value declines, or reduces to zero, due to poor market performance.

Please note that any amounts in excess of the Variable Account value that we make available through withdrawals, lifetime payments, or guaranteed values under these riders are subject to our financial strength and claims-paying ability.

THE SECUREPAY ~~PRO~~ RIDER

In general, the SecurePay ~~Pro~~ rider guarantees the right to make withdrawals ("SecurePay ~~Pro~~ Withdrawals") based upon the value of a protected lifetime income benefit base ("Benefit Base") that will remain fixed if your Contract Value has declined due to poor market performance, provided you comply with the terms and conditions of the rider. ~~Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Benefit Base. (For~~ **Withdrawals from your Contract before the Benefit Election Date, and Excess Withdrawals on or after the Benefit Election Date, reduce the Annual Withdrawal Amount and the Benefit Base, perhaps significantly. If said withdrawals reduce the Contract Value to zero, the Contract and the SecurePay Rider will terminate.** (For more information regarding the effect of withdrawals and Excess Withdrawals on the Benefit Base, see "Calculating the Benefit Base Before the Benefit Election Date" and "Calculating the Benefit Base On or After the Benefit Election Date.") In order to maintain your SecurePay ~~Pro~~ rider, you must allocate Purchase Payments and Contract Value in accordance with specific Allocation Guidelines and Restrictions that are designed to limit our risk under the rider. The SecurePay ~~Pro~~ rider provides for increases in your Benefit Base on your Contract Anniversary if your Contract Value has increased.

Under the SecurePay ~~Pro~~ rider, the Owner or Owner(s) may designate certain persons as "Covered Persons" under the Contract. See "Selecting Your Coverage Option." These Covered Persons will be eligible to make SecurePay ~~Pro~~ Withdrawals each Contract Year up to a specified amount — the Annual Withdrawal Amount ("AWA") — during the life of the Covered Person(s). Annual aggregate withdrawals that exceed the AWA will result in a reduction of rider benefits (and may even significantly reduce or eliminate such benefits) because we will reduce the Benefit Base and corresponding AWA. SecurePay ~~Pro~~ Withdrawals are guaranteed, even if the Contract Value falls to zero after the Benefit Election Date (which is the earliest date you may begin taking SecurePay ~~Pro~~ Withdrawals), if you satisfy the SecurePay ~~Pro~~ rider requirements.

You may purchase the SecurePay ~~Pro~~ rider when you purchase your Contract, or later, under the RightTime option, provided you satisfy the rider's age requirements. See "Purchasing the Optional SecurePay ~~Pro~~ Rider."

SecurePay ~~Pro~~ does not guarantee Contract Value or the performance of any Investment Option.

Important Considerations

- If you purchase the SecurePay ~~Pro~~ rider, your options for allocating Purchase Payments and Contract Value are ~~restricted.~~ restricted to limit the risk that the Company will be required to make lifetime payments under the SecurePay rider from Protective Life's general account. See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits".

- You may not make any additional Purchase Payments two years or more after the date the rider is issued (the "Rider Issue Date"), or on or after the Benefit Election Date, whichever comes first. Such restrictions on Purchase Payments after the Benefit Election Date or two years following the Rider Issue Date may limit the ability to increase the Benefit Base, and therefore the AWA, through higher Contract Values on Contract Anniversaries, as well as limit the ability for increase in Contract Value and death benefit values (particularly the Return of Purchase Payments Death Benefit). In most cases, if the Company receives a Purchase Payment two years or more after the Rider Issue Date or on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

If an Owner chooses to pay Advisory Fees from his or her Contract Value, such deductions will not count as withdrawals under the rider and will not reduce the Annual Withdrawal Amount or the Benefit Base, but such ongoing deductions will reduce the Contract Value and therefore may limit the potential for increasing the Annual Withdrawal Amount and Benefit Base through higher Contract Values on Contract Anniversaries.

- Any change in a Covered Person following the Benefit Election Date (the "Benefit Period"), other than a spousal continuation under a Joint Life Coverage option, will cause the rider to terminate without any refund of SecurePay Fees. A change in a Covered Person includes changing and/or adding Owners, Beneficiaries, and Annuitants under your Contract.

- On the Benefit Election Date, we will cancel any existing automatic withdrawal plan that you have established.

The ways to purchase the SecurePay ~~Pro~~ rider, conditions for continuation of the benefit, process for beginning SecurePay ~~Pro~~ Withdrawals, and the manner in which your AWA is calculated are discussed below.

whether a spouse continues the Contract could affect the rights and benefits under the SecurePay ~~Pro~~ rider and could have tax consequences. (See "Spousal Continuation" and "Tax Consequences — Treatment of Civil Unions and Domestic Partners.")

Beginning Your SecurePay Withdrawals

You must submit a completed SecurePay Benefit Election Form to our Administrative Office to establish the Benefit Election Date and begin taking SecurePay Withdrawals under the rider.

- Even though your SecurePay ~~Pro~~ rider is in effect as of the Rider Issue Date and we begin the SecurePay ~~Pro~~ Fee deductions on that date, any withdrawals made before we receive your SecurePay ~~Pro~~ Benefit Election Form will not qualify as SecurePay ~~Pro~~ Withdrawals.

- You should carefully consider when to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

- All Contract withdrawals taken on or after the Benefit Election Date are considered either SecurePay Withdrawals or Excess Withdrawals and are subject to the Annual Withdrawal Amount.

- You may not make additional Purchase Payments two years or more after the Rider Issue Date, or on or after the Benefit Election Date, whichever comes first. In most cases, if the Company receives a Purchase Payment on or after the Benefit Election Date, the Company will return it to the address on file. If the amount of the Purchase Payment would be sufficient to purchase another variable annuity contract we offer, however, you will be given the option of purchasing a new contract.

- You may limit the value of the benefit if you begin taking SecurePay Withdrawals too soon. For example, SecurePay Withdrawals reduce your Contract Value (but not the Benefit Base) and may limit the potential for increasing the Benefit Base through higher Contract Values on Contract Anniversaries. Also, if your Benefit Election Date is within the two years of the Rider Issue Date, you will shorten the period of time during which you could increase your Benefit Base because you may not make additional Purchase Payments on or after the Benefit Election Date.

- Conversely, if you delay establishing the Benefit Election Date, you may shorten the Benefit Period due to life expectancy, thereby limiting the time during which you may take SecurePay Withdrawals, so you may be paying for a benefit you are not using.

Any withdrawals made on or after the Rider Issue Date but prior to the Benefit Election Date – including automatic withdrawals – will similarly result in a reduction in the Benefit Base and corresponding AWA, and may even significantly reduce or eliminate the value of such benefits.

Please consult your sales representative regarding the appropriate time for you to establish the Benefit Election Date and begin taking SecurePay Withdrawals.

Important Considerations

- *All* withdrawals, including SecurePay Withdrawals, reduce your Contract Value and death benefit. Federal and state income taxes may apply, as well as a 10% federal penalty tax if a withdrawal occurs before the Owner reaches age 59½. See "TAXATION OF ANNUITIES IN GENERAL, Taxation of Withdrawals and Surrenders."

  The SecurePay ~~Pro~~ rider is designed for you to take SecurePay ~~Pro~~ Withdrawals each Contract Year. SecurePay ~~Pro~~ Withdrawals are aggregate withdrawals during any Contract Year on or after the Benefit Election Date that do not exceed the Annual Withdrawal Amount. Aggregate withdrawals during any Contract Year on or after the Benefit Election Date that exceed the Annual Withdrawal Amount are "Excess Withdrawals." You should not purchase the SecurePay ~~Pro~~ rider if you intend to take Excess Withdrawals.

  - **Excess Withdrawals could reduce your Benefit Base by substantially more than the actual amount of the withdrawal (described below).**

  - **Excess Withdrawals may result in a significantly lower AWA in the future.**

  - **Excess Withdrawals may significantly reduce or eliminate the value of the SecurePay benefit.**

If you would like to make an Excess Withdrawal and are uncertain how an Excess Withdrawal will reduce your future guaranteed withdrawal amounts, then you may contact us prior to requesting the withdrawal to obtain a personalized, transaction-specific calculation showing the effect of the Excess Withdrawal.

Calculating the Benefit Base Before the Benefit Election Date

The Benefit Base is used to calculate the AWA and determine the SecurePay Fee. As the Benefit Base increases, both the AWA and the amount of the SecurePay Fee increase. Your Benefit Base can never be more than $5 million.

> **Note: The Benefit Base is *only* used to calculate the AWA and the SecurePay Fee; it is not a cash value, surrender value, or death benefit, it is not available to Owners, it is not a minimum return for any Sub-Account, and it is not a guarantee of any Contract Value.**

~~Under~~ If the ~~SecurePay Pro rider,~~ rider is purchased at issue, your initial Benefit Base is equal to your initial ~~Purchase Payment.~~ purchase payments. If the rider is added through RightTime, your initial Benefit Base is equal to your Contract Value on the Rider Issue Date.

Thereafter, we increase the Benefit Base dollar-for-dollar for each Purchase Payment made within 2 years of the Rider Issue Date. **We reduce the Benefit Base for each withdrawal from the Contract prior to the Benefit Period in the same proportion that each withdrawal reduces the Contract Value as of the date we process the withdrawal request.**

> Example: Assume your Benefit Base is $100,000, but because of poor Sub-Account performance your Contract Value has fallen to $90,000. If you make a $9,000 withdrawal, thereby reducing your Contract Value by 10% to $81,000, we would reduce your Benefit Base also by 10%, or $10,000, to $90,000.

Because all withdrawals made prior to the Benefit Election Date reduce the Benefit Base, you should carefully consider the impact of these withdrawals prior to scheduling them. Withdrawals prior to the Benefit Election Date could significantly reduce or even eliminate the value of the SecurePay Benefit.

On each Contract Anniversary following the Rider Issue Date, we also will increase the Benefit Base to equal the "SecurePay ~~Pro~~ Anniversary Value" if that value is higher than the Benefit Base. On each Contract Anniversary, the "SecurePay ~~Pro~~ Anniversary Value" is equal to your Contract Value on that Contract Anniversary. If we receive a withdrawal request on a Contract Anniversary, we will deduct the withdrawal from Contract Value before calculating the SecurePay ~~Pro~~ Anniversary Value.

Calculating the Benefit Base On or After the Benefit Election Date

We continue calculating the Benefit Base after the Benefit Election Date in the same manner as we did prior to the Benefit Election Date, *except withdrawals are treated differently*. The effect of a withdrawal on the Benefit Base depends on whether the withdrawal is a SecurePay Withdrawal or an Excess Withdrawal. An Excess Withdrawal is any withdrawal after the Benefit Election Date which, when aggregated with all prior withdrawals during that Contract Year, exceeds the Contract Year's Annual Withdrawal Amount.

SecurePay Withdrawals

SecurePay Withdrawals do not reduce the Benefit Base. Therefore, if all your withdrawals during the Benefit Period are SecurePay Withdrawals, your Annual Withdrawal Amount will never decrease and you may continue to withdraw at least that amount for the lifetime of the Covered Person (or the last surviving Covered Person, if you selected Joint Life Coverage).

If your Benefit Base increases on a Contract Anniversary because the SecurePay Anniversary Value exceeds the Benefit Base on that date, your Annual Withdrawal Amount and therefore SecurePay Withdrawals available to you in subsequent Contract Years will also increase.

Important Consideration

SecurePay Withdrawals are not cumulative. If you choose to receive only a part of, or none of, your AWA in any given Contract Year, you should understand that you cannot carry over any unused SecurePay Withdrawals to any future Contract Years.

For example, assume your Maximum Withdrawal Percentage is 5.0% and your Benefit Base is $100,000, which means your AWA is $5,000 ($100,000 x .05). If you withdraw only $4,000 during the Contract Year, the AWA will not increase the next Contract Year by the $1,000 you did not withdraw.

Excess Withdrawals

During the Benefit Period any portion of a withdrawal that, when aggregated with all prior withdrawals during that Contract Year, exceeds the Annual Withdrawal Amount constitutes an Excess Withdrawal. Therefore, a withdrawal during the Benefit Period that causes the aggregate withdrawals for that Contract Year to exceed the Annual

Withdrawal Amount may include amounts that qualify as a SecurePay Withdrawal as well as amounts that are Excess Withdrawals.

An Excess Withdrawal will reduce the Benefit Base. The effect of the Excess Withdrawal on the Benefit Base depends, in part, on the relationship of the Benefit Base to the Contract Value at that time.

a. If, at the time of the Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is greater than the Benefit Base, we will reduce the Benefit Base by the amount of the Excess Withdrawal.

b. If, at the time of Excess Withdrawal, your Contract Value minus the non-excess portion of the withdrawal (the portion of the withdrawal that qualifies as a SecurePay Withdrawal) is less than or equal to the Benefit Base, we will reduce the Benefit Base in the same proportion that the Excess Withdrawal bears to the Contract Value minus the SecurePay ~~Withdrawal.~~ Withdrawal. An Excess Withdrawal could reduce the Benefit Base by substantially more than the actual amount of the withdrawal. Furthermore, a $1,000 Excess Withdrawal will reduce the Benefit Base by more than $1,000.

For example, suppose your Benefit Base is $100,000, your Maximum Withdrawal Percentage is 5.0% (*i.e.,* your AWA is $5,000), your Contract Value is $110,000. If you have already taken $3,000 of SecurePay Withdrawals in the Contract Year and then request another $3,000 withdrawal you will exceed your AWA by $1,000, and we will consider $2,000 of that withdrawal to be a SecurePay Withdrawal and $1,000 to be an Excess Withdrawal. In this case, rule (a) above applies because the Contract Value less the SecurePay Withdrawal ($110,000 – $2,000 = $108,000) is greater than your Benefit Base ($100,000). We will therefore reduce your Benefit Base by the Excess Withdrawal and your new Benefit Base will be $99,000 ($100,000 – $1,000).

However, if in the example above your Contract Value is $70,000 then rule (b) applies. In this case, we determine the reduction in your Benefit Base first by determining the proportion that the Excess Withdrawal bears to the Contract Value less SecurePay Withdrawal. We calculate this by dividing the $1,000 Excess Withdrawal by the Contract Value less the $2,000 SecurePay Withdrawal ($1,000 ÷ ($70,000 – $2,000) = 1.4706%). We will then apply this same percentage to reduce your Benefit Base. Thus your new Benefit Base will be equal to $98,529 ($100,000 – ($100,000 * 0.014706)).

We will recalculate the Annual Withdrawal Amount on the next Contract Anniversary by multiplying the Benefit Base on that date by the Maximum Withdrawal Percentage.

Reduction of Contract Value to Zero

If the Contract Value is reduced to zero due to the deduction of fees or a SecurePay Withdrawal, the Contract will terminate and we will settle the benefit under your SecurePay rider as follows:

• We will pay the remaining AWA not yet withdrawn in the current Contract Year, if any, in a lump sum;

• We will establish an Annuity Date that is the Contract Anniversary following the date of the transaction that reduced the Contract Value to zero; and

• On the Annuity Date we will pay a monthly payment equal to the AWA divided by 12 until the death of the Owner, or if the rider covers two spouses, the death of the second spouse. If benefits are being paid under the SecurePay NH benefit on the Annuity Date, the amount of your annuity payments will be determined in accordance with the terms of the SecurePay NH endorsement. (See "Availability of SecurePay NH Benefit after Annuitization.") Please note that we may accept different payment intervals.

If you request a surrender and your Contract Value at the time of the request is less than your remaining AWA for that Contract Year, we will pay you a lump sum equal to such remaining AWA.

If your Contract Value reduces to zero due to an Excess Withdrawal, we will terminate your Contract and the SecurePay rider. You will not be entitled to receive any further benefits under the SecurePay rider.

As with any distribution from the Contract, there may be tax consequences. In this regard, we intend to treat any amounts that you receive before the Annuity Date is established as described above and that are in the form of SecurePay Withdrawals as withdrawals. We intend to treat any amounts that you receive after the Annuity Date is established as described above and that are a settlement of the benefit under your SecurePay rider as annuity payments for tax purposes. See "TAXATION OF ANNUITIES IN GENERAL."

Benefit Available on Maximum Annuity Date (oldest Owner's or Annuitant's 95th birthday)

You must annuitize the Contract no later than the oldest Owner's or Annuitant's 95th birthday ("Maximum Annuity Date"). The SecurePay rider will terminate on the Annuity Date, whether or not you have begun your SecurePay Withdrawals.

If your SecurePay ~~Pro~~ rider is in effect on the Maximum Annuity Date, in addition to the other Annuity Options available to you under your Contract, one of your Annuity Options will be to receive monthly annuity payments equal to the AWA divided by 12 for the life of the Covered Person (or the last surviving Covered Person if Joint Life Coverage was selected). If you do not select an Annuity Option, your monthly annuity payments will be the greater of (i) the AWA divided by 12 or (ii) payments based upon the Contract Value for the life of the Annuitant with a 10-year Certain Period. We must receive written notification of your election of such annuity payments at least three days but no earlier than 90 days before the Maximum Annuity Date. For more information regarding Annuity Options, including Certain Period options, see "ANNUITY PAYMENTS, Annuity Options."

SecurePay Fee

We deduct a fee for the SecurePay ~~Pro~~ rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay ~~Pro~~ Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay ~~Pro~~ Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. The monthly fee is deducted from the Sub-Accounts in the same proportion that the value of each Sub-Account bears to the total Contract Value in the Variable Account on that date. ~~Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.~~ The monthly fee is deducted from a Sub-Account in the same proportion that the Sub-Account value bears to the total Contract Value in the Variable Account on that date.

The SecurePay Pro Fee is currently ~~1.40% (1.50%~~ 1.50% (1.60% under RightTime) of the Benefit Base. We may increase the SecurePay Pro Fee. However, we will not increase the SecurePay Pro Fee above a maximum 2.00% (2.20% under RightTime) of the Benefit Base.

We reserve the right to increase the SecurePay ~~Pro~~ fee up to the maximum stated above if, in our sole discretion, the increase is necessary or appropriate to cover the costs Protective Life incurs to mitigate the risks associated with offering the rider. If we increase the SecurePay ~~Pro~~ Fee, we will give you at least 30 days' written notice prior to the increase which notice will identify the date the increase in the SecurePay ~~Pro~~ Fee will take place and provide instructions on how to accept or decline the increase. You may elect not to pay the increase in your SecurePay ~~Pro~~ Fee. If you elect not to pay the increased SecurePay ~~Pro~~ Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay ~~Pro~~ Fee. See "SecurePay ~~Pro~~ Rider."

Terminating the SecurePay ~~Pro~~ Rider

The SecurePay ~~Pro~~ rider will terminate upon the earliest of:

- the Valuation Date you terminate your SecurePay rider (permitted after the rider has been in effect for at least ten years);

- the Valuation Date the Contract is surrendered or terminated;

- the Valuation Date your Contract Value reduces to zero due to an Excess Withdrawal;

- the Valuation Date your Contract Value reduces to zero due to poor Sub-Account performance, the deduction of fees, and/or a SecurePay Withdrawal (subject to our obligation to make monthly payments to you, as set forth above under "Reduction of Contract Value to Zero");

- the Valuation Date on or after the Benefit Election Date we receive instructions from you that results in a change in Covered Person(s);

- for a SecurePay rider with one Covered Person, the date of the Covered Person's death before the Annuity Date (even if the surviving spouse of the deceased Covered Person elects to continue the Contract);

- for a SecurePay ~~Pro~~ rider with two Covered Persons, the date of death of the last surviving Covered Person before the Annuity Date;

- the Annuity Date;

Allocation by Investment Category

Category 1

Minimum Allocation: 40%

Maximum Allocation: 100%

American Funds IS Bond

American Funds IS US Government

DFA VA Global Bond

DFA VA Short-Term Fixed

Fidelity VIP Investment Grade Bond

Goldman Sachs VIT Core Fixed Income

Invesco V.I. Government Securities

Invesco Oppenheimer V.I. Government Money

PIMCO VIT Low Duration

PIMCO VIT Short-Term

PIMCO VIT Total Return

Protective Life Dynamic Allocation Series – Conservative

Vanguard VIF Growth

Vanguard VIF Money Market

Vanguard VIF Short-Term Investment Grade

Vanguard VIF Total Bond Market Index

Category 2

Minimum Allocation: 0%

Maximum Allocation: 60%

American Funds IS Asset Allocation

American Funds IS Capital Income Builder

DFA VA Global Moderate Allocation

Franklin Income VIP

Franklin Strategic Income VIP

Goldman Sachs Core Fixed Income

Goldman Sachs VIT Global Trends Allocation[1]

Invesco V.I. Equity and Income

Invesco V.I. Balanced Risk Allocation[1]

Lord Abbett Bond-Debenture

PIMCO VIT All Asset

PIMCO VIT Long-Term US Government

PIMCO VIT Global Diversified Allocation

PIMCO VIT Real Return

Protective Life Dynamic Allocation Series – Moderate

Templeton Global Bond VIP

Vanguard VIF Balanced

American Funds IS Global Growth and Income

Vanguard VIF Conservative AllocatioinAllocation

Vanguard VIF Global Bond Index

Vanguard VIF High Yield Bond

Vanguard VIF Moderate Allocation

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[1]   *The Fund includes a volatility management strategy as part of the Fund's investment objective and/or principal investment strategy. (See "Allocation Guidelines and Restrictions for Protected Lifetime Income Benefits, Volatility Management Strategies.")*

Category 3

Minimum Allocation: 0%

Maximum Allocation: 25%

American Funds IS Blue Chip Income and Growth	Invesco V.I. Growth and Income
American Funds IS Global Growth	Invesco V.I. International Growth
American Funds IS Growth	~~Lord Abbett Growth Opportunitites~~
American Funds IS Growth-Income	Lord Abbett Calibrated Dividend Growth
DFA VA Equity Allocation	Lord Abbett Fundamental Equity
DFA VA US Large Value	Protective Life Dynamic Allocation Series – Growth
Fidelity VIP Mid Cap	Vanguard VIF Capital Growth
Franklin Mutual Global Discovery VIP	Vanguard VIF Diversified Value
Franklin Mutual Shares VIP	Vanguard VIF Equity Income
Franklin Rising Dividends VIP	Vanguard VIF Equity Index
Goldman Sachs VIT Strategic Growth	Vanguard VIF Growth
Invesco Oppenheimer V.I. Main Street	Vanguard VIF Mid-Cap Index
Invesco V.I. Comstock	Vanguard VIF Total Stock Market Index

Category 4

No Allocation Permitted if SecurePay ~~Pro~~ is Selected

American Funds IS Global Small Capitalization	~~Invesco V.I. Balanced Risk Allocation~~
American Funds IS International	Invesco V.I. Global Real Estate
American Funds IS New World	Legg Mason ClearBridge Variable Mid ~~Cap Core~~Cap
DFA VA International Small	Legg Mason ClearBridge Variable Small Cap Growth
DFA VA International Value	Lord Abbett Growth Opportunities
DFA VA US Targeted Value	~~PIMCO Global Diversified Allocation~~
Franklin Flex Cap Growth VIP	Royce Capital Small-Cap
Franklin Small Cap Value VIP	Templeton Developing Markets VIP
Franklin Small-Mid Cap Growth VIP	Templeton Foreign VIP
Goldman Sachs VIT Growth Opportunities	Vanguard VIF International
Goldman Sachs VIT Mid Cap Value	Vanguard VIF Real Estate Index
Invesco Oppenheimer V.I.Global	Vanguard VIF Total International Stock Market Index

The Benefit Allocation Model Portfolios. Each of the Model Portfolios except the Growth Focus model will satisfy our Allocation Guidelines and Restrictions, (the "Benefit Allocation Model Portfolios"). See "Asset Allocation Model Portfolios."

In general, the investment strategies employed by the Benefit Allocation Model Portfolios all include allocations that focus on conservative, high quality bond funds, that combine bond funds and blended stock funds, or that emphasize blended stock funds while including a significant weighting of bond funds. Each of these allocation models seeks to provide income and/or capital appreciation while avoiding excessive risk. If you are seeking a more aggressive growth strategy, the Benefit Allocation Model Portfolios are probably not appropriate for you.

The Benefit Allocation Model Portfolios may include Funds that employ volatility management strategies. For more information on how Funds with volatility management strategies may affect your Contract Value, and how such Funds may benefit us, see "ALLOCATION GUIDELINES AND RESTRICTIONS FOR PROTECTED LIFETIME INCOME BENEFITS" above.

If you terminate the rebalancing of your Variable Account value, we will consider this to be a Prohibited Allocation Instruction and we will terminate your SecurePay ~~Pro~~ rider (see below).

> **Note: Changes to the Allocation Guidelines and Restrictions, to the frequency of portfolio rebalancing or to the composition of the Model Portfolios, when and if applied to your Contract Value allocations, may negatively affect the overall performance of the Investment Options in the affected Sub-Accounts.**

Prohibited Allocation Instructions.   If you instruct us to allocate Purchase Payments or Contract Value, or to take withdrawals, in a manner that is not consistent with our Allocation Guidelines and Restrictions (a "Prohibited Allocation instruction"), we will terminate your SecurePay ~~Pro~~ rider. For example, if you are following the Allocation by Investment Category guidelines and you provide new instructions allocating 30% of your Contract Value to the Fidelity VIP ~~Contrafund~~ Mid Cap Sub-Account, we will consider this to be a Prohibited Allocation Instruction because the maximum allocation you may make to the Sub-Accounts in Category 3 is 25% of your Contract Value.

For purposes of allocating your Purchase Payments and Contract Value, a Prohibited Allocation Instruction includes:

a.   allocating a Purchase Payment so that the allocation of your Contract Value following the Purchase Payment is inconsistent with the Allocation Guidelines and Restrictions;

b.   directing a dollar cost averaging transfer so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions;

c.   transferring any Contract Value so that the allocation of your Contract Value following the transfer is inconsistent with the Allocation Guidelines and Restrictions;

d.   deducting the proceeds of a withdrawal from an Investment Option so that the allocation of your Contract Value following the withdrawal is inconsistent with the Allocation Guidelines and Restrictions; or

e.   terminating the rebalancing of your Contract Value.

If we terminate your SecurePay ~~Pro~~ rider due to a Prohibited Allocation instruction, you may reinstate the rider subject to certain conditions. See "Reinstating Your SecurePay ~~Pro~~ Rider Within 30 Days of Termination," as applicable.

SUSPENSION OR DELAY IN PAYMENTS

Payments of a withdrawal or surrender of the Variable Account value or death benefit are usually made within seven (7) calendar days. However, we may delay such payment of a withdrawal or surrender of the Variable Account value or death benefit for any period in the following circumstances where permitted by state law:

1.   when the New York Stock Exchange is ~~closed;~~ closed other than the customary weekend and holiday closures;

2.   when trading on the New York Stock Exchange is restricted;

3.   when an emergency exists (as determined by the SEC as a result of which (a) the disposal of securities in the Variable Account is not reasonably practical; or (b) it is not reasonably practical to determine fairly the value of the net assets of the Variable Account);

4.   when the SEC, by order, so permits for the protection of security holders; or

5.   your premium check has not cleared your bank.

If, pursuant to SEC rules, the Invesco Oppenheimer V.I. Government Money Fund suspends payment of redemption proceeds in connection with a liquidation of the Fund, we will delay payment of any transfer, withdrawal, surrender, or death benefit from the Invesco Oppenheimer V.I Government Money Fund Sub-Account until the Fund is ~~liquidated.~~ liquidated. We will also delay execution of the following: (a) transfers and variable income payments from the Variable Account; (b) variable income payments from the Invesco Oppenheimer V.I. Government Money Fund Sub-Account; and (c) transfers, fixed income payments, and payment of death benefit from the Guaranteed Account.

We may delay payment of a withdrawal or surrender from the Guaranteed Account for up to six months where permitted.

SUSPENSION OF CONTRACTS

If mandated under applicable law, we may be required to reject a Purchase Payment. We also may be required to provide additional information about you and your account to government regulators or law enforcement authorities.

In addition, we may be required to block an Owner's account and thereby refuse to pay any request for transfers, withdrawals, surrenders, or death benefits until instructions are received from the appropriate regulator or law enforcement authorities.

CHARGES AND DEDUCTIONS

Mortality and Expense Risk Charge

To compensate Protective Life for assuming mortality and expense risks, we deduct a daily mortality and expense risk charge. We deduct the mortality and expense risk charge only from the Variable Account. The charge is equal, on an annual basis, to 0.20% of the average daily net assets of the Variable Account attributable to your Contract.

The mortality risk Protective Life assumes is that Annuitant(s) may live for a longer period of time than estimated when the guarantees in the Contract were established. Because of these guarantees, each payee is assured that longevity will not have an adverse effect on the annuity payments received. The expense risk that Protective Life assumes is the risk that the administration charge, contract maintenance fee and transfer fees may be insufficient to cover actual future expenses. ***We expect to make a reasonable profit with respect to the Contracts. We may make a profit or incur a loss from the mortality and expense risk charge. Any profit, including profit from the mortality and expense risk charge, may be used to finance distribution and other expenses.***

Administration Charge

We will deduct an administration charge equal, on an annual basis, to 0.10% of the daily net asset value of the Variable Account attributable to your Contract. We make this deduction to reimburse Protective Life for expenses incurred in the administration of the Contract and the Variable Account. We deduct the administration charge only from the Variable Account value.

Death Benefit Fees

Return of Purchase Payments Death Benefit. If you select the Return of Purchase Payments Death Benefit, we assess a fee to compensate us for the cost of providing this optional death benefit. The fee is deducted from Contract Value and equal, on an annualized basis, to 0.20% of your death benefit value measured on each Monthly Anniversary Date. The value of your Return of Purchase Payments Death Benefit on any Monthly Anniversary Date is the greatest of (1) your Contract Value or (2) your Purchase Payments less withdrawals. (See "DEATH BENEFIT, Return of Purchase Payment Death Benefit" for a more complete description.)

SecurePay Fee

We deduct a fee for the SecurePay rider that compensates us for the costs and risks we assume in providing this benefit. This SecurePay Fee is a percentage of the Benefit Base. We deduct this fee from your Contract Value on the Valuation Date that occurs after each Valuation Period containing a Monthly Anniversary Date. The SecurePay Fee is deducted from the Sub-Accounts of the Variable Account only; it is not deducted from the assets in the DCA Account. Accordingly, you must have transferred some assets from your DCA Account to Sub-Accounts in accordance with our Allocation Guidelines and Restrictions before the fee is charged.

The SecurePay Fee is currently ~~1.40% (1.50%~~ 1.50% (1.60% under RightTime) of the Benefit Base. We reserve the right to increase the SecurePay Fee up to the maximum stated ~~above~~ below if, in our sole discretion, such change is necessary or appropriate to mitigate the risks and costs Protective Life assumes in offering the riders. We will not increase the SecurePay Fee above a maximum of 2.00% (2.20% under RightTime) of the Benefit Base, however.

If we increase the SecurePay Fee, we will give you at least 30 days' written notice prior to the increase. You may elect not to pay the increase in your SecurePay Fee. If you elect not to pay the increased SecurePay Fee, your SecurePay rider will not terminate, but your Benefit Base will be capped at its then current value (*i.e.*, your SecurePay Anniversary Value will be reset to $0) and you will give up the opportunity for any future increases in the Benefit Base if your Contract Value exceeds your Benefit Base on subsequent Contract Anniversaries. You will continue to be assessed your current SecurePay Fee. See ~~"SecurePay Pro."~~"SecurePay."

Transfer Fee

Currently, there is no charge for transfers. Protective Life reserves the right, however, to charge $25 for each transfer after the first 12 transfers in any Contract Year if Protective Life determines, in its sole discretion, that the number of transfers or the cost of processing such transfers is excessive. We will give written notice thirty (30) days before we impose a transfer fee or limit the number of transfers. For the purpose of assessing the fee, we would consider each request to be one transfer, regardless of the number of Investment Options affected by the transfer in one day. We would deduct the fee from the amount being transferred.

Contract Maintenance Fee

Prior to the Annuity Date, we deduct a contract maintenance fee of $30 from the Contract Value on each Contract Anniversary, and on any day that you surrender the Contract other than the Contract Anniversary. We will deduct the contract maintenance fee from the Investment Options in the same proportion as their values are to the Contract Value. We will waive the contract maintenance fee in the event the Contract Value or the aggregate Purchase Payments reduced by surrenders equals or exceeds $100,000 on the date we are to deduct the contract maintenance fee. fee. We deduct the contract maintenance fee to compensate us for certain fixed costs we bear in administering the Contract.

Fund Expenses

The net assets of each Sub-Account of the Variable Account will reflect the investment management fees and other operating expenses the Funds incur. For each Fund, an investment manager receives a daily fee for its services. Some Funds also deduct 12b-1 fees from Fund assets. Over time these fees, which are paid out of a Fund's assets on an ongoing basis, will increase the cost of an investment in Fund shares. (See the prospectuses for the Funds for information about the Funds.)

Premium Taxes

New York does not currently impose premium taxes on variable annuities. If premium taxes did apply to your Contract, we would deduct them from the Purchase Payment(s) when accepted or from the Contract Value upon a withdrawal or surrender, death or annuitization.

Other Taxes

Currently, no charge will be made against the Variable Account for federal, state or local taxes other than premium taxes. We reserve the right, however, to deduct a charge for taxes attributable to the operation of the Variable Account.

Other Information

We sell the Contracts through financial advisors associated with Financial Intermediaries. These financial advisors are also appointed and licensed as insurance agents of Protective Life. We intend to recover marketing, administrative and other expenses and costs of Contract benefits through the fees and charges imposed under the Contracts. See "DISTRIBUTION OF THE CONTRACTS" for more information about these expenses.

ANNUITY PAYMENTS

Annuity Date

On the Issue Date, the Annuity Date is the oldest Owner's or Annuitant's 95th birthday. You may elect a different Annuity Date, provided that it is no later than the oldest Owner's or Annuitant's 95th birthday (the "Maximum Annuity Date"). You may not choose an Annuity Date that is less than 1 year after the Issue Date. Distributions from Qualified Contracts may be required before the Annuity Date. We will terminate a SecurePay rider if in effect on the Annuity Date. (See "Protected Lifetime Income Benefits.")

Changing the Annuity Date

The Owner may change the Annuity Date by Written Notice. The new Annuity Date must be at least 30 days after the date we receive Written Notice and no later than the oldest Owner's or Annuitant's 95th birthday. You may not choose a new Annuity Date that is less than 1 year after the Issue Date. You also must elect as your Annuity Option either payments for the life of the Annuitant with no certain period or for a certain period of no less than 10 years. Date.

Annuity Value

The Annuity Value is the amount we will apply to the Annuity Option you have selected. Generally the Annuity Value is your Contract Value on the Annuity Date, less any applicable fees, charges and premium tax on that date. In the circumstances described below, however, we may use an Annuity Value that is higher than the Contract Value.

PayStream Plus® Annuitization Benefit

If your Annuity Date is on or after your 10th Contract Anniversary and you select Annuity Option B (life income with or without a certain period) with a certain period of at least 10 years, your Annuity Value will be your Contract Value on the Annuity Date plus 2% of the Contract Value on that date, less any applicable fees, charges and premium tax.

Annuity Income Payments

On the Annuity Date, we will apply your Annuity Value to the Annuity Option you have selected to determine your annuity income payment. You may elect to receive a fixed income payment, a variable income payment, or a combination of both using the same Annuity Option and certain ~~period.~~period. You have the option of choosing to receive annuity income payments monthly, quarterly, semi-annually, or annually. The mortality and expense risk charge and the administration charge will continue to be subtracted as part of the net investment factor.

Fixed Income Payments

Fixed income payments are periodic payments from Protective Life to the designated Payee, the amount of which is fixed and guaranteed by Protective Life. Fixed income payments are not in any way dependent upon the investment experience of the Variable Account. Once fixed income payments have begun, they may not be surrendered.

Variable Income Payments

Variable income payments are periodic payments from Protective Life to the designated Payee, the amount of which varies from one payment to the next as a reflection of the net investment experience of the Sub-Account(s) you select to support the payments. You may fully or partially surrender variable income payments for a commuted value if those payments are being made under Annuity Option A (payments for a certain period). "Commuted value" is the present value of the future variable income payments made over the selected certain period, discounted back at an Assumed Investment Return. Refer to Appendix C for an explanation of the commuted value calculation. You may not surrender variable income payments if those payments are being made under Annuity Option B (life income with or without a certain period).

Annuity Units

On the Annuity Date, we will apply the Annuity Value you have allocated to variable income payments (less applicable charges and premium taxes) to the variable Annuity Option you have selected. Using an interest assumption of 5%, we will determine the dollar amount that would equal a variable income payment if a payment were made on that date. (No payment is actually made on that date.) We will then allocate that dollar amount among the Sub-Accounts you selected to support your variable income payments, and we will determine the number of Annuity Units in each of those Sub-Accounts that is credited to your Contract. We will make this determination based on the Annuity Unit values established at the close of regular trading on the New York Stock Exchange on the Annuity Date. If the Annuity Date is a day on which the New York Stock Exchange is closed, we will determine the number of Annuity Units on the next day the New York Stock Exchange is open. The number of Annuity Units attributable to each Sub-Account under a Contract generally remains constant unless there is an exchange of Annuity Units between Sub-Accounts.

Determining the Amount of Variable Income Payments

We will determine the amount of your variable income payment no earlier than five Valuation Dates before the date on which a payment is due, using values established at the close of regular trading on the New York Stock Exchange that day.

We determine the dollar amount of each variable income payment attributable to each Sub-Account by multiplying the number of Annuity Units of that Sub-Account credited to your Contract by the Annuity Unit value (described below) for that Sub-Account on the Valuation Period during which the payment is determined. The dollar value of each variable income payment is the sum of the variable income payments attributable to each Sub-Account.

The Annuity Unit value of each Sub-Account for any Valuation Period is equal to (a) multiplied by (b) divided by (c) where:

    a.   is the net investment factor for the Valuation Period for which the Annuity Unit value is being calculated;

    b.   is the Annuity Unit value for the preceding Valuation Period; and

    c.   is a daily Assumed Investment Return (AIR) factor adjusted for the number of days in the Valuation Period.

The AIR is equal to 5%.

Period if the Annuitant dies before the end of the certain period). You should consult your sales representative to discuss which Annuity Option would be most appropriate for your circumstances.

At this time Protective does not allow a "partial annuitization," *i.e.,* we do not allow you to apply a portion of your Contract Value to an annuity option while maintaining the remaining Contract Value available for withdrawals or a surrender. However, in the future we may allow a partial annuitization subject to our then applicable rules and procedures.

Minimum Amounts

If your Annuity Value is less than $2,000 on the Annuity Date, we reserve the right to pay the Annuity Value in one lump sum if, in our sole discretion, we determine that a single payment is necessary to avoid excessive administrative costs. If at any time your annuity income payments are less than the minimum payment amount according to the Company's rules then in effect, we reserve the right to change the frequency to an interval that will result in a payment at least equal to the ~~minimum.~~minimum. The current minimum payment amount is $50, but we reserve the right to change that amount in the future.

Death of Annuitant or Owner After Annuity Date

In the event of the death of any Owner on or after the Annuity Date, the Beneficiary will become the new Owner. If any Owner or Annuitant dies on or after the Annuity Date and before all benefits under the Annuity Option you selected have been paid, we generally will pay any remaining portion of such benefits at least as rapidly as under the Annuity Option in effect when the Owner or Annuitant died. However, in the case of a Qualified Contract, the Required Minimum Distribution rules of Code Section 401(a)(9) may require any remaining portion of such benefits to be paid more rapidly than originally scheduled. In that regard, it is important to understand that in the case of a Qualified Contract, once annuity payments start under an Annuity Option it may be necessary to modify those payments following the Annuitant's death in order to comply with the Required Minimum Distribution rules. See "QUALIFIED RETIREMENT PLANS, Required Minimum Distributions Upon Your Death." After the death of the Annuitant, any remaining payments shall be payable to the Beneficiary unless you specified otherwise before the Annuitant's death.


YIELDS AND TOTAL RETURNS


From time to time, Protective Life may advertise or include in sales literature yields, effective yields, and total returns for the Sub-Accounts. ***These figures are based on historic results and do not indicate or project future performance.***

Yields, effective yields, and total returns for the Sub-Accounts are based on the investment performance of the corresponding Funds. The Funds' performance also reflects the Funds' expenses, including any 12b-1 fees. Certain of the expenses of each Fund may be reimbursed by the investment manager. See the prospectuses for the Funds.

Yields

The yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account refers to the annualized income generated by an investment in the Sub-Account over a specified seven-day period. The SEC Standardized yield is calculated by assuming that the income generated for that seven-day period is generated each seven day period over a 52 week period and is shown as a percentage of the investment. The SEC Standardized effective yield is calculated similarly but when annualized the income earned by an investment in the Sub-Account is assumed to be reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

The yield of a Sub-Account (except the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) refers to the annualized income generated by an investment in the Sub-Account over a specified 30 day or one-month period. The yield is calculated by assuming that the income generated by the investment during that 30 day or one month period is generated each period over a 12 month period and is shown as a percentage of the investment.

Information regarding the current yield of the Invesco Oppenheimer V.I. Government Money Fund Sub-Account as well as the performance of the other Sub-Accounts can be found at https://apps.myprotective.com/vavulperformance/Views/default.aspx. Both SEC standardized and non-SEC standardized data are available.

Total Returns

The total return of a Sub-Account refers to return quotations assuming an investment under a Contract has been held in the Sub-Account for various periods of time including a period measured from the date the Sub-Account commenced operations. Average annual total return refers to total return quotations that are based on an average return over various periods of time.

Certain Funds have been in existence prior to the investment by the Sub-Accounts in such Funds. Protective Life may advertise and include in sales literature the performance of the Sub-Accounts that invest in these Funds for these prior periods. The performance information of any period prior to the investments by the Sub-Accounts is calculated as if the Sub-Accounts had invested in those Funds during those periods, using current charges and expenses associated with the Contract.

Standardized Average Annual Total Returns

The average annual total return quotations represent the average annual compounded rates of return that would equate an initial investment of $1,000 under a Contract to the redemption value of that investment as of the last day of each of the periods for which the quotations are provided. Average annual total return information shows the average percentage change in the value of an investment in the Sub-Account from the beginning date of the measuring period to the end of that period. This SEC standardized version of average annual total return reflects all historical investment results, less all charges and deductions applied under the ~~Contract~~ Contract, but excluding any deductions for premium ~~taxes.~~ taxes. Please note that yields and total returns for the Sub-Accounts do not reflect any Advisory Fees paid to Financial Intermediaries from Contract Value, and that if such fees were reflected, performance would be lower.

When a Sub-Account has been in operation prior to the commencement of the offering of the Contract described in this Prospectus, Protective Life may advertise and include in sales literature the performance of the Sub-Accounts for these prior periods. The Sub-Account performance information of any period prior to the commencement of the offering of the Contract is calculated as if the Contract had been offered during those periods, using current charges and expenses.

Until a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for 10 years, Protective Life will always include quotes of standard average annual total return for the period measured from the date that Sub-Account began operations. When a Sub-Account (other than the Invesco Oppenheimer V.I. Government Money Fund Sub-Account) has been in operation for one, five and ten years, respectively, the standard version average annual total return for these periods will be provided.

Non-Standard Average Annual Total Returns

In addition to the standard version of average annual total return described above, total return performance information computed on non-standard bases may be used in advertisements or sales literature. Non-standard average annual total return information may be presented, computed on the same basis as the standard version except deductions may not include the contract maintenance fee. In addition, Protective Life may from time to time disclose average annual total return in other non-standard formats and cumulative total return for Contracts funded by the Sub-Accounts.

Protective Life may, from time to time, also disclose yield, standard average annual total returns, and non-standard total returns for the Funds.

Non-standard performance data will only be disclosed if the standard performance data for the periods described in "Standardized Average Annual Total Returns," above, is also disclosed.

Performance Comparisons

Protective Life may, from time to time, advertise or include in sales literature Sub-Account performance relative to certain performance rankings and indices compiled by independent organizations. In advertising and sales literature, the performance of each Sub-Account may be compared to the performance of other variable annuity issuers in general or to the performance of particular types of variable annuities investing in mutual funds, or investment portfolios of mutual funds with investment objectives similar to each of the Sub-Accounts. Lipper Analytical Services, Inc. ("Lipper"), the Variable Annuity Research Data Service ("VARDS"), and Morningstar Inc. ("Morningstar") are independent services which monitor and rank the performance of variable annuity issuers in each of the major categories of investment objectives on an industry-wide basis.

Lipper and Morningstar rankings include variable life insurance issuers as well as variable annuity issuers. VARDS rankings compare only variable annuity issuers. The performance analyses prepared by Lipper, Morningstar and VARDS each rank such issuers on the basis of total return, assuming reinvestment of distributions, but do not take sales charges, redemption fees, or certain expense deductions at the separate account level into consideration. In addition, VARDS prepares risk adjusted rankings, which consider the effects of market risk on total return performance. This type of ranking provides data as to which funds provide the highest total return within various categories of funds defined by the degree of risk inherent in their investment objectives.

Advertising and sales literature may also compare the performance of each Sub-Account to the Standard & Poor's Index of 500 Common Stocks, a widely used measure of stock performance. This unmanaged index assumes the reinvestment of dividends but does not reflect any "deduction" for the expense of operating or managing an investment portfolio. Other independent ranking services and indices may also be used as a source of performance comparison.

Such performance comparisons of sub-accounts do not reflect any advisory fees paid to financial intermediaries from contract value, and if such fees were reflected performance would be lower for both Protective and other variable annuity issuers.

Other Matters

Protective Life may also report other information including the effect of tax-deferred compounding on a Sub-Account's investment returns, or returns in general, which may be illustrated by tables, graphs, or charts.

All income and capital gains derived from Sub-Account investments are reinvested and can lead to substantial long-term accumulation of assets, provided that the underlying Fund's investment experience is positive.

FEDERAL TAX MATTERS

Introduction

The following discussion of the federal income tax treatment of the Contract is not exhaustive, does not purport to cover all situations, and is not intended as tax advice. The federal income tax treatment of the Contract is unclear in certain circumstances, and you should always consult a qualified tax adviser regarding the application of law to individual circumstances. This discussion is based on the Code, Treasury Department regulations, and interpretations existing on the date of this Prospectus. These authorities, however, are subject to change by Congress, the Treasury Department, and judicial decisions.

This discussion does not address Federal estate, gift, or generation skipping transfer taxes, or any state or local tax consequences associated with the purchase of the Contract. In addition, ***Protective Life makes no guarantee regarding any tax treatment — federal, state or local — of any Contract or of any transaction involving a Contract.***

Temporary Rules under CARES Act

On March 27, 2020, Congress passed and the President signed into law the Coronavirus Aid, Relief and Economic Security Act (the "CARES Act"). Among other provisions, the CARES Act includes temporary relief from certain tax rules applicable to IRAs and qualified plans. This relief generally only applies during 2020. These changes are discussed below under "Qualified Retirement Plans." The CARES Act does not change the tax rules applicable to nonqualified contracts.

The Company's Tax Status

Protective Life is taxed as a life insurance company under the Code. Since the operations of the Variable Account are a part of, and are taxed with, the operations of the Company, the Variable Account is not separately taxed as a "regulated investment company" under the Code. Under existing federal income tax laws, investment income and capital gains of the Variable Account are not taxed to the extent they are applied under a Contract. Protective Life does not anticipate that it will incur any federal income tax liability attributable to such income and gains of the Variable Account, and therefore does not intend to make provision for any such taxes. If Protective Life is taxed on investment income or capital gains of the Variable Account, then Protective Life may impose a charge against the Variable Account in order to make provision for such taxes.

compensation plan. Generally, a Contract purchased by a state or local government or a tax-exempt organization under a Section 457 plan will not be treated as an annuity contract for federal income tax purposes. The Contract will be issued in connection with a Section 457 deferred compensation plan sponsored by a state or local government only if the plan has established a trust to hold plan assets, including the Contract.

Protected Lifetime Income Benefits

The Company offers for an additional charge an optional Protected Lifetime Income Benefit rider – the SecurePay ~~Pro~~ rider. As noted above, Qualified Plans are subject to numerous special requirements and there is no authoritative guidance from the IRS on the effects on a Qualified Plan of the purchase of a benefit such as the SecurePay ~~Pro~~ rider. *Plan fiduciaries should consult a tax advisor before purchasing a Qualified Contract with a SecurePay ~~Pro~~ rider because the purchase of a SecurePay ~~Pro~~ rider could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.*

For example, it is unclear whether a SecurePay ~~Pro~~ rider is part of the "balance of the employee's account" within the meaning of Code Section 411(a)(7), and, if so, whether a discontinuance or adjustment in ~~SecurePay Pro~~ SecurePay coverage (such as upon the participant taking an "excess" withdrawal, or reallocating to another investment option within the plan) can result in an impermissible forfeiture under Code Section 411(a). In addition, certain types of Qualified Plans, such as a profit sharing plan under Section 401(a) of the Code, must comply with certain qualified joint and survivor annuity rules ("QJSA rules") if a participant elects to receive a life annuity. The manner in which the QJSA rules apply to the SecurePay ~~Pro~~ rider is unclear. For example, it is unclear what actions under a SecurePay ~~Pro~~ rider could be viewed as the election of a life annuity triggering certain spousal consent requirements. Noncompliance with the QJSA rules could affect the qualification of the Qualified Plan associated with your Contract. There may be other aspects of the SecurePay ~~Pro~~ rider that could affect a Qualified Plan's tax status which are not discussed here.

When the SecurePay ~~Pro~~ rider is purchased, one of the benefits available is the SecurePay NH. The proper characterization for federal income tax purposes of the SecurePay NH benefit is unclear. We believe the better characterization of the SecurePay NH benefit is that it is an annuity benefit and the increased AWA payments made under the SecurePay NH benefit are payments from your annuity. However, it is possible that the IRS could determine that the SecurePay NH benefit provides a form of long term care insurance coverage or some other type of "incidental benefit." The tax consequences of such a characterization are uncertain, but it could affect the qualification of the Contract and/or the Qualified Plan associated with the Contract.

Direct Rollovers

If your Contract is used in connection with a pension or profit-sharing plan qualified under Section 401(a) of the Code, or is used with an eligible deferred compensation plan that has a government sponsor and that is qualified under Section 457(b) of the Code, any "eligible rollover distribution" from the Contract will be subject to direct rollover and mandatory withholding requirements. An eligible rollover distribution generally is any taxable distribution from a qualified pension plan under Section 401(a) of the Code, or an eligible Section 457(b) deferred compensation plan that has a government sponsor, excluding certain amounts (such as minimum distributions required under Section 401(a)(9) of the Code, distributions which are part of a "series of substantially equal periodic payments" made for life or a specified period of 10 years or more, or hardship distributions as defined in the tax law).

Under these requirements, federal income tax equal to 20% of the eligible rollover distribution will be withheld from the amount of the distribution. Unlike withholding on certain other amounts distributed from the Contract, discussed below, you cannot elect out of withholding with respect to an eligible rollover distribution. However, this 20% withholding will not apply if, instead of receiving the eligible rollover distribution, you elect to have it directly transferred to certain eligible retirement plans (such as an IRA). Prior to receiving an eligible rollover distribution, you will receive a notice (from the plan administrator or the Company) explaining generally the direct rollover and mandatory withholding requirements and how to avoid the 20% withholding by electing a direct transfer.


ADVISORY FEES PAID FROM YOUR CONTRACT VALUE


We will not treat Advisory Fees paid from your Contract Value as withdrawals for income tax reporting purposes if certain conditions are met. To meet those conditions, you and your Financial Intermediary must provide a completed written Advisory Fee Authorization form (which we will provide to you) that sets forth the amount of the Advisory Fees and the frequency with which the Advisory Fees should be deducted from your Contract Value and paid to your Financial Intermediary. The Advisory Fees may not exceed an amount equal to an annual rate of 1.5% of the Contract's Contract Value and they may be used to compensate your Financial Intermediary only for investment advice provided to you with respect to the Contract and not for any other services. During any period for which the Advisory Fee Authorization is in effect, the Advisory Fees that are subject to such authorization must be paid solely out of the Contract Value and you, as the owner, may not pay such Advisory Fees directly to the Financial Intermediary. The Advisory Fee Authorization must be irrevocable with respect to Advisory Fees paid and Advisory Fees accrued but not yet paid. Regardless of whether we tax report Advisory Fees from your Contract, the Internal Revenue Service could determine that the fees should be treated as taxable withdrawals, in which case the amount of the fee deducted from your Contract Value could be included in your gross income and could be subject to the 10% penalty tax. In addition, we may begin tax reporting Advisory Fees as withdrawals at any time, including retroactively, and withhold tax from such amounts accordingly if we conclude that such treatment is more appropriate under federal income tax law, such as if the Internal Revenue Service provides guidance requiring such treatment.

Whether you have a non-Qualified Contract or a Qualified Contract, the federal income tax treatment of Advisory Fees paid from your Contract Value is uncertain. You should consult a tax adviser regarding the tax treatment of Advisory Fees paid from your Contract Value and consider whether paying such Advisory Fees from another source might be more appropriate for you.

FEDERAL INCOME TAX WITHHOLDING

In General

Protective Life will withhold and remit to the federal government a part of the taxable portion of each distribution made under a Contract, including amounts that escheat to the state, unless the distributee notifies Protective Life at or before the time of the distribution that he or she elects not to have any amounts withheld. In certain circumstances, Protective Life may be required to withhold tax. The withholding rates applicable to the taxable portion of periodic annuity payments (other than eligible rollover distributions) are the same as the withholding rates generally applicable to payments of wages. In addition, a 10% withholding rate applies to the taxable portion of non-periodic payments (including surrenders prior to the Annuity Date) and conversions of, or rollovers from, non-Roth IRAs and Qualified Plans to Roth IRAs. Regardless of whether you elect not to have federal income tax withheld, you are still liable for payment of federal income tax on the taxable portion of the payment. As discussed above, the withholding rate applicable to eligible rollover distributions is 20%.

Nonresident Aliens and Foreign Corporations

The discussion above provides general information regarding federal withholding tax consequences to annuity contract purchasers or beneficiaries that are U.S. citizens or residents. Purchasers or beneficiaries that are not U.S. citizens or residents will generally be subject to U.S. federal withholding tax on taxable distributions from annuity contracts at a 30% rate, unless a lower treaty rate applies. Prospective purchasers that are not U.S. citizens or residents are advised to consult with a tax advisor regarding federal tax withholding with respect to the distributions from a Contract.

FATCA Withholding

In order for the Company to comply with income tax withholding and information reporting rules which may apply to annuity contracts, the Company may request documentation of "status" for tax purposes. "Status" for tax purposes generally means whether a person is a "U.S. person" or a foreign person with respect to the United States; whether a person is an individual or an entity; and if an entity, the type of entity. Status for tax purposes is best documented on the appropriate IRS Form or substitute certification form (IRS Form W-9 for a U.S. person or the appropriate type of IRS Form W-8 for a foreign person). If the Company does not have appropriate certification or documentation of a person's status for tax purposes on file, it could affect the rate at which the Company is required to withhold income tax. Information reporting rules could apply not only to specified transactions, but also to contract ownership. For example, under the Foreign Account Tax Compliance Act ("FATCA"), which applies to certain U.S.-source payments, and similar or related withholding and information reporting rules, the Company may be required to report contract values and other information for certain contractholders. For this reason the Company may require appropriate status documentation at purchase, change of ownership, and affected payment transactions, including death benefit payments. FATCA and its related guidance is extraordinarily complex and its effect varies considerably by type of payor, type of payee and type of distributee or recipient.

GENERAL MATTERS

Error in Age or Gender

When a benefit of the Contract is contingent upon any person's age or gender, we may require proof of such. We may suspend payments until we receive proof. When we receive satisfactory proof, we will make the payments which were

Application of Law

The provisions of the Contract are to be interpreted in accordance with the laws of the state of New York, with the Code and with applicable regulations.

No Default

The Contract will not be in default if subsequent Purchase Payments are not made.

DISTRIBUTION OF THE CONTRACTS

Distribution

We offer the Contract on a continuous basis. While we anticipate continuing to offer the Contracts, we reserve the right to discontinue the offering at any time.

We have entered into an agreement with Investment Distributors, Inc. ("IDI") under which IDI has agreed to distribute the Contracts on a "best efforts" basis. Under the agreement, IDI serves as principal underwriter (as defined under Federal securities laws and regulations) for the Contracts. IDI is a Tennessee corporation and was established in 1993. IDI, a wholly-owned subsidiary of PLC, is an affiliate of Protective Life, and its home office shares the same address as Protective Life. IDI is registered with the SEC under the Securities Exchange Act of 1934 as a broker-dealer and is a member firm of the Financial Industry Regulatory Authority, Inc. ("FINRA").

IDI does not sell Contracts directly to purchasers. IDI, together with Protective Life, enters into distribution agreements with Financial Intermediaries, including ProEquities, Inc., a registered investment adviser and an affiliate of Protective Life and IDI for the sale of the Contracts. Financial advisers of these Financial Intermediaries sell the Contracts directly to purchasers. These financial advisers must be licensed as insurance agents by applicable state insurance authorities and appointed as agents of Protective Life in order to sell the Contracts.

Commissions

We do not pay Commissions to the Financial Intermediaries that sell this Contract. Financial Intermediaries receive compensation in connection with the Contract in the form of Advisory Fees paid by the Owner pursuant to an agreement between you and the Financial Intermediary. These Financial Intermediaries may include broker-dealers or their affiliated insurance agencies. Financial Intermediaries may also be registered investment advisers, or be affiliated with or in a contractual relation with, a registered investment adviser. If you have entered into an agreement with an investment adviser, your investment adviser is paid pursuant to that investment advisory agreement. We do not set the amount, or receive any of the amount paid to your investment adviser. You should ask your Financial Intermediary about compensation they receive related to this Contract.

Under certain circumstances, described below in the discussion of "Additional Payments," your financial adviser's Financial Intermediary may receive payments as well as other, non-cash compensation, from us so that we have access to the financial advisers in order to educate them about the Contracts, as well as other products offered by Protective Life, and to encourage sales of this Contract. You may wish to speak with your financial adviser or an appropriate person at his/her associated selling Financial Intermediary about these payments, sometimes referred to as "revenue sharing arrangements", and the potential conflict of interest that they may create for your Financial Intermediary.

We intend to recoup sales and marketing expenses through fees and charges deducted under the Contracts or from our general account. In the normal course of business, we may also provide non-cash compensation in connection with the promotion of the Contracts, including conferences and seminars (including travel, lodging and meals in connection therewith), and items of relatively small value, such as promotional gifts, meals, or tickets to sporting or entertainment events in accordance with all applicable federal and state rules, including FINRA's non-cash compensation rules.

Additional Payments. Subject to FINRA, broker-dealer and other rules, we or our affiliates also may pay the following types of fees to, among other things, encourage the sale of this Contract. These additional payments could create an incentive for your Financial Intermediary to recommend products that pay them more than others, which may not necessarily be to your benefit. All or a portion of the payments we make to Financial Intermediaries may be passed on to financial advisers according to a Financial Intermediary's internal compensation practices.

- Access to Financial Intermediaries and/or broker-dealers such as one-on-one wholesaler visits or attendance at national sales meetings or similar events.

- Gifts & Entertainment Occasional meals and entertainment, tickets to sporting events and other gifts.

APPENDIX A

DEATH BENEFIT CALCULATION EXAMPLES

The purpose of the following examples is to illustrate the Return of Purchase ~~Payments, Maximum Anniversary Value and Maximum Quarterly Value~~ Payments Death ~~Benefits~~ Benefit when the SecurePay ~~Pro~~ rider has been elected and when no SecurePay ~~Pro~~ rider has been elected. Each example is based on hypothetical Contract Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The examples reflect the deduction of fees and charges. The examples are not representative of past or future performance and are not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit When Owning the SecurePay ~~Pro~~ Rider

Assumptions:

- Owner is 60 years old on the Issue Date (1/1/2020)
- Selected Return of Purchase Payments Death Benefit at the time of Contract purchase
- Purchased the SecurePay ~~Pro~~ Rider
- Elected Single Life Coverage under the SecurePay Rider
- Set the Benefit Election Date on 11/30/2024 and began taking SecurePay Withdrawals, client is age 65
- Owner passed away on 7/1/2025

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	Benefit Base	Adjusted Withdrawal Amount	Return of Purchase Payments Death Benefit
1/1/20	Contract Issue	N/A	100,000(A)	N/A	100,000	100,000	—	100,000
1/1/21	Anniversary	120,000(B)	—	—	120,000	120,000	—	120,000
5/15/21	Purchase Payment	130,000	80,000(C)	—	210,000(D)	210,000	—	210,000
1/1/22	Anniversary	202,000	—	—	202,000	210,000	—	202,000
4/1/22	Withdrawal	208,000	—	25,000(E)	183,000(F)	184,760	21,635(G)	183,000(H)
1/1/23	Anniversary	190,000	—	—	190,000	190,000	—	190,000
1/1/24	Anniversary	180,000	—	—	180,000	190,000	—	180,000
11/30/24	SecurePay WD	175,000	—	9,500(L)(L)(M)	165,500	190,000	8,597(M)(M)(N)	165,500(N)(N)(O)
1/1/25	SecurePay WD	165,000		9,500(O)(O)(P)	155,500	190,000	8,623	155,500
3/31/25	Excess Withdrawal	158,000	—	16,000(I)	142,000	182,184	14,293(P)(P)(Q)	142,000(J)
7/1/25	Owner Death	125,000(K)	—	—	125,000	182,184	—	126,852(Q)(Q)(Q)

(A) *Contract is issued with a Purchase Payment of $100,000.*

(B) *This column shows the Contract Values before any transactions occur. In this case the Contract Value is $120,000.*

(C) *A Purchase Payment of $80,000 is made on 5/15/2021 (no purchase payments are allowed more than two years after the rider issue date or election date, whichever comes first).*

(D) *$210,000 = $130,000 + $80,000.*

(E) *A withdrawal of $25,000 is made. This withdrawal is made before the SecurePay Life rider's Benefit Election Date.*

(F) $183,000 = $208,000 – $25,000.

(G)   The Adjusted Withdrawal Amount is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal before the Benefit Election Date is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $180,000, the adjusted withdrawal amount is $21,635 is equal to $25,000 / $208,000 x $180,000.

(H)   The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $183,000. The Return of Purchase Payments Death Benefit of $183,000 is equal to the greater of $183,000 or $158,365 ($100,000 + $80,000 – $21,635), respectively.

(I)   ~~A withdrawal~~ An Excess Withdrawal under the SecurePay Life rider of ~~$8,550~~ $16,000 is made on ~~1/1/2025. This amount is equal to the Annual Withdrawal Amount for this Contract Year. Since the Maximum Withdrawal Percentage is 4.5%, we have $8,550 = $190,000 x 4.5%.~~ 3/31/2025.

(J)   The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each ~~Excess Withdrawal under the SecurePay rider~~ withdrawal amount. The Return of Purchase Payments Death Benefit is ~~the amount that reduces the death benefit at the time~~ $142,000. The Return of ~~withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time~~ Purchase Payments Death Benefit of ~~withdrawal~~ $142,000 is ~~$150,628,~~ equal to the ~~adjusted withdrawal amount is $14,463 = $16,000 / $158,000 x $150,628.~~ greater of $142,000 or $126,852 ($100,000 + $80,000 – $21,635 – $8,597 – $8,623 – $14,293) respectively.

(K)   The Owner dies on 7/1/2025 and the Contract Value at that time has declined to $125,000.

(L)

(M̶)̶ ~~The SecurePay Life Benefit Election Date is set on 11/30/2024, and the first SecurePay Life Withdrawal of $9,500 is taken. Since the Maximum Withdrawal Percentage is 5%, we have $9,500 = $190,000 x 5%.~~

(M)

(N̶)̶ The ~~SecurePay Benefit Election Date~~ Adjusted Withdrawal Amount is ~~set on 11/30/2024, and~~ used to adjust the ~~first SecurePay Withdrawal~~ Return of ~~$8,550~~ Purchase Payments Death Benefit for withdrawals. The Adjusted Withdrawal Amount is ~~taken.~~ $8,597.

(N)

(O̶)̶ The ~~Adjusted Withdrawal Amount is used to adjust the~~ Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for ~~withdrawals. The Adjusted Withdrawal Amount~~ each withdrawal amount. $165,500 is ~~$7,737.~~ equal to the greater of $165,500 or $149,768 ($100,000 + $80,000 – $21,635 – $8,597) respectively.

(O)

(P̶)̶ ~~The Return~~ A withdrawal of ~~Purchase Payments Death Benefit~~ $9,500 is ~~greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. $166,450~~ made on 1/1/2025. This amount is equal to the ~~greater of $166,450 or $150,628 ($100,000 + $80,000 – $21,635 – $7,737) respectively.~~ Annual Withdrawal Amount for this Contract Year. Since the Maximum Withdrawal Percentage is 5%, we have $9,500 = $190,000 x 5%.

(P)

(Q̶)̶ ~~An~~ The adjustment for each Excess Withdrawal under the SecurePay rider is the amount that reduces the death benefit at the time of ~~$16,000~~ withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is ~~made on 3/31/2025.~~ $149,768, the adjusted withdrawal amount is $14,293 = $16,000 / $158,000 x $149,768.

(Q̶)̶ ~~The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $128,360. The Return of Purchase Payments Death Benefit of $128,360 is equal to the greater of $125,000 or $128,360 ($100,000 + $80,000 – $21,635 – $7,737 – $7,805 – $14,463), respectively.~~

(Q̶)̶ The actual Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $126,852. The Return of Purchase Payments Death Benefit of $126,852 is equal to the greater of $125,000 or $126,852 ($100,000 + $80,000 – $21,635 – $8,597 – $8,623 – $14,293), respectively.

Example of Death Benefit Calculation — Return of Purchase Payments Death Benefit Without the SecurePay Rider

Assumptions:

- Owner is 60 years old on the Issue Date (1/1/2020)
- Selected Return of Purchase Payments Death Benefit at the time of Contract purchase
- Owner passed away on 7/1/2025

Transaction Date	Transaction Type	Hypothetical Contract Value Before Transaction	Purchase Payments	Net Withdrawals	Hypothetical Contract Value	Adjusted Withdrawal Amount	Return of Purchase Payments Death Benefit
1/1/20	Contract Issue	N/A	100,000(A)	N/A	100,000	—	100,000
1/1/21	Anniversary	120,000(B)		—	120,000	—	120,000
1/1/22	Anniversary	130,000	—	—	130,000	—	130,000
4/1/22	Withdrawal	125,000	—	25,000(C)	100,000(D)	26,000(E)	100,000(F)
1/1/24	Anniversary	103,000	—	—	103,000	—	103,000
10/1/24	Purchase Payment	85,000	80,000(G)	—	165,000	—	165,000
11/30/24	Withdrawal	155,000	—	5,500(H)	149,500	5,465(I)	149,500(J)
1/1/25	Anniversary	152,000	—	—	152,000	—	152,000
3/31/25	Withdrawal	160,000	—	16,000(K)	144,000	14,854	144,000
7/1/25	Owner Death	135,000(L)	—	—	135,000	—	135,000(M)

(A) Contract is issued with a Purchase Payment of $100,000.

(B) This column shows the Contract Values before any transactions occur. In this case the Contract Value is $120,000.

(C) A withdrawal of $25,000 is made.

(D) $100,000 = $125,000 – $25,000.

(E) The "Adjusted Withdrawal Amount" is used to adjust the Return of Purchase Payments Death Benefit for withdrawals. The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount ~~withdrawn,~~ withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $130,000, the adjusted withdrawal amount is $26,000. The adjusted withdrawal amount of $26,000 is equal to $25,000 / $125,000 x $130,000.

(F) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $100,000. The Return of Purchase Payments Death Benefit of $100,000 is equal to the greater of $100,000 or $74,000 ($100,000 – $26,000), respectively.

(G) A Purchase Payment of $80,000 is made on 10/1/2024.

(H) A withdrawal of $5,500 is made on 11/30/2024.

(I) The adjustment for each withdrawal is the amount that reduces the death benefit at the time of withdrawal in the same proportion that the amount withdrawn reduces Contract Value. Assuming the death benefit at the time of withdrawal is $154,000, the adjusted withdrawal amount is $5,465. The adjusted withdrawal amount of $5,465 equal to $5,500 / $155,000 x $154,000.

(J) The Return of Purchase Payments Death Benefit is greater of Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $149,500. The Return of Purchase Payments Death Benefit of $149,500 is equal to the greater of $149,500 or $148,535 ($100,000 + $80,000 – $26,000 – $5,465), respectively.

(K) A withdrawal of $16,000 is made on 3/31/2025.

(L) The Owner dies on 7/1/2025 and the Contract Value at that time has declined to $135,000.

(M) The actual Return of Purchase Payments Death Benefit is the greater of the Contract Value or aggregate Purchase Payments less an adjustment for each withdrawal amount. The Return of Purchase Payments Death Benefit is $135,000. The Return of Purchase Payments Death Benefit of $135,000 is equal to the greater of $135,000 or $133,682 ($100,000 + $80,000 – $26,000 – $5,465 – $14,854), respectively.

APPENDIX C

EXPLANATION OF THE VARIABLE INCOME PAYMENT CALCULATION

The purpose of the following example is to illustrate variable income payments under the Contract. The example is based on hypothetical Annuity Values and transactions and assumes hypothetical positive and negative investment performance of the Variable Account. The example is not representative of past or future performance and is not intended to project or predict future investment results. There is, of course, no assurance that the Variable Account will experience positive investment performance. Actual results may be higher or lower.

Assuming an Annuity Value of $100,000 on the Annuity Date and annual variable income payments selected under Option A with a 5 year certain period, the dollar amount of the payment determined, but not paid, on the Annuity Date is calculated using an interest assumption of 5%, as shown below.

There are 5 annual payments scheduled. Assuming an interest rate of 5%, the applied Annuity Value is then assumed to have a balance of $0 after the last payment is made at the end of the 5th year. The amount of the payment determined on the Annuity Date is the amount necessary to force this balance to $0.

Date	Interest Earned During Year at 5%	Annuity Value Before Payment	Payment Made	Annuity Value After Payment
Annuity Date.		$100,000.00	$0.00	$100,000.00
End of 1st year	$5,000.00	$105,000.00	$23,097.48	$81,902.52
End of 2nd year	$4,095.13	$85,997.65	$23,097.48	$62,900.17
End of 3rd year	$3,145.01	$66,045.17	$23,097.48	$42,947.69
End of 4th year	$2,147.38	$45,095.08	$23,097.48	$21,997.60
End of 5th year	$1,099.88	$23,097.48	$23,097.48	$0.00

Assuming an interest rate of 5%, a payment of $23,097.48 is determined, but not paid, on the Annuity Date.

The actual variable income payment made at the end of the 1st year will equal $23,097.48 only if the net investment return during the 1st year equals 5%. If the net investment return exceeds 5%, then the 1st payment will exceed $23,097.48. If the net investment return is less than 5%, then the 1st payment will be less than $23,097.48.

Subsequent variable payments will vary based on the net investment return during the year in which the payment is scheduled to be made. A payment will equal the payment made at the end of the prior year only if the net investment return equals 5%. If the net investment return exceeds 5%, then the payment will exceed the prior payment. If the net investment return is less than 5%, then the payment will be less than the prior payment.

EXPLANATION OF THE COMMUTED VALUE CALCULATION

A Contract may be fully or partially surrendered for a commuted value while variable income payments under Annuity Option A are being made. (See "Annuity Options.") If the Contract is surrendered, the amount payable will be the commuted value of future payments at the assumed interest rate of 5%, which will be equal to the values shown in the column titled "Annuity Value after Payment," ~~above. If the Contract is surrendered while variable income payments are being made under Annuity Option A within 7 years the amount payable will be reduced by any applicable surrender charge. (See "Annuity Income Payments, *Variable Income Payments*.")~~above.

APPENDIX D

CONDENSED FINANCIAL INFORMATION

Sub-Accounts

The date of inception of each of the Sub-Accounts available in the Contract ~~as follows:~~is August __, 2020.

~~March 14, 1994 —~~ Invesco Oppenheimer V.I. Government Money Fund

~~October 2, 2000 —~~ Invesco V.I. Mid Cap Growth II

~~May 1, 2002 —~~ Lord Abbett Bond-Debenture, Value Class

~~Lord Abbett Mid-Cap Stock, Value Class~~

~~June 2, 2003 —~~ Invesco V.I. Comstock II

~~Invesco V.I. Growth and Income II~~

~~Lord Abbett Calibrated Dividend Growth, Value Class~~

~~Lord Abbett Growth Opportunities, Value Class~~

~~Invesco Oppenheimer V.I. Capital Appreciation, Series II~~

~~Invesco Oppenheimer V.I. Global, Series II~~

~~Invesco Oppenheimer V.I. Global Strategic Income, Series II~~

~~Invesco Oppenheimer V.I. Main Street Fund, Series II~~

~~December 19, 2003 —~~ Invesco V.I. Equity and Income II

~~Invesco V.I. Government Securities II~~

~~May 1, 2006 —~~ Fidelity VIP Contrafund®-SC2

~~Fidelity VIP Index 500-SC2~~

~~Fidelity VIP Investment Grade Bond-SC2~~

~~Fidelity VIP Mid Cap-SC2~~

~~Franklin Flex Cap Growth VIP-C2~~

~~Franklin Income VIP-C2~~

~~Franklin Mutual Shares VIP-C2~~

~~Franklin Rising Dividends VIP-C2~~

~~Franklin Small-Mid Cap Growth VIP-C2~~

~~Templeton Foreign VIP-C2~~

~~Templeton Growth VIP-C2~~

~~May 1, 2007 —~~ Franklin U.S. Government Securities VIP-C2

~~Templeton Global Bond VIP-C2~~

~~May 1, 2008 —~~ Goldman Sachs Strategic Growth, Service Class

~~Goldman Sachs International Equity Insights, Service Class~~

~~November 2, 2009 —~~ ClearBridge Variable Mid Cap, Class II

~~ClearBridge Variable Small Cap Growth, Class II~~

~~Franklin Small Cap Value VIP-C2~~

~~Goldman Sachs Growth Opportunities, Service Class~~

~~Invesco V.I. American Value II~~

~~Invesco V.I. Balanced Risk Allocation II~~

~~Lord Abbett Fundamental Equity, Value Class~~

~~PIMCO Long-Term US Government, Advisor Class~~

~~PIMCO Low Duration, Advisor Class~~

~~PIMCO Real Return, Advisor Class~~

~~PIMCO Short-Term, Advisor Class~~

~~PIMCO Total Return, Advisor Class~~

~~Royce Capital Small-Cap, Service Class~~

~~May 1, 2010 —~~ Goldman Sachs Mid Cap Value, Service Class

~~May 1, 2012 —~~ Invesco V.I. Global Real Estate II

~~Invesco V.I. International Growth II~~

~~Invesco V.I. Small Cap Equity II~~

~~PIMCO All Asset, Advisor Class~~

~~QS Legg Mason Dynamic Multi-Strategy VIT, Class II~~

~~Templeton Developing Markets VIP-C2~~

~~May 1, 2013 —~~ Goldman Sachs Global Trends Allocation, Service Class

~~PIMCO Global Diversified Allocation, Advisor Class~~

May 13, 2015 — American Funds Asset Allocation – C4

American Funds Blue Chip Income and Growth – C4

American Funds Global Growth – C4

American Funds Global Small Capitalization- C4

American Funds Growth – C4

American Funds International – C4

American Funds New World – C4

Goldman Sachs Core Fixed Income, Service Class

May 2, 2016 — Protective Life Dynamic Allocation Series- Conservative

Protective Life Dynamic Allocation Series- Moderate

Protective Life Dynamic Allocation Series- Growth

January 17, 2017 — American Funds IS Bond 4

American Funds IS Capital Income Builder® 4

American Funds IS Global Growth & Income 4

American Funds IS Growth-Income 4

American Funds IS US Government/ AAA-Rated Securities 4

Franklin Mutual Global Discovery VIP 2

Franklin Strategic Income VIP 2

Accumulation Units

Because sales of the Contracts had not commenced prior to December 31, 2019 there is no Accumulation Unit value information for the Sub-Accounts.

5. Form of Contract Application for Individual Flexible Premium Deferred Variable and Fixed Annuity Contract is incorporated herein by reference to the Form N-4 Registration Statement (File No. 238855), filed with the Commission on June 1, 2020.

6. (a) Charter of Protective Life and Annuity Insurance Company is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-41577), filed with the Commission on December 5, 1997.

6. (b) By-Laws of Protective Life and Annuity Insurance Company is incorporated herein by reference to the Form N-4 Registration Statement (File No. 333-41577), filed with the Commission on December 5, 1997.

6. (c) Amended and Restated Articles of Incorporation of Protective Life and Annuity Insurance Company dated as of December 12, 2005 is incorporated herein by reference to the Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on April 29, 2020.

6. (d) Amended and Restated By-Laws of Protective Life and Annuity Insurance Company dated as of September 26, 2011 is incorporated herein by reference to the Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on April 29, 2020.

7. Not applicable.

8. (a) Participation Agreement (Vanguard Variable Insurance Fund) is incorporated herein by reference to Pre-Effective Amendment No. 1 to the Form N-6 Registration Statement (333-232740), as filed with the Commission on October 29, 2019.

8. (a) (i) Amendment No. 1 to Participation Agreement (Vanguard Variable Insurance Fund) is incorporated herein by reference to Post-Effective Amendment No. 27 to the Form N-6 Registration Statement (333-52215), as filed with the Commission on April 27, 2017.

8. (b) Participation Agreement (Lord Abbett Series Funds) is incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (c) Participation Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (c) (i) Amendment to Participation Agreement re Summary Prospectus (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to the Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-146508), filed with the Commission on April 28, 2011.

C-4

8. (d) Participation Agreement (Fidelity Variable Insurance Products) is incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (e) Participation Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (e) (i) Amendment to Participation Agreement re Summary Prospectus (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to the Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-146508), filed with the Commission on April 28, 2011.

8. (f) Rule 22c-2 Shareholder Information Agreement (Franklin Templeton Variable Insurance Products Trust) is incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (g) Rule 22c-2 Shareholder Information Agreement (Goldman Sachs Variable Insurance Trust) is incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (h) Rule 22c-2 Shareholder Information Agreement (Lord Abbett Series Funds) is incorporated herein by reference to the Post-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on April 30, 2009.

8. (i) Participation Agreement (DFA Investment Dimensions Group Inc.) is incorporated herein by reference to Post-Effective Amendment No. 28 to the Form N-6 Registration Statement (File No. 52215), as filed with the Commission on November 27, 2017.

8. (j) Participation Agreement (Legg Mason) is incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

8. (k) Participation Agreement (PIMCO) is incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

8. (k) (i) Form of Novation of and Amendment to Participation Agreement (PIMCO) is incorporated herein by reference to the Post-Effective Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-146508), filed with the Commission on April 28, 2011.

8. (k) (ii) Amendment to Participation Agreement re Summary Prospectus (PIMCO Variable Insurance Products Trust) is incorporated herein by reference to the Post-Effective

Amendment No. 6 to the Form N-4 Registration Statement (File No. 333-146508), filed with the Commission on April 28, 2011.

8. (l) Participation Agreement (Royce Capital) is incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

8. (m) Rule 22c-2 Information Sharing Agreement (Royce) is incorporated herein by reference to the Post-Effective Amendment No. 2 to the Form N-4 Registration Statement (File No. 333-153043), filed with the Commission on October 29, 2009.

8. (n) Participation Agreement (AIM Variable Insurance Funds (Invesco Variable Insurance Funds)) is incorporated herein by reference to Post-Effective Amendment No. 19 to the Form N-4 Registration Statement (File No. 333-113070), filed with the Commission on April 25, 2011.

8. (o) Form of Participation Agreement (American Funds) is incorporated herein by reference to the Pre-Effective Amendment No. 1 to the Form N-4 Registration Statement (File No. 333-201920), filed with the Commission on June 19, 2015.

8. (p) Participation Agreement (Clayton Street Funds) is incorporated herein by reference to Post-Effective Amendment No. 4 to the Form N-4 Registration Statement (File No. 333-190294), filed with the Commission on April 26, 2016.

C-6

Item 25. *Directors and Officers of Depositor.*

Name and Principal Business Address	Position and Offices with Depositor
Adams, D. Scott	Executive Vice President, Chief Digital and Innovation Officer
Bartlett, Malcolm Lee	Senior Vice President, Corporate Tax
Bedwell, Robert R. III	Senior Vice President, Mortgage Loans
Berueffy, Max	Senior Vice President, Senior Counsel
Bielen, Richard J.	Chairman of the Board, Chief Executive Officer, President, and Director
Black, Lance P.	Senior Vice President, and Treasurer
Borie, Kevin B.	Senior Vice President, Chief Valuation Actuary, and Appointed Actuary
Callaway, Steve M.	Senior Vice President, Senior Counsel, and Secretary
Casey, Sean	Senior Vice President
Cramer, Steve	Senior Vice President, and Chief Product Officer
Creutzmann, Scott E.	Senior Vice President, and Chief Compliance Officer
Drew, Mark L.	Executive Vice President, and Chief Legal Officer
Goyer, Stephane	Senior Vice President
Harrison, Wade V.	President, Protection Division
Kane, Nancy	Executive Vice President, Acquisitions and Corporate Development
Kohler, Matthew	Senior Vice President, and Chief Technology Officer
Laeyendecker, Ronald	Senior Vice President, Executive Benefit Markets
Lawrence, Mary Pat	Senior Vice President, Government Affairs
Loper, David M	Senior Vice President, and Senior Counsel
McDonald, Laura Y.	Senior Vice President, Chief Mortgage and Real Estate Officer
Moloney, Michelle	Senior Vice President, and Chief Risk Officer
Moschner, Christopher	Senior Vice President, and Chief Marketing Officer
Passafiume, Philip E.	Senior Vice President, and Chief Investment Officer
Radnoti, Francis	Senior Vice President, Chief Product Officer
Riebel, Matthew A.	Senior Vice President, Chief Distribution Officer
Seurkamp, Aaron C.	President, Retirement Division
Temple, Michael G.	Vice Chairman, Chief Operating Officer, and Director
Wagner, James	Senior Vice President, and Chief Distribution Officer
Walker, Steven G.	Executive Vice President, Chief Financial Officer, and Director
Wells, Paul R.	Senior Vice President, Chief Accounting Officer, and Controller
Williams, Lucinda S.	Senior Vice President, Customer Experience

* Unless otherwise indicated, principal business address is 2801 Highway 280 South, Birmingham, Alabama 35223

Item 26. *Persons Controlled by or Under Common Control With the Depositor or the Registrant.*

The registrant is a segregated asset account of the Company and is therefore owned and controlled by the Company. All of the Company's outstanding voting common stock is owned by Protective Life Corporation, a subsidiary of Dai-ichi Life Holdings, Inc Protective Life Corporation is described more fully in the prospectus included in this registration statement. For more information regarding the company structure of Protective Life Corporation and Dai-ichi Life Holdings, Inc., please refer to the attached organizational chart.

a. Protective Life Corporation and Dai-ichi Life Holdings, Inc Organizational Chart filed as an exhibit herein

Item 27. *Number of Contractowners.*

As of July 31, 2020, sales of Protective Investors Benefit Advisory NY Individual Flexible Premium Deferred Variable and Fixed Annuity Contract had not yet commenced, and therefore as of that date, there were no owners of the Contracts.

Item 28. *Indemnification of Directors and Officers.*

Article XI of the By-laws of Protective Life provides, in substance, that any of Protective Life's directors and officers, who is a party or is threatened to be made a party to any action, suit or proceeding, other than an action by or in the right of Protective Life, by reason of the fact that he is or was an officer or director, shall be indemnified by Protective Life against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such claim, action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. If the claim, action or suit is or was by or in the right of Protective Life to procure a judgment in its favor, such person shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of Protective Life, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to Protective Life unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper. To the extent that a director or officer has been successful on the merits or otherwise in defense of any such action, suit or proceeding, or in defense of any claim, issue or matter therein, he shall be indemnified by Protective Life against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, not withstanding that he has not been successful on any other claim issue or matter in any such action, suit or proceeding. Unless ordered by a court, indemnification shall be made by Protective Life only as authorized in the specific case upon a determination that indemnification of the officer or director is proper in the circumstances because he has met the applicable standard of conduct. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to, or who have been successful on the merits or otherwise with respect to, such claim action, suit or proceeding, or (b) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion or (c) by the shareholders.

In addition, the executive officers and directors are insured by PLC's Directors' and Officers' Liability Insurance Policy including Company Reimbursement and are indemnified by a written contract with PLC which supplements such coverage.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant of this Registration Statement has duly caused this Pre-Effective Amendment to the Registration Statement on Form N-4 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Birmingham, State of Alabama, on August   , 2020.

VARIABLE ANNUITY ACCOUNT A OF
PROTECTIVE LIFE

By: _____*_____
       Richard J. Bielen, *President*
       Protective Life and Annuity Insurance Company

PROTECTIVE LIFE AND ANNUITY
INSURANCE COMPANY

By: _____*_____
       Richard J. Bielen, *President*
       Protective Life and Annuity Insurance Company

As required by the Securities Act of 1933, this Pre-Effective Amendment to the Registration Statement on Form N-4 has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
* Richard J. Bielen	Chairman of the Board, President, Chief Executive Officer and Director (Principal Executive Officer)	August , 2020
* Steven G. Walker	Executive Vice President, Chief Financial Officer and Director (Principal Accounting and Financial Officer)	August , 2020
* Philip E. Passafiume	Senior Vice President, and Chief Investment Officer	August , 2020
* Michael G. Temple	Vice Chairman, Chief Operating Officer, and Director	August , 2020
*BY: /S/ BRAD RODGERS Brad Rodgers *Attorney-in-Fact*		August , 2020

Exhibit 99.26

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020 [1]


Dai-ichi Life Holdings, Inc. (Japan) (Ultimate Controlling Person)
TAL Dai-ichi Life Australia Pty Ltd. (Australia)
70%
Dai-ichi Life Realty Asset Management Co, Ltd.6 (Japan)
Dai-ichi Life Insurance (Cambodia) PLC.2 (Cambodia)
QOLead, Ltd. (Japan)
Dai-ichi Life International Limited (Japan)
DLI North America Inc. (USA)
The Dai-ichi Life Insurance Company, Limited 2 (Japan)
THE DAI-ICHI BUILDING CO., LTD. (Japan)
Protective Life Corporation 3 (USA)
Asteron Life & Superannuation Limited 2 (Australia)
TAL Dai-ichi Life Group Pty Ltd. (Australia)
Dai-ichi Life International Holdings LLC (Japan)
TAL Life Limited 2 (Australia)
TAL Distribution Holdings Limited (Australia)
Dai-ichi Life International (Europe) Limited (UK)
The Neo First Life Insurance Company, Limited 2 (Japan)
36.84%
PT Panin International (Indonesia)
45.94%
Star Union Dai-ichi Life Insurance Company Limited 2 (India)
Affinia Financial Advisers Limited (Australia)
TAL Superannuation Limited (Australia)
TAL Direct Pty Limited (Australia)
TAL Services Limited (Australia)
51.25%
The Dai-ichi Life Research Institute Inc. 4 (Japan)
DLI Asia Pacific Pte. Ltd. (Singapore)
16.88%
Janus Henderson Group plc 5 (U.K.)
24%
OCEAN LIFE INSURANCE PUBLIC COMPANY 2 (Thailand)
TAL Australia Distribution Limited (Australia)
InsuranceLine Limited (New Zealand)
International Life Solutions Proprietary Limited (South Africa)
National Financial Solutions Pty Ltd. (Australia)
The Dai-ichi Frontier Life Insurance Co., Ltd. 2 (Japan)
49%
Asset Management One Co., Ltd. (Japan)
Lifebroker Pty Ltd. (Australia)
Lifebroker NZ Ltd. (New Zealand)
Dai-ichi Life Insurance Company of Vietnam, Limited 2 (Vietnam)
Dai-ichi Life Vietnam Fund Management Company Limited (Vietnam)

1 Except as otherwise indicated, chart does not reflect less than 50% ownership interests
2 Insurance company
3 Pages 3 – 5 contain a list of Protective Life Corporation's subsidiaries
4 The voting rights pertaining to The Dai-ichi Life Research Institute Inc. are split among other affiliates of Dai-ichi Life Holdings, Inc. as follows:
- THE DAI-ICHI BUILDING CO., LTD. – 26.20%
- DAI-ICHI SEIMEI CARD SERVICE Co., LTD. – 9.08%
- NIHON BUSSAN CO., LTD. – 6.75%
- The Dai-ichi Life Information Systems Co., Ltd. – 4.17%

As such, the Dai-ichi group owns 100% of the voting rights pertaining to The Dai-ichi Life Research Institute Inc.
5 As of 6/30/20, Dai-ichi Life Holdings, Inc.'s voting rights in Janus Henderson Group plc were 16.88%. This amount excludes any options that may be exercised in the future.
6 The voting rights pertaining to Dai-ichi Life Realty Asset Management Co., Ltd. are split among other affiliates of Dai-ichi Life Holdings, Inc. as follows:
- SOHGO HOUSING CO., Ltd. – 30%

As such, the Dai-ichi group owns 100% of the voting rights pertaining to Dai-ichi Life Realty Asset Management Co., Ltd.

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020


Dai-ichi Life Holdings, Inc.
(Japan)
(Ultimate Controlling Person)
The Dai-ichi Life Insurance Company, Limited
(Japan)
100%
Dai-ichi Life Business Service Co., Ltd. (Japan)
100%
Dai-ichi Life Challenged Co., Ltd. (Japan)
100%
The Dai-ichi Life Information Systems Co., Ltd. (Japan)
50.1%
DAI-ICHI SEIMEI CARD SERVICE Co., LTD. 1 (Japan)
100%
Alpha Consulting Co., Ltd. (Japan)
100%
Dai-ichi Smart Co., LTD. (Japan)
10%
O.M. Building Management Inc. 2 (Japan)
49%
Corporate-pension Business Service Co., Ltd. 3 (Japan)
100%
Asset Guardian Company, Limited (Japan)
100%
Dai-ichi Life Insurance Myanmar Ltd. (Myanmar)
68%
A.F. BUILDING MANAGEMENT CO., LTD. (Japan)

[1] The voting rights pertaining to DAI-ICHI SEIMEI CARD SERVICE Co., LTD. are split among the other affiliates of Dai-ichi Life Holdings, Inc. as follows:

- THE DAI-ICHI BUILDING CO., LTD. – 11.57%
- NIHON BUSSAN CO., LTD. – 20%
- SOHGO HOUSING CO., Ltd. – 13%
- The Dai-ichi Life Information Systems Co., Ltd. – 3.33%

As such, the Dai-ichi group owns 95% of the voting rights pertaining to DAI-ICHI SEIMEI CARD SERVICE Co., LTD.

[2] The voting rights pertaining to O.M. Building Management Inc. are split among the other affiliates of Dai-ichi Life Holdings, Inc. as follows:

- THE DAI-ICHI BUILDING CO., LTD. – 40%

As such, the Dai-ichi group owns 50% of the voting rights pertaining to O.M. Building Management Inc.

[3] The voting rights pertaining to Corporate-pension Business Service Co., Ltd. are split among the other affiliates of Dai-ichi Life Holdings, Inc. as follows:

- The Dai-ichi Life Information Systems Co., Ltd. – 1%

As such, the Dai-ichi group owns 50% of the voting rights pertaining to Corporate-pension Business Service Co., Ltd.

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020



[1] insurance company

[2] captive insurance company

Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020


Protective Life Corporation (DE)
TIN 95-2492236
Protective Investment Advisors, Inc. 1 (TN)
PLC owns 100% of stock
TIN 63-1100711
Investment Distributors, Inc. (TN)
PLC owns 100% of stock
TIN 63-1100710
Protective Real Estate Holdings, Inc. (DE)
PLC owns 100% of stock
TIN 52-1985171
ProEquities, Inc. 1 (AL)
PLC owns 100% of stock
TIN 63-0879387
First Protective Insurance Group, Inc. (AL)
PLC owns 100% of stock
TIN 63-0846761
Steel City, LLC (VT)
PLC owns 100% of membership
TIN 81-0732526
Empower Financial Resources, Inc. (DE)
PLC owns 100% of stock
TIN 46-5331907
(formerly known as Financial Leadership Alliance, Inc.)
Shades Creek Captive Insurance Company 2 (VT)
PLC owns 100% of Stock
TIN 46-1252145
NAIC 14688
Protective Life Reinsurance Bermuda Ltd.
(Bermuda)
PLC owns 100% of stock
TIN 98-1512479

[1] registered investment adviser
[2] captive insurance company



Organizational Chart of Dai-ichi Life Holdings, Inc., as of June 30, 2020